EXECUTION VERSION

CATALYST PAPER CORPORATION, as Issuer,

THE GUARANTORS PARTY HERETO, as Guarantors,

WILMINGTON TRUST FSB, as Trustee,

and

COMPUTERSHARE TRUST COMPANY OF CANADA, as Collateral Trustee

Indenture

Dated as of March 10, 2010

11% Senior Secured Notes Due December 15, 2016

TABLE OF CONTENTS

Page

RECITALS OF THE COMPANY 1

ARTICLE I

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 1.01	Definitions.	1
SECTION 1.02	Compliance Certificates and Opinions.	49
SECTION 1.03	Form of Documents Delivered to Trustee.	49
SECTION 1.04	Acts of Holders; Record Date.	50
SECTION 1.05	Notices.	51
SECTION 1.06	Notice to Holders; Waiver.	53
SECTION 1.07	Effect of Headings and Table of Contents	53
SECTION 1.08	Successors and Assigns	53
SECTION 1.09	Separability Clause	53
SECTION 1.10	Benefits of Indenture	53
SECTION 1.11	No Personal Liability of Directors, Officers, Employees and Stockholders	53
SECTION 1.12	Governing Law; Waiver of Jury Trial	54
SECTION 1.13	Business Days; Legal Holidays.	54
SECTION 1.14	Consent to Service; Jurisdiction	54
SECTION 1.15	Judgment Currency.	55
SECTION 1.16	Currency Equivalent	56
SECTION 1.17	No Adverse Interpretation of Other Agreements	56
SECTION 1.18	U.S.A. Patriot Act	56

ARTICLE II

SECURITY FORMS

SECTION 2.01	Forms Generally and Amount of Notes.	57
SECTION 2.02	Security Registrar and Paying Agent	57
SECTION 2.03	Paying Agent to Hold Money In Trust	57
SECTION 2.04	Form of Note	58
SECTION 2.05	Book-Entry Provisions for Global Notes	2

ARTICLE III

THE SECURITIES

SECTION 3.01	Title and Terms.	2
SECTION 3.02	Denominations; Original Issue Discount Legend	3
SECTION 3.03	Execution, Authentication, Delivery and Dating.	3
SECTION 3.04	Temporary Notes.	4
SECTION 3.05	[Reserved].	5
SECTION 3.06	Deposit of Moneys	5
SECTION 3.07	Registration, Registration of Transfer and Exchange Generally; Restrictions on Transfer and Exchange; Securities Act Legends.	5
SECTION 3.08	Mutilated, Destroyed, Lost and Stolen Notes	10
SECTION 3.09	Outstanding Notes	10
SECTION 3.10	Computation of Interest	11
SECTION 3.11	Payment of Interest; Interest Rights Preserved.	11
SECTION 3.12	Persons Deemed Owners	12
SECTION 3.13	Cancellation	12
SECTION 3.14	CUSIP or ISIN Numbers	12
SECTION 3.15	Treasury Notes	12

ARTICLE IV

SATISFACTION AND DISCHARGE

SECTION 4.01	Satisfaction and Discharge of Indenture.	13
SECTION 4.02	Application of Trust Money	14
SECTION 4.03	Moneys Held by Paying Agent.	14
SECTION 4.04	Moneys Held by Trustee.	14

ARTICLE V

REMEDIES

SECTION 5.01	Events of Default.	15
SECTION 5.02	Acceleration of Maturity; Rescission and Annulment.	16
SECTION 5.03	Other Remedies	17
SECTION 5.04	Collection of Indebtedness and Suits For Enforcement by Trustee. 17
SECTION 5.05	Trustee May File Proofs of Claim.	18
SECTION 5.06	Trustee May Enforce Claims Without Possession of Notes	18
SECTION 5.07	Application of Money Collected	18
SECTION 5.08	Limitation On Suits	19
SECTION 5.09	Restoration of Rights and Remedies	19
SECTION 5.10	Rights and Remedies Cumulative	19
SECTION 5.11	Delay or Omission Not Waiver	20
SECTION 5.12	Control by Holders	20
SECTION 5.13	Waiver of Past Defaults and Events of Default	20
SECTION 5.14	Undertaking For Costs	20
SECTION 5.15	Waiver of Stay, Extension or Usury Laws	20
SECTION 5.16	Rights of Holders to Receive Payment	21
SECTION 5.17	Collection Suit by Trustee	21

ARTICLE VI

THE TRUSTEE

SECTION 6.01	Duties of Trustee.	21
SECTION 6.02	Rights of Trustee.	22
SECTION 6.03	Individual Rights of Trustee.	23
SECTION 6.04	Trustee’s Disclaimer.	23
SECTION 6.05	Notice of Defaults.	24
SECTION 6.06	Compensation and Indemnity.	24
SECTION 6.07	Replacement of Trustee.	25
SECTION 6.08	Successor Trustee by Consolidation, Merger, Etc.	26
SECTION 6.09	Corporate Trustee Required; Eligibility.	26
SECTION 6.10	Paying Agents.	26
SECTION 6.11	Disqualification: Conflicting Interests	26
SECTION 6.12	Appointment of Authenticating Agent	26

ARTICLE VII

HOLDERS’ LISTS

SECTION 7.01	Company to Furnish Trustee Names and Addresses of Holders	28
SECTION 7.02	Preservation of Information; Communications to Holders	28

ARTICLE VIII

AMALGAMATIONS, MERGERS, CONSOLIDATIONS AND CERTAIN SALES AND PURCHASES OF ASSETS

SECTION 8.01	The Company May Consolidate, Etc	28

ARTICLE IX

AMENDMENTS, SUPPLEMENTS AND WAIVERS

SECTION 9.01	Without Consent of Holders	30
SECTION 9.02	With Consent of Holders	31
SECTION 9.03	Revocation And Effect Of Consents	32
SECTION 9.04	Notation On Or Exchange Of Notes	33
SECTION 9.05	Trustee and Collateral Trustee To Sign Amendments, Etc	33
SECTION 9.06	Effect Of Supplemental Indentures	33
SECTION 9.07	Reference In Notes To Supplemental Indentures	33

ARTICLE X

COVENANTS

SECTION 10.01	Payment Of Notes	34
SECTION 10.02	Reports To Holders	34
SECTION 10.03	Compliance Certificate.	35
SECTION 10.04	Taxes	35
SECTION 10.05	Limitation On Additional Debt	35
SECTION 10.06	Limitation On Restricted Payments	36
SECTION 10.07	Limitation On Liens	40
SECTION 10.08	Limitation On Transactions With Affiliates.	41
SECTION 10.09	Limitation On Asset Sales.	42
SECTION 10.10	Limitation On Dividend And Other Payment Restrictions Affecting Restricted Subsidiaries	45
SECTION 10.11	Limitation On Subsidiaries.	47
SECTION 10.12	Insurance	47
SECTION 10.13	Change Of Control Offer.	48
SECTION 10.14	Payment Of Additional Amounts.	50
SECTION 10.15	Payments for Consent	51
SECTION 10.16	Maintenance of Office or Agency.	51
SECTION 10.17	Corporate Existence.	51

ARTICLE XI

REDEMPTION OF SECURITIES

SECTION 11.01	Election To Redeem; Notices To Trustee	51
SECTION 11.02	Selection By Trustee Of Notes To Be Redeemed	51
SECTION 11.03	Notice of Redemption	52
SECTION 11.04	Effect of Notice of Redemption	53
SECTION 11.05	Deposit Of Redemption Price	53
SECTION 11.06	Notes Redeemed in Part	53
SECTION 11.07	Optional Redemption	53
SECTION 11.08	Tax Redemption	54
SECTION 11.09	Purchase of Notes	54

ARTICLE XII

DEFEASANCE AND COVENANT DEFEASANCE

SECTION 12.01	Company’s Option to Effect Defeasance or Covenant Defeasance 55
SECTION 12.02	Defeasance and Discharge	55
SECTION 12.03	Covenant Defeasance	55
SECTION 12.04	Conditions To Defeasance Or Covenant Defeasance.	55
SECTION 12.05	Deposited Money and U.S. Government Securities to be Held in Trust: Other Miscellaneous Provisions.	57
SECTION 12.06	Reinstatement	57

ARTICLE XIII

COLLATERAL AND SECURITY

SECTION 13.01	Collateral and Collateral Documents.	57
SECTION 13.02	Equal and Ratable Sharing of Collateral	59
SECTION 13.03	Ranking of Subordinated Liens	59
SECTION 13.04	Relative Rights	59
SECTION 13.05	Further Assurances	60
SECTION 13.06	Use of Collateral	60
SECTION 13.07	Release of Collateral.	60
SECTION 13.08	Suits To Protect the Collateral	61
SECTION 13.09	Authorization of Receipt of Funds by the Trustee Under the Collateral Documents	62
SECTION 13.10	Purchaser Protected	62
SECTION 13.11	Powers Exercisable by Receiver or Trustee.	62
SECTION 13.12	Collateral Trustee.	62

ARTICLE XIV

GUARANTEE OF NOTES

SECTION 14.01	Guarantee	66
SECTION 14.02	Execution and Delivery of Guarantee	68
SECTION 14.03	Limitation Of Guarantee	68
SECTION 14.04	Additional Guarantors	68
SECTION 14.05	Release Of Guarantor	68
SECTION 14.06	Waiver of Subrogation	69

ANNEXES

Annex A                      Form of Regulation S Certificate A-1

Annex B                      Form of Restricted Securities Certificate B-1

Annex C                      Form of Guarantee C-1

THIS INDENTURE, dated as of March 10, 2010, among Catalyst Paper Corporation, a corporation incorporated under the laws of Canada, as issuer (herein called the “Company”), the Guarantors (as defined herein), Wilmington Trust FSB, as Trustee (in such capacity, herein called the “Trustee”), and Computershare Trust Company of Canada, as Collateral Trustee (in such capacity, herein called the “Collateral Trustee”).

RECITALS OF THE COMPANY

The Company has duly authorized an exchange offer of its outstanding 8 5/8% Senior Notes Due June 5, 2011 (the “2011 Old Notes”) for its 11% Senior Secured Notes Due December 15, 2016 (the “Notes”), and to provide therefor the Company has duly authorized the execution and delivery of this Indenture.

All things necessary to make the Notes, when executed by the Company and authenticated and delivered hereunder and duly issued by the Company, the valid obligations of the Company, and to make this Indenture a valid agreement of the Company, in accordance with their and its terms, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE I

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 1.01 Definitions.

(a) For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1) the terms defined herein include the plural as well as the singular and where the use of a word implies a gender, the word shall apply to all genders;

(2) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP (whether or not such is indicated herein);

(3) unless the context otherwise requires, any reference to an “Article” or a “Section”, or to an “Annex” or a “Schedule”, refers to an Article or Section of, or to an Annex or a Schedule attached to, this Indenture, as the case may be;

(4) unless the context otherwise requires, any reference to a statute, rule or regulation refers to the same (including any successor statute, rule or regulation thereto) as it may be amended from time to time;

(5) a term has the meaning assigned to it herein, whether defined expressly or by reference;

(6) “or” is not exclusive;

(7) “U.S. Dollars”, “United States Dollars” and “US$” each refer to United States Dollars, or such other money of the United States that at the time of payment is legal tender for payment of public and private debts; and “$” and “Cdn$” each refer to Canadian Dollars, or such other money of Canada that at the time of payment is legal tender for payment of public and private debts;

(8) unless otherwise specifically set forth herein, all calculations or determinations of a Person shall be performed or made on a consolidated basis in accordance with GAAP; and

(9) the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

(b) Certain terms are defined as follows:

“2011 Old Notes” has the meaning set forth in the Recitals herein.

“2014 Notes” means the Company’s 7 3/8% Senior Notes due 2014.

“ABL Collateral Agent” has the meaning specified in the definition of “ABL Facility”.

“ABL Debt” means Debt incurred or arising under the Credit Facilities and the Derivative Facilities.

“ABL Debt Documents” means the Credit Agreement, any additional credit agreement or indenture related thereto and all other loan documents, security documents, notes, guarantees, instruments and agreements (including without limitation cash management agreements) governing or evidencing, or executed or delivered in connection with, the Credit Facilities and the Derivatives Facilities, as such agreements or instruments may be amended or supplemented from time to time.

“ABL Debt Obligations” means the ABL Debt and all other Obligations in respect thereof.

“ABL Facility” means the credit agreement, dated as of August 13, 2008, among the Company, the other borrowers and guarantors named therein, the lenders from time to time parties thereto, CIT Business Credit Canada Inc. (the “ABL Collateral Agent”), as agent, co-lead arranger, joint bookrunner, syndication agent, collateral agent and documentation agent, and J.P. Morgan Securities Inc., as co-lead arranger and joint bookrunner, together with the related documents thereto (including without limitation any documents relating to a Derivatives Facility provided pursuant to the terms thereof), as such agreements and documents may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time.

“ABL Priority Lien Collateral” means, collectively, (a) the ABL Working Capital Collateral and (b) the ABL Snowflake Collateral; provided, however, that to the extent that the Company has notified the Collateral Trustee that the ABL Collateral Agent has released all liens securing ABL Debt Obligations on all ABL Snowflake Collateral in accordance with the ABL Debt Documents (the date of such notice, the “Snowflake Redesignation Date”), then all ABL Snowflake Collateral owned by the Company and the Guarantors shall automatically be redesignated as, and be deemed to constitute, Notes Priority Lien Collateral.  For the sake of clarity and as described in more detail in the Intercreditor Agreement, once the Discharge of Capped Secured Obligations has occurred, the Notes Priority Lien Collateral shall be “ABL Priority Lien Collateral” for the purposes of the Intercreditor Agreement.

“ABL Snowflake Collateral” means, (a) the ABL US Mortgaged Collateral and (b) in respect of Catalyst Paper (Snowflake) Inc. and The Apache Railway Company, the following, whether now owned or hereafter acquired:

(a)           all equipment and motor vehicles;

(b)           all fixtures;

(c)           all monies and claims for monies now or hereafter due and payable in connection with any or all of the property described in (a) through (b) and all cash and non-cash proceeds of the foregoing;

(d)           all documents, chattel paper, instruments, securities, financial assets and investment property (other than Excluded Equity Interests) in connection with (a) through (c);

(e)           all commercial tort claims arising in connection with any or all of the property  described in (a) through (d);

(f)           all letters of credit, letter-of-credit rights and supporting obligations in connection with (a) through (e);

(g)           all substitutions and replacements of and increases, additions and, where applicable, accessions to the property described in this definition; and

(h)           all proceeds in any form derived directly or indirectly from any dealing with all or any part of the property described in this definition, including the proceeds of such proceeds, tort claims, insurance claims, and other rights to payment not otherwise included in the foregoing and products of the foregoing;

provided, however, that ABL Snowflake Collateral shall not include any Excluded Equity Interests or any ABL Working Capital Collateral.

“ABL Working Capital Collateral” comprises the following assets and property of the Company and any of the Guarantors, now owned or hereafter acquired:

(1)           all inventory, including goods held for sale, lease or resale, goods furnished or to be furnished to third parties under contracts of lease, consignment or service, goods which are raw materials or work in process, supplies and goods used in or procured for packing and materials used or consumed in the business of the Company and the Guarantors;

(2)           all goods of the U.S. Guarantors in existence on the date hereof, other than ABL Snowflake Collateral;

(3)           all accounts due or accruing and all related agreements, books, accounts, invoices, letters, documents and papers recording, evidencing or relating to them;

(4)           all monies and claims for monies now or hereafter due and payable in connection with any or all of the property described in (1) and (3), all present and future acquired deposit accounts and other accounts of the Company and the Guarantors (other than any Noteholder Proceeds Collateral Account and any proceeds of Notes Priority Lien Collateral on deposit therein), all cash, cash equivalents and other monies of the Company and the Guarantors and all cash and non-cash proceeds of the foregoing;

(5)           all records, documents, instruments, documents of title, investment property, financial assets, instruments, chattel paper, supporting obligations, commercial tort claims, letters of credit and letter of credit rights and other claims and causes of action, in each case, in connection with the foregoing;

(6)           all substitutions and replacements of and increases, additions and, where applicable, accessions to the property described in (1) through (5) inclusive of this definition; and

(7)           all proceeds in any form derived directly or indirectly from any dealing with all or any part of the property described in (1) through (6) inclusive of this definition, including the proceeds of such proceeds, but for greater certainty, excluding identifiable proceeds of Notes Priority Lien Collateral;

provided, however, that ABL Working Capital Collateral shall not include any Excluded Equity Interests.  For greater certainty, any of the items set forth in this definition that are or become branded or otherwise produced through the use of any general intangibles or intellectual property shall constitute ABL Working Capital Collateral.

“ABL US Mortgaged Collateral” means all owned and leased real property and fixtures of Catalyst Paper (Snowflake) Inc. and The Apache Railway Company, whether now owned or hereafter acquired.

“Accounts Receivable” of a Person means all of the accounts receivable of such Person whether now existing or existing in the future.

“Accredited Investor” has the meaning set forth in Rule 501(a) under the Securities Act.

“Acquired Debt” means Debt of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or is merged or amalgamated with or into or consolidated with the Company or a Restricted Subsidiary or which is assumed in connection with the acquisition of assets from such Person and, in each case, not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such merger, amalgamation, consolidation or acquisition.

“Act of Required Debtholders” means, as to any matter at any time:

(1)      prior to the Discharge of Priority Lien Obligations, a direction in writing delivered to the Collateral Trustee by or with the written consent of the holders of at least 50.1% of the sum of:

(a)      the aggregate outstanding principal amount of Priority Lien Debt (including outstanding letters of credit whether or not then drawn); and

(b)      other than in connection with the exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Priority Lien Debt; and

(2)           at any time after the Discharge of Priority Lien Obligations, a direction in writing delivered to the Collateral Trustee by or with the written consent of the holders of Subordinated Lien Debt representing the Required Subordinated Lien Debtholders.

For purposes of this definition, (a) Secured Debt registered in the name of, or beneficially owned by, the Company or any Affiliate of the Company will be deemed not to be outstanding, and (b) votes will be determined in accordance with the Collateral Trust Agreement.

An Act of Required Debtholders shall be evidenced by a certificate signed by, prior to the Discharge of Priority Lien Obligations, Priority Lien Representatives representing the Required Priority Lien Debtholders, and after the Discharge of the Priority Lien Obligations, Subordinated Lien Representatives representing the Required Subordinated Lien Debtholders, setting out the terms of the direction and the principal amount of Secured Debt being represented by such Priority Lien Representatives or Subordinated Lien Representatives, as the case may be.

“Additional Amounts” has the meaning specified in Section 10.14.

“Additional Priority Lien Debt” means additional Priority Lien Debt incurred by the Company or a Guarantor in compliance with this Indenture, the ABL Debt Documents and the Intercreditor Agreement by issuing additional notes under this Indenture or under one or more additional indentures, or otherwise issuing or increasing a new Series of Secured Debt secured by Liens on the Notes Priority Lien Collateral that rank equally and ratably with the Liens securing Priority Lien Obligations; provided, that Additional Priority Lien Debt may not mature prior to the date on which the Notes mature and may not amortize at a rate greater than 1% per annum.

“Affiliate” means, with respect to any specific Person, any other Person (including, without limitation, such Person’s issue, siblings and spouse) that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with such specified Person; provided, that, for purposes of this Indenture (other than in the definition of “Permitted Holders”), the term “Affiliate” shall not include Powell River Energy Inc. or Powell River Energy Limited Partnership.  For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, that, for purposes of Section 10.08, beneficial ownership of at least 10% of the voting securities of a Person, either directly or indirectly, shall be deemed to be control.

“Affiliate Transaction” has the meaning specified in Section 10.08(a).

“Agent” means any Security Registrar or Paying Agent.

“Applicable Premium” means, with respect to any Note on any applicable Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Note; and

(2)  the excess of:

(A) the present value at such Redemption Date of (i) the Redemption Price of such Note at December 15, 2012 (such Redemption Price being set forth in Section 11.07) plus (ii) all required interest payments due on the Note through December 15, 2012 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over

(B) the principal amount of such Note.

“Applicable Procedures” has the meaning specified in Section 3.07(b)(2)(i).

“Asset Acquisition” means (i) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person becomes a Restricted Subsidiary, or shall be merged or amalgamated with or into the Company or any Restricted Subsidiary or (ii) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person (other than a Restricted Subsidiary) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, assignment, transfer, lease (other than operating leases entered into in the ordinary course of business) or other disposition (including pursuant to any Sale and Lease-Back Transaction), other than to the Company or any of its Restricted Subsidiaries, in any single transaction or series of related transactions of:

(1) any Capital Stock of any Restricted Subsidiary; or

(2) any other property or assets (including any interest therein) of the Company or of any Restricted Subsidiary outside of the ordinary course of business;

provided, that Asset Sales shall not include:

(a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of, and where the aggregate Fair Market Value of the assets sold, transferred, or disposed of, is less than, $7,500,000,

(b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under Section 8.01 or any disposition that constitutes a Change of Control,

(c) sales, transfers or other dispositions of property or equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use or unnecessary in connection with the business of the Company or any Restricted Subsidiary, as the case may be,

(d) the sale of inventory in the ordinary course of business,

(e) the sale of Accounts Receivable without recourse to the Company or any Restricted Subsidiary (except with respect to standard representations and warranties) at no more than customary discounts in the market for such sales of receivables of similar quality,

(f) any Restricted Payment or Permitted Investment made in compliance with Section 10.06,

(g) the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind,

(h) the granting of Liens not prohibited by this Indenture, or the lease, assignment, license, sub-license or sub-lease of any real or personal property in the ordinary course of business,

(i) the liquidation of Cash Equivalents in the ordinary course of business,

(j) foreclosures and condemnations on assets, and

(k) transfer of land relating to a cogeneration facility located on a Restricted Subsidiary’s property in connection with a release under a take or pay agreement related to such facility.

“Asset Sale Proceeds” means, with respect to any Asset Sale,

(1) cash or Cash Equivalents received by the Company or any Restricted Subsidiary from such Asset Sale, after:

(a) provision for all income or other taxes measured by or resulting from such Asset Sale,

(b) payment of all brokerage commissions, underwriting and other fees and expenses, including, without limitation, legal, accounting and appraisal fees, related to such Asset Sale,

(c) provision for minority interest holders in any Restricted Subsidiary as a result of such Asset Sale, and

(d) deduction of appropriate amounts to be provided by the Company or a Restricted Subsidiary as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by the Company or a Restricted Subsidiary after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale, and

(2) promissory notes and other non-cash consideration received by the Company or any Restricted Subsidiary from such Asset Sale or other disposition upon the liquidation or conversion of such notes or non-cash consideration into cash.

“Attributable Debt” in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the present value (discounted according to GAAP at the cost of indebtedness implied in the Sale and Lease-Back Transaction) of the total obligations of the lessee for minimum rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

“Authenticating Agent” means any Person authorized by the Trustee pursuant to Section 6.12 to act on behalf of the Trustee to authenticate Notes.

“Available Asset Sale Proceeds” means, with respect to any Asset Sale, the aggregate Asset Sale Proceeds from such Asset Sale that have not been applied (or have not been contractually committed to be applied, subject only to customary conditions other than the obtaining of financing) in accordance with clause (3)(A), (3)(B) or 3(C) of Section 10.09(a), and which have not yet been the basis for an Excess Proceeds Offer in accordance with Section 10.09.

“Bankruptcy Code” means the Federal Bankruptcy Reform Act of 1978 (11 U.S.C. §101, et seq.), as amended and in effect from time to time and the regulations issued from time to time thereunder.

“Bankruptcy Law” means the Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any similar United States or Canadian federal, state or provincial law for the relief of debtors.

“Board of Directors” means as to any Person, the board of directors of such Person and any duly authorized committee thereof.

“Board Resolution” means a copy of a resolution duly adopted by the Board of Directors of the Company or a Guarantor, as appropriate, certified by an Officers’ Certificate to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Borrowing Base Facility” means either (i) an asset-based revolving and/or term loan facility (which may also include the Derivatives Facilities) whereby the available commitments under the facility are calculated with reference to an accounts receivable and/or inventory borrowing base calculation and that also may include, as part of the calculation, all or a portion of the value of the ABL Snowflake Collateral or (ii) a working capital facility pursuant to any loan agreement, credit facility or other similar debt instrument which is provided by a bank or other financial institution or group of banks or other financial institutions, in each case for the purposes of funding general corporate requirements of the Company and/or the Guarantors and shall include, without limitation, any such facility containing the Derivatives Facilities; and with respect to both of the foregoing clauses (i) and (ii), in each case as conclusively determined pursuant to a Board Resolution of the Company adopted in good faith at the time such agreement, facility or instrument is entered into and attached to an Officers’ Certificate delivered to the Collateral Trustee.  For greater certainty, “Borrowing Base Facility” shall include, without limitation, the ABL Facility.

“Business Day” means a day that is not a Legal Holiday.

“Canadian Commissions” has the meaning specified in Section 10.02(a).

“Canadian Guarantors” means, collectively, 0606890 B.C. Ltd., Catalyst Paper, Catalyst Paper Energy Holdings Inc., Catalyst Paper Finance Limited, Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Operations Limited, Catalyst Pulp Sales Inc., Elk Falls Pulp and Paper Limited and Pacifica Poplars Ltd.

“Canadian Poplar Farm Lands” means any real property forming part of, or used by the Company or any Guarantor, in connection with the following poplar farms owned by the Company or any Guarantor and located in Vancouver Island, British Columbia:

(1)           Granville poplar farm comprised of 51.9 acres; and

(2)           Sacks poplar farm comprised of 116.1 acres.

“Capital Contribution” means any cash contribution to the equity of the Company from a shareholder for which no consideration other than the issuance of Capital Stock (other than Disqualified Capital Stock) is given.  For purposes of clarification, if Capital Stock is issued in part for cash and in part for assets other than cash, the term “Capital Contribution” shall refer to the cash portion of the price for such Capital Stock.

“Capitalized Lease Obligations” means, with respect to any Person, Debt represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such Debt shall be the capitalized amount of such obligations determined in accordance with GAAP.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, shares, partnership interests or any other participation, right or other interest in the nature of an equity interest in such Person including, without limitation, Common Stock and Preferred Stock of such Person, or any option, warrant or other security convertible into any of the foregoing.

“Cash Equivalents” means

(1) Canadian or U.S. dollars;

(2) marketable direct obligations issued by, or unconditionally guaranteed by, the federal government of the United States of America or Canada, respectively, or issued by any agency thereof and backed by the full faith and credit of the federal government of the United States of America or Canada, respectively, in each case maturing within one year from the date of acquisition thereof;

(3) marketable direct obligations issued by any state of the United States of America or any province of Canada or any political subdivision of any such state or province, as the case may be, or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s; provided, that, in the event that any such obligation is not rated by S&P or Moody’s, such obligation shall have the highest rating from DBRS;

(4) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least R-1 (low) from DBRS or A-2 from S&P or P-2 from Moody’s;

(5) overnight deposits, certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued or accepted by any bank organized under the laws of the United States of America or Canada or any state or province, as the case may be, thereof or the District of Columbia or any U.S. or Canadian branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than US$250,000,000;

(6) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (2) of this definition entered into with any bank meeting the qualifications specified in clause (5) of this definition; and

(7) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (6) of this definition.

A “Change of Control” of the Company shall be deemed to have occurred at such time as:

(1) any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act, in each case, other than a Permitted Holder, becomes the beneficial owner (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of the Common Stock of the Company,

(2) there shall be consummated any consolidation or merger or amalgamation of the Company in which the Company is not the continuing or surviving corporation or pursuant to which the Common Stock of the Company would be converted into cash, securities or other property, other than a merger or consolidation or amalgamation of the Company in which the holders of the Common Stock of the Company outstanding immediately prior to the consolidation or merger or amalgamation hold, directly or indirectly, at least a majority of the Common Stock of the surviving corporation immediately after such consolidation or merger or amalgamation, or

(3) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

“Change of Control Offer” has the meaning specified in Section 10.13(a).

“Change of Control Payment Date” has the meaning specified in Section 10.13(b).

“Change of Control Purchase Price” has the meaning specified in Section 10.13(a).

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Decline.

“Clearstream” has the meaning specified in Section 2.05(b).

“Collateral” means, collectively, the Notes Priority Lien Collateral and the ABL Priority Lien Collateral.

“Collateral Documents” means, collectively, the Intercreditor Agreement, the Collateral Trust Agreement, the Security Agreements, the Mortgages, and other security agreements,  pledge agreements, mortgages, debentures, beneficiary directions, collateral assignments, deeds of trust and all other pledges, agreements, financing statements, patent, trademark or copyright filings, mortgages or other filings or documents that create or purport to create a Lien in the Collateral in favor of the Collateral Trustee (for the benefit of the Trustee and the Holders of the Notes), and other intercreditor agreements that relate to the Collateral, in each case as they may be entered into and delivered to the Collateral Trustee and/or  amended from time to time, and any instruments of assignment or other instruments or agreements executed pursuant to the foregoing.

“Collateral Trust Agreement” means that certain Collateral Trust Agreement, dated the date hereof, by and among the Company, the Guarantors from time to time party thereto, the Trustee, the other Secured Debt Representatives from time to time party thereto and the Collateral Trustee.

“Collateral Trustee” means Computershare Trust Company of Canada, in its capacity as collateral trustee hereunder and under the Collateral Documents for the benefit of the Trustee and the Holders of the Notes, and any successor thereto in such capacity.

“Commission” means the U.S. Securities and Exchange Commission.

“Commodity Agreement” means any commodity forward contract, commodity futures contract, commodity swap, commodity option or other similar agreement or arrangement entered into by the Company or any Restricted Subsidiary.

“Common Stock” of any Person means all Capital Stock of such Person that is generally entitled to (i) vote in the election of directors of such Person or (ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

“Company Request” or “Company Order” means a written request or order signed in the name of the Company by any one of the Chairman of the Board of Directors, Chief Executive Officer, President, any Vice President, Chief Financial Officer, Controller or Treasurer of the Company, and attested to by the Corporate Secretary or any Assistant Secretary of the Company.

“Consolidated Fixed Charge Coverage Ratio” means, at any date of determination, with respect to any Person, the ratio of EBITDA of such Person and its Restricted Subsidiaries to Consolidated Fixed Charges of such Person and its Restricted Subsidiaries, in each case, for the Four-Quarter Period.

In addition to and without limitation of the foregoing, for purposes of this definition, “EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis to:

(1) the incurrence or repayment of any Debt of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation;

(2) any incurrence or repayment of other Debt (and the application of the proceeds thereof), occurring on or after the first day of the Four-Quarter Period and on or prior to the date of determination, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of such Four-Quarter Period;

(3) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or a Restricted Subsidiary (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Debt and also including any increase or decrease, as the case may be, in EBITDA (including any pro forma cost reductions permitted pursuant to the provisions of the definition of “EBITDA”) directly attributable to the assets which are the subject of the Asset Sale or Asset Acquisition during the Four-Quarter Period) occurring on or after the first day of the Four-Quarter Period and on or prior to the date of determination, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Debt) occurred on the first day of such Four-Quarter Period; and

(4) interest income generated by cash or cash equivalents on the Company's balance sheet on a pro forma basis reflecting the rate at which such or similar cash or cash equivalents are accruing interest as of the relevant date of determination as a result of any of the foregoing transactions.

“Consolidated Fixed Charges” means, with respect to any Person, for any period, the sum, without duplication, of (i) Consolidated Interest Expense, plus (ii) the amount of all dividend payments (to any Person other than the Company or a Restricted Subsidiary) on any series of Disqualified Capital Stock of such Person (other than dividends paid in Capital Stock (other than Disqualified Capital Stock)) paid, accrued or scheduled to be paid or accrued during such period, plus (iii) the amount of all cash dividend payments (to any Person other than the Company or a Restricted Subsidiary) on any series of Preferred Stock (other than Disqualified Capital Stock) of such Person paid during such period, in each case, on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person, for any period, the sum, without duplication, of:

(1) the aggregate amount of interest charges (excluding (a) fees and expenses incurred in connection with any Debt incurred pursuant to Section 10.05, including, but not limited to, any Permitted Debt, any Debt outstanding on the Issue Date and the Notes, (b) the amortization of any deferred gains or losses in respect of Debt denominated in foreign currency as a result of fluctuations in exchange rates, (c) any premium paid, or fees and expenses incurred, in connection with the redemption, repurchase or retirement of any Debt of that Person or its Restricted Subsidiaries prior to the stated maturity thereof and (d) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility), whether expensed or capitalized, incurred or accrued by that Person and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP for such period (including non-cash interest payments); plus,

(2) to the extent not included in (or specifically excluded from) clause (1) of this definition, an amount equal to the sum of:

(A)	imputed interest included in Capitalized Lease Obligations;

(B)	the net costs associated with Interest Rate Agreements, Currency Agreements and other hedging obligations;

(C)	the interest portion of any deferred payment obligations;

(D)	amortization of discount or premium on Debt, if any;

(E)	all capitalized interest and all accrued interest;

(F)	all other non-cash interest expense;

(G)	all interest incurred or paid under any guarantee of Debt (including a guarantee of principal, interest or any combination thereof) of any Person; and

(H)	the amount of all payments charged to shareholders equity on any “compound financial instrument” (as described under GAAP) paid, accrued or scheduled to be paid or accrued during such period; less

(3) interest income for such period.

For purposes of calculating Consolidated Interest Expense on a pro forma basis:

(1) interest on Debt bearing a floating rate of interest shall be calculated using the interest rate in effect at the time of determination, taking into account on a pro forma basis any Interest Rate Agreement applicable to such Debt if such Interest Rate Agreement has a remaining term at the date of determination of at least 12 months; and

(2) if Debt was incurred under a revolving credit facility, the interest expense on such Debt shall be calculated based upon the average daily balance of such Debt during the applicable period.

“Consolidated Leverage Ratio means, at any date of determination, with respect to any Person, the ratio of:

 (x) the total Debt of such Person and its Restricted Subsidiaries at such date of determination, as would be reflected on a consolidated balance sheet of such Person prepared in accordance with GAAP, to

 (y) the EBITDA of such Person and its Restricted Subsidiaries for the Four-Quarter Period.

In addition to and without limitation of the foregoing, for purposes of this definition, “EBITDA” and “total Debt” shall be calculated after giving effect on a pro forma basis to:

(1) the incurrence or repayment of any Debt of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation;

(2) any incurrence or repayment of other Debt (and the application of the proceeds thereof), occurring on or after the first day of the Four-Quarter Period and on or prior to the date of determination, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of such Four-Quarter Period;

(3) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or a Restricted Subsidiary (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Debt and also including any increase or decrease, as the case may be, in EBITDA (including any pro forma cost reductions permitted to be included pursuant to the provisions of the definition of "EBITDA") directly attributable to the assets which are the subject of the Asset Sale or Asset Acquisition during the Four-Quarter Period) occurring on or after the first day of the Four-Quarter Period and on or prior to the date of determination, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Debt) occurred on the first day of such Four-Quarter Period; and

(4) interest income generated by cash or cash equivalents on the Company's balance sheet on a pro forma basis reflecting the rate which such or similar cash or cash equivalents are accruing interest as of the relevant date of determination as a result of any of the foregoing transactions.

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, that, to the extent included in calculating Net Income of such Person, the Net Income of any other Person that is not a Restricted Subsidiary of the Person in question, shall be excluded, except to the extent of the amount of cash dividends or distributions actually received by such Person or a Restricted Subsidiary of such Person,

(3) for purposes of Section 10.06, the Net Income (but not loss) of any Restricted Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions (other than pursuant to the Notes or this Indenture or pursuant to a restriction or limitation of the type described in clauses (a) or (b) of Section 10.10) shall be excluded to the extent of such restriction or limitation, provided, that Consolidated Net Income will be increased by the amount of dividends or other distributions actually paid in cash (or to the extent converted into cash) to the Person in respect of such period to the extent not already included therein,

(4) (a) the Net Income of any Person acquired in a “pooling of interests” transaction for any period prior to the date of such acquisition shall be excluded and (b) any net after-tax gain (but not loss) resulting from an asset disposition by the Person in question or any of its Restricted Subsidiaries other than in the ordinary course of business shall be excluded,

(5) after-tax items classified as extraordinary, unusual or non-recurring gains or losses or expenses, or any restructuring costs, and any foreign exchange gains and losses, will be excluded,

(6) any restoration to income or any contingency reserve of an extraordinary, non-recurring or unusual nature shall be excluded,

(7) the cumulative effect of a change in accounting principles during such period will be excluded,

(8) effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in the property, equipment, inventory, software and other intangible assets, deferred revenue and debt line items in such Person's consolidated financial statements pursuant to GAAP resulting from the application of recapitalization accounting or, if applicable, purchase accounting in relation to any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, will be excluded,

(9) any after-tax effect of income (loss) from the early extinguishment of Debt, Interest Rate Agreements, Currency Agreements, Commodity Agreements, or other derivative instruments will be excluded,

(10) any impairment charge or asset write-off, including, without limitation, impairment charges or asset write-offs related to intangible assets, long-lived assets or investments in debt and equity securities, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP, will be excluded,

(11) in the case of a successor to such Person by consolidation or merger or amalgamation or as a transferee of such Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or amalgamation or transfer of assets shall be excluded if and to the extent such corporation was not subject to this Indenture, and

(12) any realized or unrealized foreign currency transaction gains or losses in respect of Debt (and/or any related hedge which is not entered into for speculative purposes) of any Person denominated in a currency other than the functional currency of such Person will be excluded.

“Consolidated Secured Leverage Ratio” means, at any date of determination, with respect to any Person, the ratio of:

(x) (I)            the total aggregate principal amount of Debt of such Person and its Restricted Subsidiaries that is secured by assets of such Person or its Restricted Subsidiaries (other than Subordinated Lien Debt), plus, without duplication of any of the following, Capitalized Lease Obligations, plus the total aggregate principal amount of Debt of Restricted Subsidiaries that are not Guarantors, each as calculated at such date of determination, as would be reflected on a consolidated balance sheet of such Person prepared in accordance with GAAP, minus (II) total cash and Cash Equivalents of such Person and its Restricted Subsidiaries which is free and clear of all Liens (other than Permitted Liens) and is not, as of the date of determination, segregated in a deposit account or otherwise required to be segregated in each case pursuant to law or any contractual obligation for a specific use, to

 (y)           the EBITDA of such Person and its Restricted Subsidiaries for the Four-Quarter Period.

In addition to and without limitation of the foregoing, for purposes of this definition, "EBITDA" and "Total Debt" will be calculated after giving effect on a pro forma basis to:

(1)           the incurrence or repayment of any Debt of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation;

(2)           any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or a Restricted Subsidiary (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Debt and also including any increase or decrease, as the case may be, in EBITDA (including any pro forma cost savings permitted to be included pursuant to the provisions of the definition of "EBITDA") directly attributable to the assets which are the subject of the Asset Sale or Asset Acquisition during the Four-Quarter Period) occurring on or after the first day of the Four-Quarter Period and on or prior to the date of determination, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Debt) occurred on the first day of such Four-Quarter Period; and

(3) Debt under a revolving credit facility will be calculated based upon the average daily balance of such Debt outstanding during the applicable period.

“Continuing Director” means, with respect to the Company, as of any date of determination, any member of the Board of Directors of the Company (i) who was a member of the Board of Directors of the Company on the Issue Date or (ii) whose appointment or election was approved by the affirmative vote of a majority of the Continuing Directors who were members of the Board of Directors of the Company at the time of such director’s nomination or election.

“Corporate Trust Office” means the office of the Trustee at which at any particular time its corporate trust business may be administered and any additional office it may designate in writing to the Company.  At the date of this Indenture, the Corporate Trust Office of the Trustee is 246 Goose Lane, Suite 105, Guilford, CT 06437, Attention: Joseph O’Donnell.

“corporation” means a corporation, association, company, joint-stock company, limited liability company and, where the context requires, includes a partnership or business trust.

“Credit Agreement” means the ABL Facility, as the same  may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time (including any amendment and restatement thereof), in each case, including, without limitation, any credit facility, letter of credit, agreement, indenture, notes, other documents or instruments or other arrangement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Debt under such agreements or arrangements, together with any successor or replacement agreements or other arrangements, and whether by or with the same or any other agent, lender or group of lenders or other institutions providing credit.

“Credit Facilities” means, collectively, any credit facilities, letter of credit or other borrowing or lending arrangements of the Company and/or the Guarantors (including without limitation the credit facilities and the Derivatives Facilities contemplated under the Credit Agreement and any Borrowing Base Facility) together with the related documents thereto (including, without limitation, any loan agreements, note purchase agreements, indentures, notes, guarantee agreements, collateral documents, mortgages, instruments and security documents executed in connection therewith), in each case as any such agreements or arrangements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, in each case, including, without limitation, any credit facility, letter of credit, agreement, indenture, notes, other documents or instruments or other arrangement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Debt under such agreements or arrangements, together with any successor or replacement agreements or other arrangements, and whether by or with the same or any other agent, lender or group of lenders or other institutions providing credit.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

“DBRS” means Dominion Bond Rating Service Limited and its successors.

“Debt” means (without duplication, including, without limitation, duplication arising or existing because a Person and one or more of its subsidiaries are or will become either directly or indirectly liable for the same Debt whether by virtue of guarantees, or joint, or joint and several liability in respect of such Debt or otherwise), with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of that Person or only to a portion of the assets of that Person), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding, without limitation, any balances that constitute accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of that Person prepared in accordance with GAAP, and will also include, to the extent not otherwise included:

(1) Capitalized Lease Obligations of that Person;

(2) obligations secured by a Lien (other than obligations under Interest Rate Agreements, Currency Agreements or Commodity Agreements) to which any property or assets owned or held by that Person are subject, whether or not the obligation or obligations secured thereby will have been assumed by a third party, provided, that, for the purposes of determining the amount of Debt described in this clause, if recourse with respect to that Debt is limited to such property or assets, the amount of that Debt will be deemed to be the Fair Market Value of such property or assets;

(3) guarantees of obligations or liabilities of other Persons which would be included within this definition for that other Person (whether or not such items would appear upon the balance sheet of the guarantor);

(4) obligations of that Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(5) all Disqualified Capital Stock issued by that Person with the amount of Debt represented by that Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price (for the purposes hereof, “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of that Disqualified Capital Stock as if that Disqualified Capital Stock were repurchased on any date on which Debt shall be required to be determined pursuant to this Indenture and if that price is based upon, or measured by, the fair market value of that Disqualified Capital Stock, that price shall be the Fair Market Value of that Disqualified Capital Stock);

(6) net obligations of that Person under Currency Agreements or Interest Rate Agreements applicable to any of the foregoing (if and to the extent such Currency Agreement or Interest Rate Agreement obligations would appear as a liability upon a balance sheet of that Person prepared in accordance with GAAP);

(7) net obligations of that Person under Commodity Agreements (if and to the extent such Commodity Agreement obligations would appear as a liability upon a balance sheet of that Person prepared in accordance with GAAP);

(8) without limiting the generality of (6) and (7) above, the obligations of any Persons under the Derivatives Facilities; and

(9) Attributable Debt.

The amount of Debt of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations (other than contingent obligations under Interest Rate Agreements, Currency Agreements and Commodity Agreements, which shall be valued as set forth above), the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided, that:

(1) the amount outstanding at any time of any Debt issued with original issue discount is the accreted value of that Debt at that time as determined in conformity with GAAP;

(2) Debt will not include any liability for federal, provincial, state, local or other taxes or obligations under or in respect of Receivables Facilities; and

(3) for purposes of determining the Consolidated Leverage Ratio, the Debt of any Person at any date will be determined net of unrestricted cash and cash equivalents on such Person's balance sheet on such date.

Notwithstanding any other provision of the foregoing definition, the following will  be deemed not to be Debt of the Company or any of its Restricted Subsidiaries for purposes of this definition: (w) any trade payable, deferred credit or accrued liability arising from the purchase of goods or materials or for services obtained in the ordinary course of business, or any contract for the purchase of natural gas, (x) guarantees of (or reimbursement obligations with respect to undrawn letters of credit supporting) Debt otherwise included in the determination of that amount; (y) worker's compensation claims, self-insurance obligations, performance, surety, appeal or similar bonds or completion guarantees provided in the normal course of business; and (z) Debt arising from agreements providing for non-competition payments, earn-out payments, indemnification or adjustment of purchase price or from guarantees securing any obligations of the Company or any of its Subsidiaries pursuant to such agreements.

“Default” means any event that is, or with the passing of time or giving of notice or both would be, an Event of Default.

“Defaulted Interest” has the meaning specified in Section 3.11(b).

“Derivative Facilities” means obligations of the Company and any Guarantors under any derivatives transactions from time to time entered into by the Company or any such Guarantors with any of the lenders under the Credit Agreement or their affiliates pursuant to the Ancillary Credit Facilities (as defined in the Credit Agreement) or any similar facility under any refinancing or replacement of or successor to the Credit Agreement.

“Designated Non-Cash Consideration” means the fair market value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-Cash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-Cash Consideration.

“Designation” means the designation of any Subsidiary of the Company as an Unrestricted Subsidiary.

“Discharge of Capped Secured Obligations” means the earlier to occur of (a) a Discharge of Secured Obligations or (b) a Discharge of Secured Obligations with respect to all outstanding Secured Obligations other than Junior Secured Obligations.

“Discharge of Secured Obligations” means the occurrence of all of the following:

(1) termination or expiration of all commitments to extend credit that would constitute Secured Debt;

(2) payment in full in cash of the principal of and interest (including interest accruing on or after the commencement of any Insolvency or Liquidation Proceeding, whether or not such interest would be allowed in such Insolvency or Liquidation Proceeding), fees and premium, if any, on all Debt outstanding under the Secured Debt Documents in accordance with the Secured Debt Documents and constituting Secured Debt;

(3) discharge or cash collateralization (in an amount and manner required by the Secured Debt Documents or otherwise reasonably satisfactory to the trustee, agent or other representative under the relevant Secured Debt Documents, but in no event greater than 105% of the aggregate undrawn face amount) of all letters of credit issued under (a) the Priority Lien Documents and constituting Priority Lien Debt or (b) the Subordinated Lien Documents and constituting Subordinated Lien Debt, in each case in accordance with the Secured Debt Documents; and

(4) payment in full in cash of all other Secured Obligations that are outstanding and unpaid at the time the Secured Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

“Discharge of Priority Lien Obligations” means the occurrence of all of the following:

(1) termination or expiration of all commitments to extend credit that would constitute Priority Lien Debt;

(2) payment in full in cash of the principal of, and interest (including interest accruing on or after the commencement of an Insolvency or Liquidation Proceeding, whether or not such interest would be allowed in such Insolvency or Liquidation Proceeding), fees and premium, if any, on all Priority Lien Debt (other than any undrawn letters of credit) in accordance with the terms of the Priority Lien Documents, other than from the proceeds of an incurrence of Priority Lien Debt;

(3) discharge or cash collateralization of all outstanding letters of credit constituting Priority Lien Debt in accordance with the terms of the Priority Lien Document; and

(4) payment in full in cash of all other Priority Lien Obligations that are outstanding and unpaid at the time the Priority Lien Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

“Disqualified Capital Stock” means any Capital Stock of a Person or a Restricted Subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (except, in each case, in accordance with a change of control or asset sale provision, which provision has substantially the same effect as Sections 10.09 and 10.13), in whole or in part, or is exchangeable into Debt on or prior to the final maturity date of the Notes.

“DTC” means The Depository Trust Company, its nominee or successor.

“DTC Agent Members” has the meaning specified in Section 3.07(b)(2)(i).

“EBITDA” means, with respect to any Person and its Restricted Subsidiaries, for any period, an amount equal to

(1) the sum, without duplication, of:

(a) Consolidated Net Income for such period, minus any net income (or plus any net loss) attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued), plus

(b) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income (minus any provision for taxes utilized in computing net loss under clause (1) of this definition to the extent such provision reduced net loss), plus

(c) Consolidated Interest Expense for such period, plus

(d) depreciation for such period on a consolidated basis, to the extent reducing Consolidated Net Income, plus

(e) amortization of goodwill, deferred charges and other intangibles for such period on a consolidated basis, to the extent reducing Consolidated Net Income, plus

(f) non-recurring charges or expenses made or incurred in connection with the issuance of the Notes, any purchase, redemption, acquisition or retirement of any Debt permitted to be incurred under this Indenture and any restructuring and transaction costs incurred in connection with any future acquisition, Equity Offering or issuance of Capital Stock to the extent reducing Consolidated Net Income; plus

(g) the amount of any non-recurring restructuring charge or reserve deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date and costs related to the closure and/or consolidation of facilities; plus

(h) any other non-cash charges, including any write-offs or write-downs, reducing Consolidated Net Income for such period (provided, that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent); plus

(i) the amount of any minority or noncontrolling interest expense consisting of income attributable to minority or noncontrolling equity interests of third parties deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(j) in connection with any acquisition or disposition by the Company or any of its Restricted Subsidiaries (if such acquisition or disposition would be considered "significant" within the meaning of clause (b) of Rule 11-01 of Regulation S-X promulgated by the Commission, as in effect as of the Issue Date), the amount of net cost savings projected by the Company in good faith to be realized as a result of specified actions taken or to be taken in connection therewith (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided, that (1) such cost savings are reasonably identifiable and factually supportable, and are so identified in a certificate provided to the Trustee simultaneously with the delivery of the quarterly compliance report as set forth in Section 10.03 and (2) such actions have been taken or are to be taken within 15 months after the date of such acquisition or disposition (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of "Consolidated Fixed Charge Coverage Ratio"); plus

(k) any costs or expense incurred by the Company or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Company or net cash proceeds of an issuance of Capital Stock of the Company (other than Disqualified Capital Stock) and such net cash proceeds are an Excluded Contribution or are included in part of the net cash proceeds in respect of an incurrence of Debt pursuant to clause (19) of the definition of Permitted Debt; minus

(2) all non-cash items increasing Consolidated Net Income for such period, determined on a consolidated basis in accordance with GAAP.

“Equity Offering” means a public or private offering of equity securities of the Company (however designated and whether voting or non-voting) and any and all rights, warrants, receipts or options to acquire such equity securities of the Company.

“Euroclear” has the meaning specified in Section 2.05(b).

“Event of Default” has the meaning specified in Section 5.01(a).

“Excess Proceeds Offer” has the meaning specified in Section 10.09.

“Exchange Act” refers to the U.S. Securities Exchange Act of 1934 as it may be amended, any successor act thereto and the rules and regulations of the Commission promulgated thereunder.

“Exchange Offer” means the offer by the Company to exchange the Notes for its outstanding 2011 Old Notes.

“Excluded Assets” means the collective reference to:

(1)           all Excluded Equipment and all motor vehicles and other equipment comprising “serial numbered goods” under the Personal Property Security Act (BC) and any other applicable personal property security laws;

(2)           the following surplus assets and existing assets scheduled to be sold:

(a)
those surplus lands relating to the Elk Falls co-generation facility legally described as PID: 001-233-432, District Lot 109, Sayward District, Except Parcel A (DD 285472-I) And Those Parts in Plans 1373-R, 16956, 50636, VIP54479 and VIP64521;

(b)	the Canadian Poplar Farm Lands;

(c)	the U.S. Poplar Farm Lands; and

(d)	all leasehold interests in real property other than the Leasehold Collateral;

provided, however, that at no time shall the sum of (x) the aggregate book value of all Excluded Assets referred to in this clause (2) plus (y) commencing 90 days after the Issue Date, the aggregate book value of all Leasehold Collateral Pending Consent, exceed $25,000,000;

(3)           all present and after acquired interests in real and personal property interests owned by any Subsidiary of the Company which is not a Guarantor or in the future required to be a Guarantor in accordance with the terms of this Indenture (including the Powell River Energy Joint Venture), including any such interests owned jointly by the Company and any Subsidiary that is not a Guarantor as tenants-in-common (except to the extent that the Company’s beneficial interest therein may be pledged in compliance with all applicable contractual and legal requirements, without any obligation on the Company to obtain any consent), or where the Company or any Guarantor holds such interest as nominee for any Subsidiary that is not a Guarantor, including those lands relating to the Powell River Energy Joint Venture legally described as:

(a)	Parcel Identifier 002-560-194, Block 46, except those portions included in Plans 8519, 10829, Reference Plan 3573 and Explanatory Plan 6151 and Plans 12506 and 14689, District Lot 450 Plan 8096; and

(b)	Parcel Identifier 025-961-373, Lot F Blocks 43 and 46 District Lot 450 New Westminster District Plan BCP7701;

(4)           all real property interests that are not fee interests or Leasehold Collateral;

(5)           all Excluded Interests;

(6)           all Excluded Equity Interests;

(7)           any interest in real property acquired after the date of this Indenture if the net book value of such interest is less than $250,000; and

(8)           any other property that would otherwise comprise Notes Priority Lien Collateral, so long as the aggregate book value of the Excluded Assets under this clause (8) does not exceed $10,000,000 in the aggregate at any one time.

“Excluded Contribution” means net cash proceeds, or the Fair Market Value of property or assets, received by the Company as Capital Contributions after the Issue Date or from the issuance or sale (other than to a Restricted Subsidiary) of Capital Stock (other than Disqualified Capital Stock) of the Company after the Issue Date, in each case to the extent designated as an Excluded Contribution pursuant to an Officers' Certificate and not previously included in the calculation set forth in clause (a)(3)(B) or clause (b)(5) of Section 10.06 for purposes of determining whether a Restricted Payment may be made.

“Excluded Equipment” means at any date any equipment or other assets or Property of the Company or any Guarantor which is the subject of, or secures, Purchase Money Debt or a Capitalized Lease Obligation if and to the extent that (i) a restriction in favor of a Person who is not the Company or a Restricted Subsidiary contained in the agreements or documents granting or governing such Capitalized Lease Obligation or purchase money obligation prohibits, or requires any consent or establishes any other conditions for or would result in the termination of such agreement or document because of an assignment thereof, or a grant of a security interest therein, by the Company or any Guarantor and (ii) such restriction relates only to the asset or assets acquired by the Company or any Guarantor with the proceeds of such Purchase Money Debt or Capitalized Lease Obligation and attachments thereto, improvements thereof or substitutions therefor.

“Excluded Equity Interests” means all Capital Stock and other equity interests owned at any time by the Company or any Guarantor in any Subsidiary or any other Person or joint venture.

“Excluded Holder” has the meaning specified in Section 10.14(a).

“Excluded Interest” means at any date any rights or interest of the Company or any Guarantor under any agreement, contract, license, instrument, document or other general intangible, in each cash other than a leasehold interest in real property (any such agreement, contract, license, instrument, document or other general intangible referred to solely for purposes of this definition as an “Interest”) to the extent that such Interest by its terms, or any requirement of law, prohibits, or requires any consent (which has not been obtained) or establishes any other condition for or would terminate or be violated because of, an assignment thereof or a grant of a security interest therein by the Company or a Guarantor (unless such consent is obtained or condition is satisfied), it being understood that the Company shall have no obligation to seek to obtain any such consent or satisfy any such condition.

“Expiration Date” has the meaning specified in Section 1.04(g).

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction, as determined by the Board of Directors of the Company in the case of transactions in excess of $10 million.

“First Lien Secured Obligations Cap” means the principal amount of Secured Obligations equal to either (i) U.S. $551.720 Million, plus all interest (including any interest paid in kind), fees, costs, expenses and other amounts owing thereon (including post-petition interest, fees, costs and other charges, irrespective of whether a claim for such amounts is allowed or allowable in any Insolvency or Liquidation Proceeding) in accordance with the applicable Secured Debt Documents, plus $60.0 Million in the event that the Snowflake Redesignation Date has occurred, or (ii) U.S. $551.720 Million, plus all interest (including any interest paid in kind), fees, costs, expenses and other amounts owing thereon (including post-petition interest, fees costs and other charges, irrespective of whether a claim for such amounts is allowed or allowable in any Insolvency or Liquidation Proceeding) in accordance with the applicable Secured Debt Documents in the event the Snowflake Redesignation Date has not occurred.

“Four-Quarter Period” means at any date of determination the four most recent consecutive fiscal quarters for which consolidated financial statements are available ending on or prior to the date of such determination.

“GAAP” means the generally accepted accounting principles utilized by the Company in connection with the preparation of its financial statements, as in effect from time to time; provided, that such principles must be either U.S. generally accepted accounting principles, Canadian generally accepted accounting principles or international generally accepted accounting principles.

“Global Note” and “Global Security” mean collectively a Restricted Global Security and Regulation S Global Security.

“Grantors” means the Company and the Guarantors.

“Guarantee” means a guarantee of the Notes by a Guarantor issued pursuant to the terms of this Indenture.

“Guarantors” means all of the Restricted Subsidiaries of the Company that hereafter are or become Guarantors pursuant to this Indenture, and, for the avoidance of doubt, a “Guarantor” means each of them.

“Holder” means a person in whose name a Note is registered in the Security Register.

“Immaterial Subsidiary” means any Restricted Subsidiary of the Company that has total consolidated assets with a book value of less than $500,000.

“incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and “incurrence”, “incurred”, “incurrable” and “incurring” shall have meanings correlative to the foregoing); provided, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Debt shall be deemed not to be an incurrence of such Debt.

“Indenture” means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof including, for all purposes of this instrument and any such supplemental indenture, the Annexes attached to this instrument.

“Independent Financial Advisor” means an investment banking firm, appraisal firm or accounting firm of national reputation in the United States of America or Canada (i) which does not, and whose directors, officers, employees and Affiliates do not, have a direct or indirect financial interest in the Company or any of its Affiliates, and (ii) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

“Insolvency or Liquidation Proceeding” means:

(1) any case or proceeding commenced by or against the Company or any Guarantor under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the Bankruptcy Code or any similar Bankruptcy Law for the relief or protection of debtors, any other proceeding of a similar nature for the reorganization, protection, restructuring, compromise, arrangement, composition, adjustment or marshalling of any of the assets and/or liabilities of the Company or any Guarantor (including, any such proceeding under any applicable Canadian corporate legislation, as now or hereafter in effect), or any similar case or proceeding relative to the Company or any Guarantor or its creditors, as such, in each case whether or not voluntary;

(2) any receivership, foreclosure, petition or assignment for the benefit of creditors relating to the Company or any Guarantor or any similar case or proceeding relative to the Company or any Guarantor or its creditors, as such, in each case whether or not voluntary;

(3) any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Company or any Guarantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency, unless otherwise permitted by this Indenture, the security documents and the ABL Debt Documents;

(4) any proceeding seeking the appointment of a trustee, receiver, receiver and manager, interim receiver, administrator, liquidator, custodian or other insolvency official or fiduciary with respect to the Company or any Guarantor or any of their assets;

(5) any case or proceeding commenced by or against the Company or any Guarantor seeking to adjudicate the Company or any Guarantor a bankrupt or insolvent, whether or not voluntary;

(6) any other proceeding of any type or nature in which substantially all claims of creditors of the Company or any Guarantor are determined and any payment or distribution is or may be made on account of such claims; or

(7) any analogous procedure or step in any jurisdiction.

“Intercreditor Agreement” means the Intercreditor Agreement, dated the date hereof, among CIT Business Credit Canada Inc., the Collateral Trustee, the Company and the other credit parties thereto, in each case, as amended or replaced from time to time, including without limitation any intercreditor agreement with the agent and/or lenders under any Credit Facilities that succeed to or replace the ABL Facility.

“Interest Payment Date” means each semiannual interest payment date on June 15 and December 15 of each year, commencing June 15, 2010.

“Interest Rate Agreement” means, with respect to any Person, any interest rate protection agreement, interest rate futures agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate forward agreement or other similar agreement or arrangement.

“Inventory” of a Person means all inventory of such Person, including (i) all raw materials, work in process, parts, components, assemblies, supplies, materials and packaging used or consumed by such Person’s business, (ii) all goods, wares and merchandise, finished or unfinished, held for sale or lease and (iii) all goods returned or repossessed by such Person.

“Investments” means (without duplication), with respect to any Person, directly or indirectly, any advance (or other extension of credit), account receivable (other than an account receivable arising in the ordinary course of business of such Person), loan or capital contribution to (by means of transfers of cash or other Property to others, payments for Property or services for the account or use of others or otherwise), any guarantee of any Debt of any other Person, the purchase of any Capital Stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, or interest in any Person or the making of any investment in any Person.  Investments shall exclude (i) extensions of trade credit to customers and advances in respect of commissions and travel and similar expenses to officers and employees, in each case made in the ordinary course of business and (ii) the repurchase of securities of any Person by such Person.  For the purposes of Section 10.06, the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions in connection with such Investment or any other amounts received in respect of such Investment; provided, that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income.  In determining the amount of any Investment involving the transfer of any property or assets other than cash, such property or assets shall be valued at its or their Fair Market Value at the time of such transfer.

“Issue Date” means the date the Notes are first issued by the Company and authenticated by the Trustee under this Indenture.

“Junior Debt” means Debt of the Company or any Guarantor which (a) is unsecured and ranks pari passu in right of payment to other senior unsecured Debt of the Company or such Guarantor, as applicable, (b) is subordinated in right of payment to the Notes or such Guarantor’s guarantee of the Notes, as applicable, or (c) is a Subordinated Lien Obligation.

“Junior Secured Obligations” shall mean any and all Secured Obligations that, at the time of the incurrence thereof, are in excess of the First Lien Secured Obligations Cap.  For greater certainty, any Secured Obligations that are Junior Secured Obligations at the time of incurrence shall continue to be Junior Secured Obligations notwithstanding the repayment of all or a portion of the Secured Obligations that fit within the First Lien Secured Obligations Cap.  The Company shall, upon the incurrence of any Junior Secured Obligations, notify the Collateral Trustee and the Trustee of the same.

“Leasehold Collateral” has the meaning specified in the definition of “Notes Priority Lien Collateral”.

“Leasehold Collateral Pending Consent” has the meaning specified in the definition of “Notes Priority Lien Collateral”.

“Legal Holiday” has the meaning specified in Section 1.13.

“Lien” means, with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, priority or other security agreement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any Capitalized Lease Obligations, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing), provided, that in no event shall an operating lease be deemed to constitute a Lien.

“Lien Sharing and Priority Confirmation” means:

(1)           as to any Series of Priority Lien Debt, the written agreement of the Secured Debt Representative of such Series of Priority Lien Debt, holders of such Series of Priority Lien Debt or as set forth in this Indenture, a credit agreement or other agreement governing such Series of Priority Lien Debt, for the benefit of all holders of Secured Debt and each then present or future Secured Debt Representative:

(a)           that all Priority Lien Obligations will be and are secured equally and ratably by all Priority Liens at any time granted by the Company or any Guarantor to secure any Obligations in respect of such Series of Priority Lien Debt, whether or not upon property otherwise constituting Collateral, and that all such Priority Liens will be enforceable by the Collateral Trustee for the benefit of all holders of Priority Lien Obligations equally and ratably;

(b)           that the holders of Obligations in respect of such Series of Priority Lien Debt are bound by the provisions of the Collateral Trust Agreement, including the provisions relating to the ranking of Priority Liens and the order of application of proceeds from enforcement of Priority Liens; and

(c)           consenting to the terms of the Collateral Trust Agreement and the Intercreditor Agreement and the Collateral Trustee’s performance of, and directing the Collateral Trustee to perform, its obligations under the Collateral Trust Agreement and the Intercreditor Agreement;

(2)           as to any Series of Subordinated Lien Debt, the written agreement of the Secured Debt Representative of such Series of Subordinated Lien Debt, the holders of such Series of Subordinated Lien Debt or as set forth in this Indenture, a credit agreement or other agreement governing such Series of Subordinated Lien Debt, for the benefit of all holders of Secured Debt and each then present or future Secured Debt Representative:

(a)           that, except as otherwise provided in the Collateral Trust Agreement and the Intercreditor Agreement, all Subordinated Lien Obligations will be and are secured equally and ratably by all Subordinated Liens at any time granted by the Company or any Guarantor to secure any Obligations in respect of such Series of Subordinated Lien Debt, whether or not upon property otherwise constituting Collateral for such Series of Subordinated Lien Debt, and that all such Subordinated Liens will be enforceable by the Collateral Trustee for the benefit of all holders of Subordinated Lien Obligations equally and ratably;

(b)           that the holders of Obligations in respect of such Series of Subordinated Lien Debt are bound by the provisions of the Collateral Trust Agreement and the Intercreditor Agreement, including the provisions relating to the ranking of Subordinated Liens and the order of application of proceeds from the enforcement of Subordinated Liens; and

(c)           consenting to the terms of the Collateral Trust Agreement and the Intercreditor Agreement and the Collateral Trustee’s performance of, and directing the Collateral Trustee to perform, its obligations under the Collateral Trust Agreement and the Intercreditor Agreement.

“Maturity Date” means December 15, 2016.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Mortgages” means (1) the Form B Mortgage, dated as of the date hereof, granted by the Company in favor of Computershare Trust Company of Canada, as collateral trustee, (2) the Form B Mortgage, dated as of the date hereof, granted by Elk Falls Pulp and Paper Limited in favor of Computershare Trust Company of Canada, as collateral trustee, (3) the beneficial mortgages dated the date hereof granted by the Company and Catalyst Pulp Operations Limited in favor of Computershare Trust Company of Canada, as collateral trustee, (4) the Deed of Trust and Fixture Filing, dated as of the date hereof, between Catalyst Paper (Snowflake) Inc. and Computershare Trust Company of Canada, as collateral trustee, (5) the Deed of Trust and Fixture Filing, dated as of the date hereof, between The Apache Railway Company and Computershare Trust Company of Canada, as collateral trustee, (6) the Leasehold Deed of Trust and Fixture Filing regarding lease No. 03-77857 between Catalyst Paper (Snowflake) Inc. and Computershare Trust Company of Canada, as collateral trustee, (7) the Leasehold Deed of Trust and Fixture Filing regarding lease No. 05-1209 between Catalyst Paper (Snowflake) Inc. and Computershare Trust Company of Canada, as collateral trustee, (8) the Leasehold Deed of Trust and Fixture Filing regarding lease No. 03-26778 between Catalyst Paper (Snowflake) Inc. and Computershare Trust Company of Canada, as collateral trustee, and (9) the Leasehold Deed of Trust and Fixture Filing regarding lease No. 03-553 between Catalyst Paper (Snowflake) Inc. and Computershare Trust Company of Canada, as collateral trustee.

“Net Income” means, with respect to any Person, for any period, the net income (loss) of such Person determined in accordance with GAAP.

“Non-U.S. Person” means a Person who is not a U.S. person, as defined in Regulation S.

“Noteholder Proceeds Collateral Account” means a deposit account or securities account established by and under the sole dominion and control of the Collateral Trustee and into which proceeds of Notes Priority Lien Collateral (and no proceeds of ABL Priority Lien Collateral or Excluded Assets) are to be deposited by or on behalf of the Company, a Guarantor or the Collateral Trustee.  For greater certainty, so long as no Event of Default has occurred and is continuing under this Indenture, amounts on deposit in the Noteholder Proceeds Collateral Account shall be released to the Company from time to time upon receipt by the Collateral Trustee of an Officers’ Certificate to the effect that the application of such amounts by the Company is permitted by the Secured Debt Documents.

“Notes” has the meaning set forth in the Recital herein.

“Notes Priority Lien Collateral” means all assets and property of the Company and the Guarantors, now owned or hereafter acquired, including without limitation the following, but excluding the ABL Priority Lien Collateral and Excluded Assets:

(1)	each Noteholder Proceeds Collateral Account;

(2)	all fee interests in any real property;

(3)
the following leasehold interests in real property: (x) the leasehold interests for the Paper Recycling Division Plant and the Surrey Distribution Centre, (y) the leasehold interests arising under any waterlot or foreshore leases required for access to any of the facilities forming part of the Notes Priority Lien Collateral, and (z) all other after-acquired leasehold interests that the Company determines to be material to the business of the Company (such determination to made in the good faith discretion of the Company) (the foregoing assets described in clauses (x), (y) and (z), the “Leasehold Collateral”), provided, that the Company’s obligation to grant a security interest in the Leasehold Collateral (other than with respect to the leasehold interest for the Paper Recycling Division Plant, which shall be pledged at the closing of the issuance of the Notes) shall be subject to obtaining all requisite third party consents pursuant to Section 13.01(e) and (f) (which consents shall be requested and diligently pursued by the Company on a timely basis, using its reasonable commercial efforts, but without the Company being required to give up any economic concessions (other than economic concessions that, in the sole good faith judgment of the Company, are not material in relation to the economic value of the Leasehold Collateral in question (at any time, the Leasehold Collateral as to which such consent is required and has not been obtained, the “Leasehold Collateral Pending Consent”));

(4)	all equipment, machinery, fixtures, plants, tools and furniture;

(5)	all general intangibles and intellectual property,

(6)
all records, documents, documents of title, investment property, financial assets, instruments, chattel paper, supporting obligations, commercial tort claims, letters of credit and letter of credit rights and other claims and causes of action, in each case, in connection with the foregoing;

(7)
all substitutions, replacements, accessions, products and proceeds (including, without limitation, insurance proceeds, payments, claims, damages and proceeds of suits) of any or all of the foregoing, including all identifiable Notes Collateral proceeds, but for greater certainty excluding identifiable proceeds of ABL Priority Lien Collateral; and

(8)	from and after the Snowflake Redesignation Date, all ABL Snowflake Collateral.

“Notice of Default” means a written notice of the kind specified in Section 6.05.

“Obligations” means any principal, interest, penalties, fees, expenses, indemnifications, reimbursements, damages and other liabilities, (including after the commencement of any Insolvency or Liquidation Proceeding, even if such liabilities, interest, fees and expenses are not enforceable, allowable or allowed as a claim in such proceeding) payable under any Secured Debt Documents or ABL Debt Documents, as the case may be.

“Officer” means, with respect to any Person (other than the Trustee) the Chairman of the Board of Directors, Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Controller, the Treasurer, the Managing Director, the Corporate Secretary or the Secretary of such Person, or any other officer of such Person designated by the Board of Directors of such Person and set forth in an Officers’ Certificate delivered to the Trustee.

“Officers’ Certificate” means, with respect to any Person, a certificate signed by any two of the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Treasurer or the Corporate Secretary of such Person that shall comply with applicable provisions of this Indenture, including Section 1.02.

“Opinion of Counsel” means a written opinion from legal counsel (which may be legal counsel for the Company), reasonably satisfactory in form and substance to the Trustee, which counsel is acceptable to the Trustee, including the matters required by Section 1.02 and delivered to the Trustee.

“Paper Recycling Division Plant” means the lands and buildings located at 1050 United Boulevard, Coquitlam, British Columbia and legally described as PID: 017-513-294 Lot A District Lot 16 and 48 Group 1 New Westminster District Plan LMP1969 and in which the Company has a leasehold interest pursuant to a lease made between the Company (formerlyNorske Skog Canada Limited), as tenant, and Balaclava Holdings Ltd., as landlord, dated as of the 1st day of December, 2003 and registered in the Vancouver/ New Westminster land title office under number BV500248.

“pari passu”, when used with respect to the ranking of any Debt of any Person in relation to other Debt of such Person, means that each such Debt (a) either (i) is not subordinated in right of payment to any other Debt of such Person or (ii) is subordinate in right of payment to the same Debt of such Person as is the other and is so subordinate to the same extent and (b) is not subordinate in right of payment to the other or to any Debt of such Person as to which the other is not so subordinate.

“Passive Holding Company” shall mean a Wholly-owned Restricted Subsidiary that does not engage in any business or operations other than (i) the ownership of Capital Stock of one or more non-Wholly-owned Restricted Subsidiaries of the Company, (ii) the guarantee by such Subsidiary of Debt of the Company or any Guarantor permitted to be incurred under this Indenture and the performance of the obligations of such Subsidiary under any such Debt or guarantee, (iii) actions required by law to maintain its existence, (iv) the payment of operating and business expenses and taxes incidental to its ownership of Capital Stock of one or more non-Wholly-owned Restricted Subsidiaries of the Company, (v) the performance of obligations under and compliance with its certificate of incorporation and by-laws or similar documents, or any applicable law, ordinance, regulation, rule, order, judgment, decree or permit, including, without limitation, as a result of or in connection with the activities of the Company or its Subsidiaries, and (vi) activities incidental to the foregoing.

“Paying Agent” means any Person authorized by the Company to pay the principal of (and premium, if any) or interest on any Note on behalf of the Company, which initially shall be the Trustee.

“Permitted Debt” means:

(1) Debt of the Company or a Guarantor arising under or in connection with any Credit Facilities in an aggregate principal amount at any time outstanding not to exceed the greater of:

(A)	$725,000,000; and

(B)	the sum of:

(i) 85.0% of the book value of Accounts Receivable net of any allowance for doubtful accounts of the Company and its Restricted Subsidiaries as of the last fiscal quarter for which financial statements are prepared, plus

(ii) 60.0% of the book value of Inventory at the lower of cost or net realizable value net of any allowance for obsolescence of the Company and its Restricted Subsidiaries as of the last fiscal quarter for which financial statements are prepared, plus

(iii) $375,000,000;

For the sake of clarity, subject to the limitations set forth in this clause (1), there shall be no additional limitation on the amount of Debt that can be borrowed against the value of the ABL Snowflake Collateral under a Borrowing Base Facility.

(2) Debt under the Notes and any Guarantees of such Notes;

(3) Debt (A) of any Restricted Subsidiary to the Company or (B) of the Company or any Restricted Subsidiary to any Restricted Subsidiary; provided, that (a) any subsequent issuance or transfer of any Capital Stock of such Restricted Subsidiary to which such Debt is owed, or other event, that results in such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of such Debt (except to the Company or a Restricted Subsidiary) will be deemed, in each case, an incurrence of such Debt by the Company not permitted by this clause (3) at the time of such issuance, transfer or other event, (b) any Debt owed by the Company to a Restricted Subsidiary that is not a Guarantor must be subordinated in right of payment to the Notes, and (c) any Debt owed by a Guarantor to a Restricted Subsidiary that is not a Guarantor must be subordinated in right of payment to the Guarantee of such Guarantor;

(4) (a) Purchase Money Debt and Capitalized Lease Obligations incurred or assumed in connection with the acquisition of property in the ordinary course of business in an aggregate principal amount outstanding not to exceed, together with all other Debt outstanding under this clause (4), at the time of any such incurrence and after giving pro forma effect thereto, 7.5% of the consolidated tangible assets of the Company and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which consolidated financial statements are available ending on or prior to the date of determination, and (b) other Purchase Money Debt incurred or assumed in connection with the acquisition of additional plant, property and equipment, so long as the principal amount of such Debt at the time of the incurrence thereof does not exceed 80% of the sum of the items referred to in clause (i) of the definition of Purchase Money Debt;

(5) Debt under Interest Rate Agreements entered into in the ordinary course of business of the Company or any Restricted Subsidiary (or of the Company and its Restricted Subsidiaries collectively) and not for speculative purposes; provided, that the notional principal amount of such Interest Rate Agreements, at the time of the incurrence thereof, does not exceed the principal amount of the Debt to which such Interest Rate Agreements relate other than by reason of fees, indemnities or compensation payable thereunder;

(6) Debt under Currency Agreements entered into in the ordinary course of business of the Company or any Restricted Subsidiaries (or of the Company and its Restricted Subsidiaries collectively) and not for speculative purposes; provided, that in the case of Currency Agreements which relate to Debt, such Currency Agreements do not increase the principal amount of Debt of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities or compensation payable thereunder;

(7) Debt of the Company or any Restricted Subsidiary in respect of reimbursement obligations relating to undrawn standby letters of credit issued for the account of the Company or such Restricted Subsidiary, as the case may be, including in connection with workers’ compensation claims, self insurance or other similar reimbursement type obligations;

(8) Debt of the Company or any Restricted Subsidiary in respect of (x) completion guarantees, bid, performance, surety or appeal bonds, or other similar bonds, instruments or obligations, provided in the ordinary course of business; (y) the financing of insurance premiums in the ordinary course of business; and (z) netting, overdraft protection, and other arrangements arising under standard business terms of any bank at which the Company or any Restricted Subsidiary maintains an overdraft, cash pooling or similar facility or arrangement;

(9) Debt of the Company or any of its Restricted Subsidiaries not to exceed $100,000,000 in aggregate principal amount at any one time outstanding which may, but need not be, incurred under the Credit Facilities;

(10) Refinancing Debt;

(11) Debt of the Company or any of its Restricted Subsidiaries in respect of accommodation guarantees for the benefit of trade creditors of any such person, trade letters of credit, standby letters of credit, performance bonds, bankers’ acceptances and surety bonds, in each case, incurred in the ordinary course of business of the Company or any Restricted Subsidiaries (or of the Company and its Restricted Subsidiaries collectively) in an aggregate principal amount not in excess of $5,000,000 at any one time outstanding;

(12) Debt outstanding on the Issue Date (including the 2011 Old Notes not tendered in connection with the Exchange Offer and the 2014 Notes) except for indebtedness incurred pursuant to clause (1) or (2) of this definition;

(13) Debt under Commodity Agreements entered into in the ordinary course of business of the Company or any Restricted Subsidiaries (or of the Company and its Restricted Subsidiaries collectively) and not for speculative purposes;

(14) Debt of the Company, to the extent the net proceeds thereof are promptly (i) used to purchase notes tendered in a Change of Control Offer or (ii) deposited to defease or satisfy and discharge the Notes as described in Articles IV and XII;

(15) guarantees by the Company or any Restricted Subsidiary of Debt or any other obligation or liability of the Company or any Restricted Subsidiary (other than any Debt incurred by the Company or such Restricted Subsidiary, as the case may be, in violation of Section 10.05);

(16) Debt consisting of guarantees, indemnities, obligations in respect of earn-outs or other purchase price adjustments, or similar obligations, incurred in connection with the acquisition or disposition of any business, assets or Person;

(17) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided, however, that such Debt is extinguished within 10 Business Days of its incurrence;

(18) Attributable Debt incurred by the Company or any Restricted Subsidiary pursuant to Sale and Lease-Back Transactions of property (real or personal), equipment or other fixed or capital assets owned by the Company or any Restricted Subsidiary as of the Issue Date or acquired by the Company or any Restricted Subsidiary after the Issue Date in exchange for, or with the proceeds of the sale of, such assets owned by the Company or any Restricted Subsidiary as of the Issue Date, provided, that the aggregate amount of Attributable Debt incurred under this clause may not exceed $20,000,000;

(19) Debt of the Company or any Guarantor equal to 200.0% of the net cash proceeds received by the Company since immediately after the Issue Date from the issue or sale of Capital Stock of the Company (other than Disqualified Capital Stock) or Capital Contributions (other than sales of Capital Stock to the Company or any of its Subsidiaries) to the extent (x) such net cash proceeds or cash have not been applied to make Restricted Payments or to make other Investments, payments or exchanges pursuant to Section 10.06 or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (2) of the definition thereof) or (y) the costs and expenses related to such issue or sale of Capital Stock of the Company have not been added to EBITDA pursuant to clause (1)(k) of the definition thereof; and

(20) any Debt incurred by the Company or any Restricted Subsidiary to the extent (i) (A) all of the net proceeds of such Debt are used to fully or partially pay the consideration for any Asset Acquisition or (B) such Debt constitutes Acquired Debt and (ii) after giving pro forma effect to such incurrence and the related Asset Acquisition, (A) no Default or Event of Default will have occurred and be continuing or result therefrom and (B) the Company’s Consolidated Leverage Ratio is equal to or lower than the Company’s Consolidated Leverage Ratio immediately prior to giving effect to such incurrence and related Asset Acquisition.

“Permitted Holders” means each of Third Avenue Management LLC, its Affiliates and client accounts managed by Third Avenue Management LLC and/or its Affiliates. Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made and consummated in accordance with the requirements of this Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means Investments made on or after the Issue Date consisting of:

(1) Investments by the Company, or by a Restricted Subsidiary thereof, in the Company or a Restricted Subsidiary;

(2) Investments by the Company, or by a Restricted Subsidiary thereof, in a Person, if as a result of that Investment either (A) that Person becomes a Restricted Subsidiary of the Company or (B) that Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary thereof, and any Investment held by such Person and not made in contemplation of such merger, amalgamation, consolidation or acquisition;

(3) Investments in Cash Equivalents;

(4) reasonable and customary loans and advances made to employees not to exceed $10,000,000 in the aggregate at any one time outstanding;

(5) an Investment that is made by the Company or a Restricted Subsidiary thereof in the form of any Capital Stock, bonds, notes, debentures or other securities that are issued by a third party to the Company or a Restricted Subsidiary as partial consideration for the consummation of an Asset Sale that is permitted under Section 10.09;

(6) Investments (including, but not limited to, Investments in co-generation facilities) in Unrestricted Subsidiaries or in any corporation, partnership, joint venture or other entity (including, but not limited to, any entity engaged in the business of constructing and/or operating co-generation or similar facilities) in an amount not to exceed, together with the amount of all other Investments outstanding under this clause (6), at the time of such Investment and after giving pro forma effect thereto, 7.5% of the consolidated tangible assets of the Company and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which consolidated financial statements are available ending on or prior to the date of determination (with the amount of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(7) any acquisition of assets in exchange for the Capital Stock (other than Disqualified Capital Stock) of the Company (with respect to assets acquired in part for cash and in part for Capital Stock of the Company, this clause shall treat as a Permitted Investment the portion of the assets acquired for Capital Stock of the Company);

(8) Investments in securities of trade creditors or customers received in settlement of obligations that arose in the ordinary course of business pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

(9) Investments in Commodity Agreements, Interest Rate Agreements and Currency Agreements entered into in the ordinary course of business and not for speculative purposes;

(10) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business, and Investments relating to a Receivables Facility to the extent relating to the creation of a Receivables Subsidiary but which shall not fund ongoing expenses and financing costs incurred under such Receivable Facility;

(11) Investments in existence or made pursuant to legally binding written commitments in existence on the Issue Date;

(12) purchases or repurchases of the Notes;

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of Section 10.08(b) (except transactions described in clauses (1), (12) and (14) of such Section);

(14) guarantees or indemnities in respect of Debt permitted to be incurred by the primary obligor pursuant to Section 10.05;

(15) pledges or deposits permitted by Section 10.07; and

(16) other Investments in any Person in an amount, together with the amount of all other Investments outstanding under this clause (16), not to exceed at the time of such Investment, the greater of (A) $25,000,000 and (B) 2.0% of the consolidated tangible assets of the Company and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which consolidated financial statements are available ending on or prior to the date of determination (with the amount of each Investment being measured at the time made and without giving effect to subsequent changes in value).

“Permitted Liens” means,

(1) Liens on Property or assets of, or any Capital Stock of, any entity existing at the time such assets are (or entity is) acquired by the Company or any of its Restricted Subsidiaries, whether by merger, amalgamation, consolidation, purchase of assets or otherwise; provided (a) that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such assets being acquired by the Company or its Restricted Subsidiaries and (b) that any such Lien does not extend to or cover any Property, Capital Stock or Debt other than the Property, Capital Stock or Debt being acquired;

(2) Liens securing Refinancing Debt; provided, that any such Lien does not extend to or cover any Property, Capital Stock or Debt other than the Property, Capital Stock or Debt securing the Debt so refunded, refinanced or extended;

(3) Liens in favor of the Company or any Guarantor;

(4) Liens to secure Purchase Money Debt that is otherwise permitted to be incurred under this Indenture; provided, that (a) any such Lien is created solely for the purpose of securing Debt representing, or incurred to finance, refinance or refund, the cost (including sales and excise taxes, installation and delivery charges and other direct costs of, and other direct expenses paid or charged in connection with, such purchase or construction) of the Property so acquired, (b) the principal amount of the Debt secured by such Lien does not exceed 100% of such costs and expenses, and (c) such Lien does not extend to or cover any Property other than such item of Property and any improvements on such item;

(5) statutory liens or landlords', carriers', warehousemen's, unemployment insurance, surety or appeal bonds, mechanics', suppliers', materialmen's, repairmen's, builder’s, mechanic’s or other like Liens imposed by law arising in the ordinary course of business and with respect to amounts not yet delinquent or amounts which are delinquent but the validity of which are being contested in good faith by appropriate proceedings, and pledges, deposits or liens in connection with workers' compensation, unemployment insurance and other social security and other similar legislation or other insurance-related obligations (including, without limitation, pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements);

(6) Liens existing on the Issue Date;

(7) Liens securing the Notes or the Guarantees (including any additional notes and guarantees issued under this Indenture); provided, that the aggregate principal amount of notes and such Additional Priority Lien Debt secured by Liens on the Collateral on an equal and ratable basis with the Notes does not exceed, at any one time outstanding, the Priority Lien Debt Cap;

(8) Liens for taxes, assessments or governmental charges not yet due or that are due but are being contested by proceedings in an appropriate jurisdiction; provided, that any reserve or other appropriate provision as will be required in conformity with GAAP will have been made therefor;

(9) (a) Liens securing Capitalized Lease Obligations permitted to be incurred under clause (4) of the definition of "Permitted Debt"; provided, that such Lien does not extend to any Property other than that subject to the underlying lease; (b) any interest or title of a lessor in the property subject to any Capitalized Lease Obligation or operating lease; and (c) leases, licenses, subleases and sublicenses of assets in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries and do not secure any Debt;

(10) Liens on Collateral (other than ABL Snowflake Collateral) securing ABL Debt Obligations permitted pursuant to clause (1) of the definition of “Permitted Debt”; provided, that such Liens are subject to the Intercreditor Agreement;

(11) Liens securing obligations under Interest Rate Agreements, Currency Agreements and Commodity Agreements, in each case permitted to be incurred under this Indenture;

(12) Liens created or deposits made to secure the performance of tenders, bids, leases, statutory obligations, government contracts, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(13) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(14) other Liens (including Liens on Collateral) securing obligations, which obligations do not exceed the greater of (i) 1.0% of the consolidated net tangible assets of the Company and (ii) $4,000,000 in the aggregate at any one time outstanding;

(15) Liens arising pursuant to Sale and Lease-Back Transactions entered into in compliance with this Indenture;

(16) Liens (not including Liens on Collateral) securing Debt permitted to be incurred under clause (9) or (11) of the definition of “Permitted Debt;”

(17) Liens securing obligations incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company (or the Company and its Restricted Subsidiaries collectively) with respect to obligations that do not exceed $10,000,000 at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary;

(18) the Lien of any judgment rendered or order issued which is being contested diligently by proceedings in an appropriate jurisdiction by the Company or any of its Restricted Subsidiaries and which does not have a material adverse effect on the ability of the Company and its Restricted Subsidiaries to operate the business or operations of the Company;

(19) reservations, limitations, provisos, conditions, statutory exceptions to title and reservations of mineral rights expressed in any original grants from a government (including any agency or political subdivision thereof) which do not materially adversely impair the use of the subject property by the Company or a Restricted Subsidiary;

(20) servitudes, licenses, undersurface rights, easements, rights-of-way and rights in the nature of easements and other similar rights in land (including, without in any way limiting the generality of the foregoing, servitudes, licenses, easements, rights-of-way and rights in the nature of easements for sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cable) granted to, or reserved or taken by, any persons which do not in the aggregate materially adversely impair the use of the subject property by the Company or a Restricted Subsidiary or in respect to which the Company or any of its Restricted Subsidiaries has made satisfactory arrangement for relocation so that such use will not in the aggregate be materially and adversely impaired and mortgages of, and other liens and encumbrances against such servitudes, licenses, undersurface rights, easements, rights-of-way and other similar rights in lands;

(21) zoning and building by-laws and ordinances, municipal by-laws and regulations, and restrictive covenants affecting the use to which the subject property may be put, the nature of any structure which may be erected thereon or the transfer of the subject property, provided, that such restrictions have been complied with and do not materially adversely interfere with the use of the subject property by the Company or a Restricted Subsidiary;

(22) with respect to personal property only, Liens which are deemed to have arisen under the Personal Property Security Act (British Columbia) and similar legislation in other provinces or jurisdictions exclusively relating to property and assets subject to equipment leases which are not Capitalized Lease Obligations;

(23) Liens with respect to any property of (i) any Unrestricted Subsidiaries, corporations, partnerships, joint ventures or other entities specified in clause (6) of the “Permitted Investments” definition or (ii) any other Unrestricted Subsidiaries, if pursuant to any laws or regulations such property would be deemed to be that of the Company or any of its Restricted Subsidiaries;

(24) Liens on Accounts Receivable and related assets incurred in connection with a Receivables Facility, so long as such Lien does not extend to assets other than those being used to capitalize the applicable Receivables Subsidiary;

(25) Liens (a) arising by operation of law in the ordinary course of business, (b) on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets in the ordinary course of business, (c) on cash set aside at the time of the incurrence of any Debt or government securities purchased with such cash, in either case to the extent that such cash or government securities prefund the payment of interest on such Debt and are held in an escrow account or similar arrangement to be applied to for such purpose, (d) securing or arising by reason of any netting or set-off arrangement entered into in the ordinary course of banking or other trading activities, (e) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft, cash pooling or similar obligations incurred in the ordinary course of business, (f) pursuant to contracts for the purchase of natural gas, (g) attached to commodity trading incurred in the ordinary course of business, (h) on receivables (including related rights), (i) arising in connection with repurchase agreements constituting Debt permitted under Section 10.05 on assets that are the subject of such repurchase agreements or (j) arising from filing Uniform Commercial Code financing statements regarding operating leases;

(26) any extension, renewal or replacement, in whole or in part, of any Lien described in clauses (1), (2), (4), (6) or (9) of this definition; provided, that the principal amount secured by any such extension, renewal or replacement shall not be increased and such lien shall not extend to any other Property of the Company or its Subsidiaries other than such item of Property originally covered by such Lien or by improvement thereon or additions or accessions thereto;

(27) (a) Liens on the Collateral to secure Debt permitted to be incurred under Section 10.05 and designated as Additional Priority Lien Debt hereunder, so long as the aggregate principal amount of Notes and such Additional Priority Lien Debt secured by Liens on the Collateral on an equal and ratable basis with the Notes does not exceed, at any one time outstanding, the Priority Lien Debt Cap, and (b) Liens on the Collateral to secure Debt permitted to be incurred under Section 10.05 and designated as Subordinated Lien Debt hereunder; provided, however, that in the case of both clauses (a) and (b), no such Additional Priority Lien Debt or Subordinated Lien Debt has a final scheduled maturity prior to the final scheduled maturity of the Notes;

(28) Liens on assets of the Company or any Restricted Subsidiary which do not constitute Collateral, to the extent such Liens secure Debt incurred in accordance with clause (20) of the definition of “Permitted Debt”;

(29) Liens on assets of the Company or any Restricted Subsidiary which do not constitute Collateral, to the extent such assets are acquired by the Company or any of its Restricted Subsidiaries after the Issue Date and secure Debt otherwise permitted to be incurred under Section 10.05;

(30) undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not been filed or registered on the Issue Date;

(31) any title defects or irregularities which are of a minor nature and will not materially adversely impair the use of the subject property by the Company or a Restricted Subsidiary;

(32) any rights to acquire the subject property granted to any person (including options to purchase and rights of first refusal) provided, that the exercise of any such rights will not result in a sale, transfer or disposition of all or substantially all of the assets of the Company or a Restricted Subsidiary except as permitted herein under Article VIII;

(33) the rights reserved to or vested in municipalities or governmental or other public authorities or agencies by any statutory provision or by the terms of leases, licenses, grants or permits which affect the subject property, to terminate the leases, licenses, grants or permits or to require annual or other periodic payments as a condition to the continuance thereof;

(34) with respect to any real property forming part of, or used by the Company or the Canadian Guarantors in connection with the mills located at Crofton, Elk Falls, Port Alberni and Powell River, British Columbia, all legal notations, charges, liens, interests and encumbrances registered against title to such lands on the Issue Date; and

(35) Liens on ABL Snowflake Collateral securing obligations under either (i) a Borrowing Base Facility, provided, that such Liens are subject to the Intercreditor Agreement, or (ii) in the alternative, any other Credit Facilities, provided, that such Liens are subject to the Intercreditor Agreement and the maximum principal amount of Debt secured by Liens permitted under this clause (ii) does not exceed $60.0 million.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government, including any agency or political subdivision thereof.

“Physical Notes” means certificated Notes in registered form in substantially the form set forth in Section 2.04.

“Powell River Energy Joint Venture” means, collectively, Powell River Energy Inc. and Powell River Energy Limited Partnership.

“Predecessor Security” of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and for the purposes of this definition, any Note authenticated and delivered under Section 3.08 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Note shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Note.

“Preferred Stock” means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

“Priority Lien” means a Lien granted by a security document to the Collateral Trustee, at any time, upon any property of the Company or any Guarantor to secure Priority Lien Obligations.

“Priority Lien Debt” means:

(1)           the Notes initially issued on the Issue Date by the Company under this Indenture together with the related Guarantees of the Guarantors; and

(2)           (i) additional Notes issued under this Indenture, (ii) Additional Priority Lien Debt, (iii) other Debt (including letters of credit and reimbursement obligations with respect thereto) of the Company that is secured equally and ratably with the Notes by a Priority Lien and that was permitted to be incurred and so secured under each applicable Secured Debt Document, ABL Debt Document and the Intercreditor Agreement, and (iv) guarantees (including Guarantees) thereof by any of the Guarantors permitted to be incurred under each applicable Secured Debt Document, ABL Debt Document and the Intercreditor Agreement; provided, that in the case of any additional Notes, Additional Priority Lien Debt, other permitted Debt or guarantees referred to in this clause (2):

(a)           on or before the date on which such additional Notes are issued, or Additional Priority Lien Debt or other permitted Debt is incurred, by the Company or guarantees incurred by such Guarantor, such additional notes, Additional Priority Lien Debt, guarantees or other Debt, as applicable, is designated by the Company, in an Officers’ Certificate delivered to the Trustee and the Collateral Trustee, as “Priority Lien Debt” for the purposes of the Secured Debt Documents and is certified in such Officers’ Certificate as having been incurred in compliance with the Secured Debt Documents and that no Default or Event of Default under this Indenture has occurred and is continuing; provided, that no Series of Secured Debt may be designated as both Subordinated Lien Debt and Priority Lien Debt and no Series of Secured Debt may be designated as both ABL Debt and Priority Lien Debt;

(b)           such additional Notes, Additional Priority Lien Debt, other permitted Debt and/or guarantees are governed by an indenture or a credit agreement, as applicable, or other agreement that includes a Lien Sharing and Priority Confirmation and meets the requirements of Section 13.02; and

(c)           all requirements set forth in the Collateral Trust Agreement as to the confirmation, grant or perfection of the Collateral Trustee’s Lien to secure such additional Notes, Additional Priority Lien Debt, guarantees or other Debt or Obligations in respect thereof are satisfied (and the satisfaction of such requirements will be conclusively established if the Company delivers to the Collateral Trustee an Officers’ Certificate stating that such requirements and other provisions have been satisfied and that such notes, Additional Priority Lien Debt, other permitted Debt or guarantees are “Priority Lien Debt”).

“Priority Lien Debt Cap” means (x) US$411.720 million plus, from and after the Snowflake Redesignation Date, $60.0 million, less (y) all mandatory prepayments or repurchases of Priority Lien Debt from Asset Sale Proceeds made pursuant to Section 10.09; provided, that the Priority Lien Debt Cap shall be reduced (but not below the amount of Priority Lien Debt then outstanding, if any) by either (a) the amount in excess of $60.0 million that is allocated to the value of the ABL Snowflake Collateral in any borrowing base calculation under a Borrowing Base Facility or (b) in the event there is no borrowing base calculation, the amount of borrowing capacity in excess of $60.0 million that is attributable to the value of the ABL Snowflake Collateral under a Borrowing Base Facility. For greater certainty, it shall not be a default or event of default under the Intercreditor Agreement or any Secured Debt Document for the Company to incur any Debt under a Borrowing Base Facility at any time that Priority Lien Debt is outstanding in an amount equal to the Priority Lien Debt Cap, subject to compliance with Section 10.05.

“Priority Lien Documents” means this Indenture and any additional indenture, credit facility or other agreement pursuant to which any Priority Lien Debt is incurred and the Collateral Documents related thereto (other than any Collateral Documents that do not secure Priority Lien Obligations), as each may be amended, supplemented or otherwise modified.

“Priority Lien Obligations” means Priority Lien Debt and all other Obligations in respect thereof under this Indenture and the other Priority Lien Documents.

“Priority Lien Representative” means (1) the Trustee, in the case of the Notes, or (2) in the case of any other Series of Priority Lien Debt, the trustee, agent or representative of the holders of such Series of Priority Lien Debt who is appointed as a representative of such Series of Priority Lien Debt (for purposes related to the administration of the security documents) pursuant to this Indenture, credit agreement or other agreement governing such Series of Priority Lien Debt.

“Private Placement Legend” means a legend in the form set forth in Section 2.04.

“Property” of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

“Purchase Money Debt” means any Debt incurred by a Person to finance the cost (including the cost of acquisition, construction, lease, installation or improvement) of  any Property or assumed in connection with the acquisition of any Property, the principal amount of which Debt does not exceed the sum of (i) the lesser of (a) the Fair Market Value of such Property and (b) 100% of such cost or acquisition consideration and (ii) reasonable fees and expenses of such Person incurred in connection therewith.

“Qualified Institutional Buyer” shall have the meaning specified in Rule 144A promulgated under the Securities Act.

“Rating Agencies” means:

(1) S&P; and

(2) Moody’s; and

(3) if S&P or Moody’s or both will not make a rating of the Notes publicly available, a nationally recognized United States securities rating agency or agencies, as the case may be, selected by the Company, which will be substituted for S&P or Moody’s or both, as the case may be.

“Rating Category” means:

(1) with respect to S&P, any of the following categories: BB, B, CCC, CC, C and D (or equivalent successor categories);

(2) with respect to Moody’s, any of the following categories: Ba, B, Caa, Ca, C and D (or equivalent successor categories); and

(3) the equivalent of any such category of S&P or Moody’s used by another Rating Agency.

In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories (+ and - for S&P; 1, 2 and 3 for Moody’s; or the equivalent gradations for another Rating Agency) will be taken into account (e.g., with respect to S&P a decline in rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).

“Rating Date” means the date which is 90 days prior to the earlier of (1) a Change of Control and (2) public notice of the occurrence of a Change of Control or of the intention by the Company to effect a Change of Control.

“Rating Decline” means the decrease (as compared with the Rating Date) by two or more gradations within Rating Categories as well as between Rating Categories of the rating of the Notes by a Rating Agency on, or within 120 days after, the earlier of the date of public notice of the occurrence of a Change of Control or of the intention by the Company to effect a Change of Control (which period will be extended for so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies).

“Receivables” means chattel paper, instruments, documents, contract rights or intangibles evidencing or relating to the right to payment of money.

“Receivables Facility” means one or more receivables financing facilities, as amended, supplemented, modified, extended, renewed, restated, refunded, replaced or refinanced from time to time, the Debt of which is non-recourse (except for standard representations, warranties, covenants and indemnities made in connection with such facilities) to the Company and its Restricted Subsidiaries pursuant to which the Company or any of its Restricted Subsidiaries sells any of its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells any of its accounts receivable to a Person that is not a Restricted Subsidiary.

“Receivables Fees” means customary distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other customary fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed solely for the purpose of engaging, and that engaged only, in one or more Receivables Facilities.

“Redemption Date” when used with respect to any Note to be redeemed, in whole or in part, means the date fixed for such redemption by or pursuant to this Indenture.

“Redemption Price” when used with respect to any Note to be redeemed, in whole or in part, means the price at which it is to be redeemed pursuant to this Indenture.

“Refinancing Debt” means Debt that replaces, refunds, renews, refinances or extends any Debt of the Company or a Restricted Subsidiary permitted to be incurred by the Company or its Restricted Subsidiaries pursuant to Section 10.05 (other than pursuant to clauses (1), (4), (5), (6), (7), (8), (9) and (13) of the definition of “Permitted Debt”), but only to the extent that (i) the Refinancing Debt is subordinated to the Notes to at least the same extent as the Debt being replaced, refunded, renewed, refinanced or extended, if at all, (ii) the Refinancing Debt is scheduled to mature either (a) no earlier than the Debt being replaced, refunded, renewed, refinanced or extended, or (b) after the Maturity Date, (iii) the portion, if any, of the Refinancing Debt that is scheduled to mature on or prior to the Maturity Date has a weighted average life to maturity at the time such Refinancing Debt is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Debt being replaced, refunded, renewed, refinanced or extended that is scheduled to mature on or prior to the Maturity Date, and (iv) such Refinancing Debt is in an aggregate principal amount that is equal to or less than the sum of (a) the aggregate principal amount then outstanding under the Debt being replaced, refunded, renewed, refinanced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Debt being replaced, refunded, renewed, refinanced or extended and (c) the amount of customary fees, expenses and costs related to the incurrence of such Refinancing Debt.

“Regulation S” means Regulation S under the Securities Act.

“Regulation S Certificate” means a certificate substantially in the form set forth in Annex A.

“Regulation S Global Security” has the meaning specified in Section 2.05(b).

“Regulation S Securities” means all Notes required pursuant to Section 3.07(c) to bear a Private Placement Legend.  Such term includes the Regulation S Global Security.

“Related Person” means, with respect to any specified Person, such Person’s Affiliates, and the respective officers, directors, employees, agents, advisors and attorneys-in-fact of such Person and its Affiliates.

“Replacement Assets” means (i) properties or assets (other than cash or Cash Equivalents or any Capital Stock or other security) that will be used or useful in the business of the Company or its Restricted Subsidiaries, or in businesses reasonably similar to or ancillary to the business of the Company or its Restricted Subsidiaries or (ii) Capital Stock of any Person that will become on the date of acquisition thereof a Guarantor as a result of such acquisition.

“Required Priority Lien Debtholders” has the meaning set forth in the Collateral Trust Agreement.

“Required Subordinated Lien Debtholders” has the meaning set forth in the Collateral Trust Agreement.

“Resale Restriction Termination Date” has the meaning specified in Section 2.04.

“Responsible Officer” when used with respect to the Trustee and the Collateral Trustee, means an officer or assistant officer assigned to the corporate trust department of the Trustee or the Collateral Trustee, as the case may be (or any successor group of the Trustee or the Collateral Trustee, as the case may be) with direct responsibility for the administration of this Indenture and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

“Restricted Global Security” has the meaning specified in Section 2.05(a).

“Restricted Payments” means any of the following:

(1) the declaration or payment of any dividend or any other distribution or payment on Capital Stock of the Company or any Restricted Subsidiary or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Restricted Subsidiary (other than (x) the amount of any such dividends or distributions payable solely in Capital Stock (other than Disqualified Capital Stock) of the Company or in options, warrants or other rights to purchase such Capital Stock (other than Disqualified Capital Stock), and (y) in the case of Restricted Subsidiaries, dividends or distributions payable to the Company or to a Restricted Subsidiary, so long as in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary that is not a Wholly-owned Restricted Subsidiary, the Company or a Restricted Subsidiary of the Company receives at least its pro rata share of such dividend or distribution);

(2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any of its Restricted Subsidiaries (other than Capital Stock owned by the Company or a Restricted Subsidiary);

(3) the purchase, defeasance, repurchase, redemption or other acquisition or retirement for cash of the principal of any Junior Debt of the Company or any Guarantor prior to its scheduled maturity or any mandatory sinking fund payment in respect thereof (other than any such purchase, defeasance, repurchase, redemption or other acquisition or retirement of (i) any such Debt acquired in anticipation of satisfying a scheduled sinking fund obligation, principal installment or final maturity in each case due within 12 months of the date of such obligation, installment or final maturity is due, or (ii) intercompany Debt owing between or among the Company and its Restricted Subsidiaries);

(4) the making of any Investment other than a Permitted Investment;

(5) any Designation; provided, that the Designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be deemed to include the Designation of all of the Subsidiaries of such Subsidiary; and

(6) forgiveness of any Debt of an Affiliate (other than a Subsidiary) of the Company that is owed to the Company or a Restricted Subsidiary.

Cancellation of Debt owing to the Company or any of its Restricted Subsidiaries from employees, directors, officers or consultants of the Company, any of its Restricted Subsidiaries or any of its direct or indirect parent companies in connection with a repurchase of Capital Stock of the Company, will be deemed not to constitute a Restricted Payment for purposes of this definition or any other provision of this Indenture, so long as the Debt so cancelled was incurred at the time such Capital Stock being so repurchased was originally purchased by such employees, directors, officers or consultants and was incurred solely for the purpose of effecting such purchase.

In determining the amount of any Restricted Payment, cash distributed or invested shall be valued at the face amount thereof and Property other than cash shall be valued at its Fair Market Value, except that, in determining the amount of any Restricted Payment made under clause (5) of this definition, the amount of such Restricted Payment shall be equal to the greater of (1) the book value, or (2) the Fair Market Value, of the Company’s proportionate direct or indirect interest in such Subsidiary on such date.

“Restricted Securities” means a restricted security within the meaning of Rule 144 and all Notes required pursuant to Section 3.07(c) to bear a Private Placement Legend.  Such term includes the Restricted Global Security; provided, that the Trustee shall be entitled to request and conclusively rely upon an Opinion of Counsel with respect to whether any Note is a Restricted Security.

“Restricted Securities Certificate” means a certificate substantially in the form set forth in Annex B.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“Rule 144” means Rule 144 under the Securities Act.

“Rule 144A” means Rule 144A under the Securities Act.

“S&P” means Standard & Poor’s Ratings Group and its successors.

“Sale and Lease-Back Transaction” means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person in contemplation of such leasing.

“Secured Debt” means Priority Lien Debt and Subordinated Lien Debt.

“Secured Debt Documents” means the Priority Lien Documents and the Subordinated Lien Documents.

“Secured Debt Representative” means each Priority Lien Representative and Subordinated Lien Representative.

“Secured Obligations” means Priority Lien Obligations and Subordinated Lien Obligations, and for the avoidance of doubt, excludes the ABL Debt Obligations.

“Secured Parties” means (a) the Holders, (b) the Trustee, (c) the Collateral Trustee, (d) the beneficiaries of any and all obligations undertaken by the Company or any Guarantor under this Indenture, the Notes, the Mortgages, the Security Agreements or other Collateral Documents, (e) any other holders of Secured Debt and (f) the successors and assigns of each of the foregoing.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and (unless the context otherwise requires) includes the rules and regulations of the Commission promulgated thereunder.

“Securities Act Legend” means the Private Placement Legend.

“Security Agreements” mean (1) each of the General Security Agreements, dated as of the date hereof, by and between each of the Canadian Guarantors and Computershare Trust Company of Canada, as Collateral Trustee, as may be amended from time to time; (2) the General Security Agreement, dated as of the date hereof, by and between each of the U.S. Guarantors and Computershare Trust Company of Canada, as Collateral Trustee, as may be amended from time to time and (3) the Independent Charge Over Receivables, dated as of the date hereof, by and between Catalyst Paper Services (Hungary) Limited Liability Company and Computershare Trust Company of Canada, as chargee, as may be amended from time to time.

“Security Register” and “Security Registrar” have the respective meanings specified in Section 2.02(a).

“Series of Priority Lien Debt” means, severally, the Notes and any additional Notes, any Credit Facility (other than the ABL Facility) and other Debt that constitutes Priority Lien Debt.

“Series of Secured Debt” means each Series of Subordinated Lien Debt and each Series of Priority Lien Debt.

“Series of Subordinated Lien Debt” means, severally, each issue or series of Subordinated Lien Debt for which a single transfer register is maintained.

“Significant Subsidiary” means any Restricted Subsidiary that would be a "significant subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission, as such regulation is in effect on the Issue Date.

“Snowflake Redesignation Date” has the meaning specified in the definition of “ABL Priority Lien Collateral”.

“Subordinated Lien Debt” means any Debt (including letters of credit and reimbursement obligations with respect thereto) of the Company or any Guarantor that is secured on a subordinated basis to the Priority Lien Debt or the ABL Debt Obligations by a subordinated Lien that was permitted to be incurred and so secured under each applicable Secured Debt Document, ABL Debt Document and the Intercreditor Agreement; provided, that:

(a)           on or before the date on which such Debt is incurred by the Company or such Guarantor, such Debt is designated by the Company or Guarantor, as applicable, in an Officers’ Certificate delivered to the Collateral Trustee and the Trustee, as “Subordinated Lien Debt” for the purposes of this Indenture and the Collateral Trust Agreement; provided, that no Series of Secured Debt may be designated as both Subordinated Lien Debt and Priority Lien Debt;

(b)           such Debt is governed by an indenture, credit agreement or other agreement that includes a Lien Sharing and Priority Confirmation; and

(c)           all requirements set forth in the Collateral Trust Agreement as to the confirmation, grant or perfection of the Collateral Trustee’s Liens to secure such Debt or Obligations in respect thereof are satisfied (and the satisfaction of such requirements is conclusively established if the Company delivers to the Collateral Trustee an Officers’ Certificate stating that such requirements and other provisions have been satisfied and that such Debt is “Subordinated Lien Debt”).

“Subordinated Lien Documents” means, collectively, any indenture, credit agreement or other agreement governing each Series of Subordinated Lien Debt and the security documents related thereto (other than any security documents that do not secure Subordinated Lien Obligations), in each case as such documents may be amended, restated, modified or supplemented from time to time in accordance with their terms.

“Subordinated Lien Obligations” means Subordinated Lien Debt and all other Obligations in respect thereof.

“Subordinated Lien Representative” means, in the case of any future Series of Subordinated Lien Debt, the trustee, agent or representative of the holders of such Series of Subordinated Lien Debt (1) is appointed as a Subordinated Lien Representative (for purposes related to the administration of the security documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Subordinated Lien Debt, together with its successors in such capacity, and (2) has become a party to the Collateral Trust Agreement by executing a joinder in the form required under the Collateral Trust Agreement.

“Subsidiary” of any specified Person means any corporation, partnership, joint venture, limited liability company, association or other business entity, whether now existing or hereafter organized or acquired:

(1) in the case of a corporation, of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by that first-named Person or any of its Subsidiaries; or

(2) in the case of a partnership, joint venture, limited liability company, association or other business entity, with respect to which that first-named Person or any of its Subsidiaries (x) owns, directly or indirectly, more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, of such, and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such partnership, joint venture, limited liability company, association or other business entity, and (y) has the power to direct or cause the direction of the management and policies of that entity by contract or otherwise;

provided, that, for greater certainty, the term “Subsidiary” when used in relation to the Company or any of its Subsidiaries shall not include Powell River Energy Inc. or Powell River Energy Limited Partnership.

“Surrey Distribution Centre” means the lands and buildings legally described as PID: 004-501-110 Lot 14 District Lots 9, 10 and 11 Group 2 New Westminster District Plan 41612, PID: 023-512-512, Lot 1 District Lot 12 and 13, Group 2 and of the Bed of the Fraser River NWD Plan LMP29318 and PID: 009-523-197 Lot 1 of the Bed of the Fraser River New Westminster District Plan 76570 Except Plan BCP31357 and in which the Company has a leasehold interest pursuant to a sublease made between the Company (formerly Norske Skog Canada Limited), as tenant, and Wesik Enterprises Ltd., as landlord, dated for reference the 12th day of June 1998 and registered in the Vancouver/New Westminster land title office under number BM250814.

“Successor Security” of any particular Note means every Note issued after, and evidencing all or a portion of the same debt as that evidenced by, such particular Note; and for the purposes of this definition, any Note authenticated and delivered under Section 3.08 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Note shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Note.

“Taxes” means any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities related thereto) imposed or levied by or on behalf of a Taxing Authority.

“Taxing Authority” means the federal government of Canada or any government of any political subdivision, province or territory of Canada or any authority or agency therein or thereof having power to tax.

“Taxing Jurisdiction” means Canada or any political subdivision, province or territory therein.

“Treasury Rate” means, as of the applicable Redemption Date, the yield to maturity as of such Redemption Date of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to December 15, 2012; provided, however, that if the period from the Redemption Date to December 15, 2012 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean each successor Trustee.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

“Uniform Commercial Code” means the Uniform Commercial Code as in effect from time to time in the State of New York.

“Unrestricted Subsidiary” means (i) any Subsidiary of an Unrestricted Subsidiary and (ii) any Subsidiary of the Company which is classified on or after the Issue Date as an Unrestricted Subsidiary by a resolution adopted by the Board of Directors of the Company; provided, that a Subsidiary may be so classified as an Unrestricted Subsidiary only if such classification is in compliance with Section 10.06; provided, further, that the Board of Directors of the Company may not designate any Subsidiary of the Company to be an Unrestricted Subsidiary if, after such designation, such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any Restricted Subsidiary which is not a Subsidiary of the Subsidiary to be so designated.  The Trustee shall be given prompt notice by the Company of each resolution adopted by the Board of Directors of the Company under this provision, together with a copy of each such resolution adopted.

“U.S. Depositary” means The Depository Trust Company until a successor U.S. Depositary shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “U.S. Depositary” shall mean each successor U.S. Depositary.

“U.S. Government Securities” means securities that are direct obligations of the United States of America, direct obligations of the Federal Home Loan Mortgage Corporation, direct obligations of the Federal National Mortgage Association, securities which the timely payment of whose principal and interest is unconditionally guaranteed by the full faith and credit of the United States of America, trust receipts or other evidence of indebtedness of a direct claim upon the instrument described above and money market mutual funds that invest solely in such securities.

“U.S. Guarantors” means each Guarantor formed under the laws of the United States or any state thereof or the District of Columbia.  For the avoidance of doubt, each of Catalyst Paper Holdings Inc., Catalyst Paper (USA) Inc., Pacifica Papers Sales Inc., Pacifica Papers US Inc., Pacifica Poplars Inc., Catalyst Paper (Snowflake) Inc., Catalyst Paper Recycling Inc., and The Apache Railway Company, is a U.S. Guarantor.

“U.S. Person” is defined in this Indenture to mean (i) any individual resident of the United States, (ii) any partnership or corporation organized or incorporated under the laws of any state of the United States or the District of Columbia, (iii) any estate of which an executor or administrator is a U.S. Person (other than an estate governed by foreign law and of which at least one executor or administrator is a Non-U.S. Person who has sole or shared investment discretion with respect to its assets), (iv) any trust of which any trustee is a U.S. Person (other than a trust of which at least one trustee is a Non-U.S. Person who has the sole or shared investment discretion with respect to its assets and no beneficiary of the trust (and no settler if the trust is revocable) is a U.S. Person, (v) any agency or branch of a foreign entity located in the United States, (vi) any non-discretionary or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person, (vii) any discretionary or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States (other than such an account held for the benefit or account of a Non-U.S. Person), (viii) any partnership or corporation organized or incorporated under the laws of a foreign jurisdiction and formed by a U.S. Person principally for the purpose of investing in securities not registered under the Securities Act (unless it is organized or incorporated, and owned, by accredited investors within the meaning of Rule 501(a) under the Securities Act who are not natural persons, estates or trusts); provided, however, that the term “U.S. Person” does not include (a) a branch or agency of a U.S. Person that is located and operating outside the United States for valid business purposes as a locally regulated branch or agency engaged in the banking or insurance business, (b) any employee benefit plan established and administered in accordance with the law, customary practices and documentation of a foreign country and (c) the international organizations set forth in Section 902(o)(7) of Regulation S under the Securities Act and any other similar international organizations, and their agencies, affiliates and pension plans.

“U.S. Poplar Farm Lands” means any real property forming part of, or used by the Company or any Guarantor, in connection with the following poplar farms owned by the Company or any Guarantor and located in Washington State:

(1)           Roney poplar farm comprised of 163 acres;

 (2)           Misich-John poplar farm comprised of 486.5 acres;

 (3)           Ricci- Marshall poplar farm comprised of 76.69 acres;

 (4)           Hansen poplar farm comprised of 415 acres;

 (5)           Cook poplar farm comprised of 48.83 acres;

 (6)           Pound poplar farm comprised of 38.63 acres;

 (7)           Osborne poplar farm comprised of 39.2 acres;

 (8)           Wallace/Nelson/Ferndale poplar farm comprised of 28.4 acres;

 (9)           Mount/Rayhorst poplar farm comprised of 85.2 acres;

 (10)           Roos 1, Rothenbuhler poplar farm comprised of 136.2 acres;

 (11)           Harless poplar farm comprised of 44.37 acres;

 (12)           Sigurdson poplar farm comprised of 47.1 acres;

 (13)           Coffelt poplar farm comprised of 16.6 acres;

 (14)           Buyco poplar farm comprised of 57.6 acres;

 (15)           Burgler poplar farm comprised of 13.9 acres;

 (16)           Hersman poplar farm comprised of 35.7 acres;

 (17)           White poplar farm comprised of 44.9 acres;

 (18)           Hovander poplar farm comprised of 55.6 acres;

 (19)           Hawley poplar farm comprised of 55.4 acres;

 (20)           Shelter poplar farm comprised of 53.4 acres; and

 (21)           Holtcamp poplar farm comprised of 159 acres.

 “United States” means the United States of America (including the States thereof and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

“Vice President”, when used with respect to the Company or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title “vice president”.

“Wholly-owned Restricted Subsidiary” means any Restricted Subsidiary, all of the outstanding voting securities (other than directors’ qualifying shares or similar requirements of law) of which are owned, directly or indirectly, by the Company or another Wholly-owned Restricted Subsidiary.

SECTION 1.02 Compliance Certificates and Opinions.

Upon any application or request by the Company or any Guarantor to the Trustee to take any action under any provision of this Indenture or any other Priority Lien Document, the Company or such Guarantor shall furnish to the Trustee an Officers’ Certificate stating that all conditions precedent, if any, provided for in this Indenture and the other Priority Lien Documents relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than pursuant to Section 10.03) shall include:

(a) a statement that each individual signing such certificate or opinion has read such covenant or condition;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with (which, in the case of an Opinion of Counsel, may be limited to reliance on an Officers’ Certificate as to matters of fact); and

(d) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

SECTION 1.03 Form of Documents Delivered to Trustee.

(a) In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

(b) Any certificate or opinion of an Officer of the Company or any Guarantor, may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such Officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous.  Any such certificate or opinion of counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an Officer or Officers of the Company or any Guarantor stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

(c) Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

SECTION 1.04 Acts of Holders; Record Date.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company and the Guarantors.  Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments.  Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 6.01) conclusive in favor of the Trustee and the Company and the Guarantors, if made in the manner provided in this Section.

(b) The fact and date of the execution by any Person of any such instrument or writing may be proved in any reasonable manner which the Trustee deems sufficient.

(c) The ownership of Notes (including the principal amount and serial numbers of Notes held by any Person, and the date of holding the same) shall be proved by the Security Register.

(d) Any request, demand, authorization, direction, notice, consent, waiver or other act of the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Note.

(e) The Company may set any day as a record date for the purpose of determining the Holders of Notes entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders of Notes, provided, that the Company may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in the next paragraph.  If not set by the Company prior to the first solicitation of a Holder made by any Person in respect of any such matter referred to in the foregoing sentence, the record date for any such matter shall be the 30th day (or, if later, the date of the most recent list of Holders required to be provided pursuant to Section 7.01) prior to such first solicitation.  If any record date is set pursuant to this paragraph, the Holders of Notes on such record date, and no other Holders, shall be entitled to take the relevant action, whether or not such Holders remain Holders after such record date; provided, that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite aggregate principal amount of Notes on such record date.  Nothing in this paragraph shall be construed to prevent the Company from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite aggregate principal amount of Notes on the date such action is taken.  Promptly after any record date is set pursuant to this paragraph, the Company, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustee in writing and to each Holder of Notes in the manner set forth in Section 1.06.

(f) The Trustee may set any day as a record date for the purpose of determining the Holders of Notes entitled to join in the giving or making of (1) any Notice of Default, (2) any declaration of acceleration referred to in Section 5.02, (3) any request to institute proceedings referred to in Section 5.08(b) or (4) any direction referred to in Section 5.12.  If any record date is set pursuant to this paragraph, the Holders of Notes on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided, that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite aggregate principal amount of Notes on such record date.  Nothing in this paragraph shall be construed to prevent the Trustee from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite aggregate principal amount of Notes on the date such action is taken.  Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Company’s expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Company in writing and to each Holder of Notes in the manner set forth in Section 1.06.

(g) With respect to any record date set pursuant to this Section, the party hereto which sets such record date may designate any day as the “Expiration Date” and from time to time may change the Expiration Date to any earlier or later day; provided, that no such change shall be effective unless notice of the proposed new Expiration Date is given to the other parties hereto in writing, and to each Holder of Notes in the manner set forth in Section 1.06, on or prior to the existing Expiration Date.  If an Expiration Date is not designated with respect to any record date set pursuant to this Section, the party hereto which set such record date shall be deemed to have initially designated the 180th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this paragraph.  Notwithstanding the foregoing, no Expiration Date shall be later than the 180th day after the applicable record date.

(h) Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to any particular Note may do so with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

SECTION 1.05 Notices.

(a)   Except for notice or communications to Holders, any notice or communication shall be given in writing and delivered in person, sent by facsimile, delivered by commercial courier service or mailed by first-class mail, postage prepaid, addressed as follows:

If to the Company or any Guarantor:

Catalyst Paper Corporation

2nd Floor

3600 Lysander Lane

Richmond, British Columbia V7B 1C3

Canada

Attention:  Corporate Secretary

Fax Number:  (604) 247-0549

with a copy to:

Lawson Lundell

1600 Cathedral Place

925 West Georgia Street

Vancouver, British Columbia V6C 3L2

Canada

Attention:  Michael Low

Fax Number:  (604) 641-2802

and

Blake, Cassels & Graydon LLP

595 Burrard Street

P.O. Box 49314

Suite 2600, Three Bentall Centre

Vancouver BC V7X 1L3 Canada

Attention:  Peter Kalbfleisch

Fax Number:  (604) 631-3309

and

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attention:  Jeffrey Bagner

Fax Number:  (212) 859-4000

If to the Trustee:

Wilmington Trust FSB

246 Goose Lane, Suite 105

Guilford, CT 06437

Attention:  Joseph O’Donnell

Fax Number:  (203) 453-1183

If to the Collateral Trustee:

Computershare Trust Company of Canada
3rd floor 510 Burrard
Vancouver, B.C.  V6C 3B9
Attention:  General Manager
Fax : 604- 661 - 9403

SECTION 1.06 Notice to Holders; Waiver.

(a) Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at its address as it appears in the Security Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice.  In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.  Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.  Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(b) In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

(c) Notwithstanding any other provision of this Indenture, any other Priority Lien Document or any Note, where any Priority Lien Document or Note provides for notice of any event (including any notice of redemption) to a Holder of a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to the U.S. Depositary for such Note (or its designee), pursuant to the customary procedures of such U.S. Depositary.

SECTION 1.07 Effect of Headings and Table of Contents.  The Article and Section headings herein and the Table of Contents are for convenience only and are not to be considered a part of, and shall not affect the construction hereof.

SECTION 1.08 Successors and Assigns.  All agreements in this Indenture of the Company and any Guarantors shall bind their respective successors and assigns.  All agreements of the Trustee, any additional trustee, and any Paying Agents in this Indenture shall bind their respective successors.

SECTION 1.09 Separability Clause.  In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 1.10 Benefits of Indenture.  Nothing in this Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto, any Paying Agent, any Security Registrar and their successors hereunder and the Holders of Notes, any benefit or any legal or equitable right, remedy or claim under this Indenture.

SECTION 1.11 No Personal Liability of Directors, Officers, Employees and Stockholders.  No recourse for the payment of the principal of or premium, if any, or interest on any of the Notes, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company or any Guarantor in this Indenture or in any supplemental indenture, or in any of the Notes, or because of the creation of any Debt represented thereby, shall be had against any stockholder, officer, director or employee, as such, past, present or future, of the Company or any Guarantor or of any successor corporation or against the property or assets of any such stockholder, officer, employee or director, either directly or through the Company or any Guarantor, or of any successor corporation thereof, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this Indenture and the Notes are solely obligations of the Company and the Guarantors, and that no such personal liability whatever shall attach to, or is or shall be incurred by, any shareholder, officer, employee or director of the Company or any Guarantor, or any successor corporation thereof, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or the Notes or implied therefrom, and that any and all such personal liability of, and any and all claims against every stockholder, officer, employee and director, are hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issuance of the Notes.  It is understood that this limitation on recourse is made expressly for the benefit of any such shareholder, employee, officer or director and may be enforced by any of them.

SECTION 1.12 Governing Law; Waiver of Jury Trial.  THIS INDENTURE AND THE NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES THEREOF.  EACH OF THE COMPANY, THE GUARANTORS, THE TRUSTEE AND THE COLLATERAL TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTION CONTEMPLATED HEREBY.

SECTION 1.13 Business Days; Legal Holidays.

A “Business Day” is a day that is not a Legal Holiday.  A “Legal Holiday” is a Saturday, a Sunday, or a day on which banking institutions are not required to be open, or are authorized or obligated by law or executive order to close, in New York City, New York or Vancouver, Province of British Columbia.  If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

SECTION 1.14 Consent to Service; Jurisdiction

By the execution and delivery of this Indenture, the Company and each Guarantor (i) acknowledges that it has, by separate written instrument, designated and appointed CT Corporation System as its authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Notes or this Indenture that may be instituted in any United States Federal or State court in the State of New York, Borough of Manhattan, or brought under United States Federal or State securities laws or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder), and acknowledges that CT Corporation System has accepted such designation, (ii) submits to the jurisdiction of any such court in any such suit, action or proceeding, and (iii) agrees that service of process upon CT Corporation System and written notice of said service to it (as set out in this Section 1.14), shall be deemed in every respect effective service of process upon it in any such suit or proceeding.  The Company and each Guarantor further agree to take any and all action, including the execution and filing of any and all such documents and instruments as may be necessary to continue such designation and appointment of CT Corporation System, in full force and effect so long as this Indenture shall be in full force and effect; provided, that the Company may and shall (to the extent CT Corporation System ceases to be able to be served on the basis contemplated herein), by written notice to the Trustee, designate such additional or alternative agent for service of process under this Section 1.14 that (i) maintains an office located in the Borough of Manhattan, The City of New York in the State of New York, (ii) is either (x) counsel for the Company or (y) a corporate service company which acts as agent for service of process for other Persons in the ordinary course of its business and (iii) agrees to act as agent for service of process in accordance with this Section 1.14.  Such notice shall identify the name of such agent for process and the address of such agent for process in the Borough of Manhattan, The City of New York, State of New York.  Upon the request of any Holder, the Trustee shall deliver such information to such Holder.  Notwithstanding the foregoing, there shall, at all times, be at least one agent for service of process for the Company and any Guarantors, if any, appointed and acting in accordance with this Section 1.14.

To the extent that the Company or any Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Company and such Guarantor hereby irrevocably waives such immunity in respect of its obligations under this Indenture and the Notes, to the extent permitted by law.

SECTION 1.15 Judgment Currency.

(a) The Company and each of the Guarantors, jointly and severally, each agree to indemnify the Trustee and each Holder against any loss incurred by such party as a result of any judgment or order being given or made for any amount due under this Indenture and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than United States Dollars and as a result of any variation as between (i) the rate of exchange at which the United States Dollar amount is converted into the Judgment Currency for the purpose of such judgment or order and (ii) the spot rate of exchange in The City of New York at which such party on the date of payment of such judgment or order is able to purchase United States Dollars with the amount of the Judgment Currency actually received by such party.  The foregoing indemnity shall continue in full force and effect notwithstanding any such judgment or order as aforesaid.  The term “spot rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, United States Dollars.

(b) The Company covenants and agrees that the following provisions shall apply to conversion of currency in the case of the Notes and this Indenture in the event the Company is in default under the terms of this Indenture:

(1) If for the purpose of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into a currency (the “judgment currency”) an amount due in U.S. Dollars, then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

(2) If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Company will pay such additional amount (or, as the case may be, be refunded such lesser amount), if any, as may be necessary so that the amount paid in the judgment currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in U.S. Dollars originally due.

(3) In the event of the winding-up of the Company at any time while any amount or damages owing under the Notes or this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Company shall indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in U.S. Dollars due or contingently due under the Notes and this Indenture (other than under this subsection (3)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up.  For the purpose of this subsection (3), the final date for the filing of proofs of claim in the winding-up of the Company shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Company may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(4) The obligations contained in subsections (2) and (3) of this Section 1.15 shall constitute separate and independent obligations of the Company from its other obligations under the Notes and this Indenture, shall give rise to separate and independent causes of action against the Company, shall apply irrespective of any waiver or extension granted by any Holders or the Trustee or any of them from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Company for a liquidated sum in respect of amounts due hereunder (other than under subsection (3) above) or under any such judgment or order.  Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Company or the liquidator or otherwise or any of them which shall be liable for such deficiency.  In the case of subsection (3) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(5) The term “rate(s) of exchange” shall mean the rate of exchange quoted by The Royal Bank of Canada at its central foreign exchange desk in its main branch in Vancouver, British Columbia at 12:00 noon (Vancouver time) for the purchases of U.S. Dollars with the judgment currency other than U.S. Dollars referred to in subsections (1) and (3) above and includes any premiums and costs of exchange payable.

(c) The Trustee shall have no duty or liability with respect to monitoring or enforcing this Section 1.15 and shall have no liability to the Holders due to fluctuations in currency rates.

SECTION 1.16 Currency Equivalent.  Except as provided in Section 1.15, for purposes of the construction of the terms of this Indenture or of the Notes, in the event that any amount, including any amounts owed by the Company to the Trustee, is stated herein in the currency of one nation (the “First Currency”), as of any date such amount shall also be deemed to represent the amount in the currency of any other relevant nation which is required to purchase such amount in the First Currency at the rate of exchange quoted by The Royal Bank of Canada at its central foreign exchange desk in its main branch in Vancouver, British Columbia at 12:00 noon (Vancouver time) on the date of determination.

SECTION 1.17 No Adverse Interpretation of Other Agreements.  This Indenture may not be used to interpret another indenture, loan, security or debt agreement of the Company or any Subsidiary thereof.  No such indenture, loan, security or debt agreement may be used to interpret this Indenture.

SECTION 1.18 U.S.A. Patriot Act.  The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. Patriot Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee.  The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the U.S.A. Patriot Act.

ARTICLE II

SECURITY FORMS

SECTION 2.01 Forms Generally and Amount of Notes.

(a) The Notes and the Trustee’s certificate of authentication with respect thereto shall be substantially in the forms set forth in this Article II.  The Notes may have notations, legends or endorsements required by law, rule or usage to which the Company is subject.  Without limiting the generality of the foregoing, Notes offered and sold to Qualified Institutional Buyers and Accredited Investors in the Exchange Offer shall bear the Private Placement Legend and include the form of assignment set forth in this Article II and Notes offered and sold in the Exchange Offer in offshore transactions in reliance on Regulation S shall bear the Private Placement Legend and include the form of assignment set forth in this Article II.  Notes issued for original issue after the Issue Date shall bear the appropriate legends required under applicable law.  Notes transferred pursuant to Section 3.07 shall be represented by a Physical Note bearing the Private Placement Legend.  Each Note shall be dated the date of its authentication.  The Notes shall be issuable only in registered form without coupons in denominations of US$1,000 and any integral multiple of US$1,000 in excess thereof.

(b) The terms and provisions contained in the Notes shall constitute, and are expressly made, a part of this Indenture and, to the extent applicable, the Company, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and agree to be bound thereby.  However, to the extent any provision of the Notes conflicts with the provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(c) The Notes may be presented for registration of transfer and exchange at the offices of the Security Registrar.

SECTION 2.02 Security Registrar and Paying Agent.  (a)  The Company shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange (the “Security Registrar”), a Paying Agent, and an office or agency where notices and demands to or upon the Company, if any, in respect of the Notes and this Indenture may be served.  The Securities Registrar shall keep a register (the “Security Register”) of the names and address of the Holders and of the transfer and exchange of the Notes.  The Company may have one or more additional Paying Agents.  The term “Paying Agent” includes any additional Paying Agent.  The Company may change any Paying Agent or Security Registrar without notice to any Holder.  The Company or any of its Subsidiaries may act as Paying Agent or Security Registrar.

(b) The Company shall enter into an appropriate agency agreement with any Agent that is not a party to this Indenture.  The agreement shall implement the provisions of this Indenture that relate to such Agent.  The Company shall notify the Trustee of the name and address of any such Agent.  If the Company fails to maintain a Security Registrar or Paying Agent, or fails to give the foregoing notice, the Trustee shall act as such and shall be entitled to appropriate compensation in accordance with Section 6.06.

(c) The Company initially appoints the Trustee as Security Registrar, Paying Agent and the office or agency where notices and demands may be served (subject to Section 1.14) in connection with the Notes and this Indenture.

SECTION 2.03 Paying Agent to Hold Money In Trust.  Each Paying Agent shall hold in trust for the benefit of the Holders or the Trustee all money held by the Paying Agent for the payment of principal of, premium (if any) or interest on the Notes (whether such money has been paid to it by the Company or any other obligor on the Notes or any Guarantor), and the Company and the Paying Agent shall notify the Trustee in writing of any default by the Company (or any other obligor on the Notes or any Guarantor) in making any such payment.  Money held in trust by the Paying Agent need not be segregated except as required by law and in no event shall the Paying Agent be liable for any interest on any money received by it hereunder.  The Company at any time may require the Paying Agent to pay all money held by it to the Trustee and account for any funds disbursed and the Trustee may at any time during the continuance of any Event of Default specified in clause (1) or (2) of Section 5.01(a), upon written request to the Paying Agent, require such Paying Agent to pay forthwith all money so held by it to the Trustee and to account for any funds disbursed.  Upon making such payment, the Paying Agent shall have no further liability for the money delivered to the Trustee.

SECTION 2.04 Form of Note

[FORM OF PRIVATE PLACEMENT LEGEND]

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. NEITHER THIS NOTE, NOR ANY INTEREST OR PARTICIPATION HEREIN, IF APPLICABLE, MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE HOLDER OF THIS NOTE, BY ITS ACCEPTANCE HEREOF, AGREES NOT TO OFFER, SELL OR OTHERWISE TRANSFER SUCH NOTE, PRIOR TO THE DATE WHICH IS ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE) (THE “RESALE RESTRICTION TERMINATION DATE”), EXCEPT THAT THE NOTES MAY BE TRANSFERRED (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE NOTES ENDORSED THEREON ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER (1) PURSUANT TO CLAUSE (D) PRIOR TO THE END OF THE 40-DAY DISTRIBUTION COMPLIANCE PERIOD WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT OR PURSUANT TO CLAUSE (E) PRIOR TO THE RESALE RESTRICTION TERMINATION DATE TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND (2) IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THIS NOTE IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE TRUSTEE. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF A HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE IN ACCORDANCE WITH THE TERMS OF THE INDENTURE..

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS NOTE MUST NOT TRADE THE NOTE BEFORE [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY FROM THE ISSUE DATE].

THIS NOTE MAY BE ISSUED WITH ORIGINAL ISSUE DISCOUNT ("OID") FOR PURPOSES OF SECTIONS 1272, 1273 AND 1275 OF THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED.  IF THIS NOTE IS ISSUED WITH OID, THE ISSUE PRICE, ORIGINAL ISSUE DATE, TOTAL AMOUNT OF OID AND YIELD TO MATURITY OF THE NOTE MAY BE OBTAINED BY CONTACTING THE GENERAL COUNSEL AT CATALYST PAPER CORPORATION, 2ND FLOOR, 3600 LYSANDER LANE, RICHMOND, BRITISH COLUMBIA, V7B 1C3, CANADA, OR AT (604) 247-4400.

[FORM OF ASSIGNMENT FOR

RESTRICTED SECURITIES]

I or we assign and transfer this Note to:

(Insert assignee’s social security or tax I.D. number)

(Print or type name, address and zip or postal code of assignee)

and irrevocably appoint:

agent to transfer this Note on the books of the Company. The agent may substitute another to act for him.

In connection with any transfer of this Note occurring prior to the end of the one-year holding period referred to in Rule 144 under the Securities Act, the undersigned confirms without utilizing any general solicitation or general advertising that:

[Check One]

[ ]	(a)	This Note is being transferred in compliance with the exemption from registration under the Securities Act provided by Rule 144A thereunder.

or

[ ]	(b)	This Note is being transferred other than in accordance with (a) above and documents are being furnished which comply with the conditions of transfer set forth in this Note and the Indenture.

If neither of the foregoing boxes is checked, the Trustee or Security Registrar shall not be obligated to register this Note in the name of any person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in Sections 2.05 and 3.07 of the Indenture shall have been satisfied.

Date:	Your Signature: (Sign exactly as your name appears on the face of this Note)
Signature Guaranteed (Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor acceptable to the Trustee)

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TO BE COMPLETED BY PURCHASER IF (a) ABOVE IS CHECKED

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated:	NOTICE:To be executed by an executive officer

[FORM OF LEGEND FOR GLOBAL NOTE]

Any Global Note authenticated and delivered hereunder shall bear a legend (which would be in addition to any other legends required in the case of a Restricted Security) in substantially the following form:

THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE OF A DEPOSITORY. THIS NOTE IS NOT EXCHANGEABLE FOR NOTES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS NOTE (OTHER THAN A TRANSFER OF THIS NOTE AS A WHOLE TO A NOMINEE OF THE DEPOSITORY OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE) MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (A NEW YORK CORPORATION) (“DTC”) TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS NOTE MAY BE ISSUED WITH ORIGINAL ISSUE DISCOUNT ("OID") FOR PURPOSES OF SECTIONS 1272, 1273 AND 1275 OF THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED.  IF THIS NOTE IS ISSUED WITH OID, THE ISSUE PRICE, ORIGINAL ISSUE DATE, TOTAL AMOUNT OF OID AND YIELD TO MATURITY OF THE NOTE MAY BE OBTAINED BY CONTACTING THE GENERAL COUNSEL AT CATALYST PAPER CORPORATION, 2ND FLOOR, 3600 LYSANDER LANE, RICHMOND, BRITISH COLUMBIA, V7B 1C3, CANADA, OR AT (604) 247-4400.

[FORM OF SENIOR SECURED NOTE]

CUSIP ___________

CATALYST PAPER CORPORATION

No. ___________ US$______________

11% SENIOR SECURED NOTE DUE DECEMBER 15, 2016

CATALYST PAPER CORPORATION, a corporation incorporated under the laws of Canada (the “Company,” which term includes any successor corporation under the Indenture hereinafter referred to), for value received, promises to pay to CEDE & Co. or registered assigns the principal sum of [_________________] U.S. DOLLARS (US$________) (which amount may from time to time be increased or decreased to such other principal amounts by adjustments made on the records of the Security Registrar as set forth in Schedule A hereto) on December 15, 2016 at the office or agency of the Company referred to below.

Interest Payment Dates:  June 15 and December 15.

Record Dates:  June 1 and December 1.

0606890 B.C. Ltd., Catalyst Paper, Catalyst Paper Energy Holdings Inc., Catalyst Paper Finance Limited, Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Operations Limited, Catalyst Pulp Sales Inc., Elk Falls Pulp and Paper Limited, Pacifica Poplars Ltd., Catalyst Paper Holdings Inc., Catalyst Paper (USA) Inc., Pacifica Papers Sales Inc., Pacifica Papers US Inc., Pacifica Poplars Inc., Catalyst Paper (Snowflake) Inc., Catalyst Paper Recycling Inc., The Apache Railway Company, and Catalyst Paper Services (Hungary) Limited Liability Company (collectively the “Guarantors,” which term includes any successor under the Indenture hereinafter referred to and any Restricted Subsidiary that provides a Guarantee pursuant to the Indenture) have jointly and severally, fully and unconditionally, guaranteed the payment of principal of, premium, if any, and interest on the Notes.

Reference is made to the further provisions of this Note contained herein, which will for all purposes have the same effect as if set forth at this place.

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IN WITNESS WHEREOF, the Company has caused this Note to be signed manually or by facsimile by its duly authorized officers.

CATALYST PAPER CORPORATION By: Name: Title:

Certificate of Authentication

This is one of the 11% Senior Secured Notes Due December 15, 2016 referred to in the within-mentioned Indenture.

WILMINGTON TRUST FSB, as Trustee By: Name: Title: Authorized Signatory
Dated:

[FORM OF REVERSE OF NOTE]

CATALYST PAPER CORPORATION

11% SENIOR SECURED NOTE DUE DECEMBER 15, 2016

1. Interest.  CATALYST PAPER CORPORATION, a corporation incorporated under the laws of Canada (the “Company”), promises to pay, until the principal hereof is paid or made available for payment, interest on the principal amount set forth on the face hereof at a rate of 11% per annum.  Interest hereon will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including [●], 2010 to but excluding the date on which interest is paid.  Interest shall be payable semi-annually in arrears on each June 15 and December 15, commencing June 15, 2010.  Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.  From and after the occurrence of an Event of Default as set forth in the Indenture, the Company shall pay interest on overdue principal and on overdue interest (to the full extent permitted by law) at a rate of 13% per annum.

2. Method of Payment.  The Company will pay interest hereon (except defaulted interest) to the Persons who are registered Holders at the close of business on the June 1 or December 1 immediately preceding an applicable interest payment date (whether or not a Business Day).  Holders must surrender Notes to a Paying Agent to collect principal payments.  The Company will pay principal and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts.  Interest may be paid, at the option of the Company, by check mailed to the Holder entitled thereto at the address indicated on the register for the Notes maintained by the Security Registrar.

3. Paying Agent and Security Registrar.  Initially, Wilmington Trust FSB (the “Trustee”) will act as a Paying Agent and Security Registrar.  The Company may change any Paying Agent or Security Registrar without notice.  The Company or any of its Affiliates may act as Paying Agent or Security Registrar.

4. Indenture.  This Note is one of a duly authorized issue of Notes of the Company, designated as its 11% Senior Secured Notes Due December 15, 2016 (herein called the “Notes”).  The Company issued the Notes under an Indenture dated as of March 10, 2010 (the “Indenture”) among the Company, the Guarantors, the Trustee and Computershare Trust Company of Canada, as collateral trustee (the “Collateral Trustee”).  This is one of an issue of Notes of the Company issued, or to be issued, under the Indenture.  The Notes are subject to all such terms of the Indenture, and Holders are referred to the Indenture for a statement of them.  To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.  Capitalized and certain other terms used herein and not otherwise defined have the meanings set forth in the Indenture.  The Notes are senior secured obligations of the Company.

5. Additional Amounts.  The Company will pay to the Holders of Notes such Additional Amounts as may become payable under Section 10.14 of the Indenture.

6. Optional Redemption.  The Company, at its option, may redeem the Notes, in whole at any time or in part from time to time, on or after December 15, 2012, upon not less than 30 nor more than 60 days’ notice, at the Redemption Prices (expressed as percentages of the aggregate principal amount thereof) set forth below, together, in each case, with accrued and unpaid interest to the Redemption Date, if redeemed during the twelve month period beginning on December 15 of each year listed below:

Year	Redemption Price
2012	103.000%
2013 and thereafter	100.000%

Notwithstanding the foregoing, the Company, at its option, may redeem in the aggregate up to 35% of the principal amount of Notes issued under this Indenture (including additional Notes issued under the Indenture in the future) at any time and from time to time prior to December 15, 2012 at a Redemption Price equal to 110% of the aggregate principal amount so redeemed, plus accrued and unpaid interest to the Redemption Date, out of the net cash proceeds of one or more Equity Offerings; provided, that at least 60% of the aggregate principal amount of Notes issued under this Indenture remains outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 90 days following the closing of any such Equity Offering.

In addition, at any time prior to December 15, 2012, the Company may also redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice to Holders of the Notes, at a Redemption Price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the Redemption Date, subject to the rights of Holders of the Notes on the relevant Record Date to receive interest due on the relevant Interest Payment Date.

In addition, the Company may from time to time acquire Notes by means other than redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise.

7. Tax Redemption.  The Notes are redeemable, in whole but not in part, at the option of the Company at any time, upon not less than 30 nor more than 60 days’ prior written notice, mailed by first class mail to each Holder at its last address appearing in the Security Register at 100% of the principal amount thereof plus accrued and unpaid interest thereon to the Redemption Date, if the Company or any Guarantor is or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes or the Guarantees, any Additional Amounts as a result of a change in, or amendment to, the laws (or any regulations promulgated thereunder) of any Taxing Authority, or any changes in, or amendment to, any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced on or after the Issue Date; provided, that the Company or such Guarantor determines, in its business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to the Company or such Guarantor (not including substitution of the obligor under the Notes); and provided, further, that (i) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Company or such Guarantor would but for such redemption be obligated to pay such Additional Amounts or later than 270 days after the Company or such Guarantor first becomes liable to pay any Additional Amounts as a result of any changes in or amendments to laws, regulations or official positions described above and (ii) at the time such notice is given, the Company’s or such Guarantor’s obligation to pay such Additional Amounts remains in effect.

Prior to the publication of any notice of redemption pursuant to this provision, the Company will deliver to the Trustee (a) an Officer’s Certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company so to redeem have occurred and (b) an Opinion of Counsel qualified under the laws of the relevant jurisdiction to the effect that the Company or such Guarantor has or will likely become obligated to pay such Additional Amounts as a result of such amendment or change as described above.

8. Notice of Redemption.  Notice of redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each Holder of Notes to be redeemed at its registered address.  On and after the Redemption Date, unless the Company defaults in making the redemption payment, interest ceases to accrue on Notes or portions thereof called for redemption.  Any redemption or notice of any redemption and any offer to purchase or notice of an offer to purchase may, at the Company’s option, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or Change of Control or other corporate transaction.

9. Offers to Purchase.  The Indenture provides that upon the occurrence of a Change of Control or an Asset Sale and subject to further limitations contained therein, the Company shall make an offer to purchase outstanding Notes in accordance with the procedures set forth in the Indenture.

10. Denominations, Transfer, Exchange.  The Notes are in registered form without coupons in denominations of US$1,000 and integral multiples of US$1,000 in excess thereof.  A Holder may transfer or exchange Notes in accordance with the Indenture.  The Security Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay to it any taxes and fees required by law or permitted by the Indenture.  The Security Registrar need not register the transfer of or exchange any Notes or portion of a Note selected for redemption, or register the transfer of or exchange any Notes for a period of 15 days before a mailing of notice of redemption.

11. Persons Deemed Owners.  The registered Holder of this Note may be treated as the owner of this Note for all purposes.

12. Unclaimed Money.  If money for the payment of principal or interest remains unclaimed for two years, the Trustee or Paying Agent will pay the money back to the Company at its written request.  After that, Holders entitled to the money must look to the Company for payment as general creditors unless an “abandoned property” law designates another Person.

13. Amendment, Supplement, Waiver, Etc.  The Company, any Guarantors, the Trustee and the Collateral Trustee may, without the consent of the Holders of any outstanding Notes, amend, waive or supplement the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies and making any change that does not materially and adversely affect the rights of any Holder.  Other amendments and modifications of the Indenture or the Notes may be made by the Company, any Guarantors, the Trustee and the Collateral Trustee with the consent of the Holders of not less than a majority of the aggregate principal amount of the outstanding Notes, subject to certain exceptions requiring the consent of the Holders of the particular Notes to be affected.

14. Restrictive Covenants.  The Indenture imposes certain limitations on the ability of the Company and its Restricted Subsidiaries to, among other things, incur additional Debt, make payments in respect of their Capital Stock or certain Debt, make certain Investments, create or incur liens, enter into transactions with Affiliates, enter into agreements restricting the ability of Restricted Subsidiaries to pay dividends and make distributions, and on the ability of the Company to merge or consolidate with any other Person or transfer all or substantially all of the Company’s or any Guarantor’s assets.  Such limitations are subject to a number of important qualifications and exceptions.  Pursuant to Section 10.03 of the Indenture, the Company must annually report to the Trustee on compliance with such limitations.

15. Successor Corporation.  When a successor corporation assumes all the obligations of its predecessor under the Notes and the Indenture and the transaction complies with the terms of Article VIII of the Indenture, the predecessor corporation will, except as provided in Article VIII, be released from those obligations.

16. Defaults and Remedies.  Events of Default are set forth in the Indenture.  Subject to certain limitations in the Indenture, if an Event of Default (other than an Event of Default specified in clause (6) of Section 5.01(a) of the Indenture with respect to the Company) occurs and is continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the then outstanding Notes, by written notice to the Trustee and the Company, may declare to be immediately due and payable the entire principal amount of all the Notes then outstanding plus accrued and unpaid interest to the date of acceleration and the same shall become immediately due and payable.  If an Event of Default specified in clause (6) of Section 5.01(a) of the Indenture occurs, the principal amount of and interest on all Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.  Holders may not enforce the Indenture or the Notes except as provided in the Indenture.  The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Notes.  Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power.  The Trustee may withhold from Holders notice of any continuing default (except a default in payment of principal, premium, if any, or interest or a default in the observance or performance of any of the obligations of the Company under Article V of the Indenture) if it determines that withholding notice is in their best interests.

17. Trustee Dealings with Company.  The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not Trustee.

18. No Recourse Against Others.  No past, present or future director, officer, employee, partner, incorporator or shareholder of the Company, any of its Subsidiaries or any Guarantor or any corporate successor(s) thereto shall have any liability for any obligations of the Company under the Notes, the Guarantees, the Indenture or any of the Collateral Documents or for a claim based on, in respect of, or by reason of, such obligations or their creation.  Each Holder of Notes by accepting a Note waives and releases all such liability.  The waiver and release are part of the consideration for the issuance of the Notes.

19. Discharge.  The Company’s obligations pursuant to the Indenture will be discharged, except for obligations pursuant to certain sections thereof, subject to the terms of the Indenture, upon the payment of all the Notes or upon the irrevocable deposit with the Trustee of money in United States Dollars or U.S. Government Securities sufficient to pay when due principal of and interest on the Notes to maturity or redemption, as the case may be.

20. Guarantees.  The Note is entitled to the benefits of certain Guarantees made for the benefit of the Holders.  Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and obligations thereunder of the Guarantors, the Trustee and the Holders.

21. Collateral.  The Company and the Guarantors have entered into the Collateral Documents for the benefit of the Holders of Notes, the Trustee and the Collateral Trustee.

22. Authentication.  This Note shall not be valid until the Trustee manually signs the certificate of authentication on the other side of this Note.

23. Governing Law.  THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES THEREOF.

The Company and the Guarantors agree to submit to the jurisdiction of the courts of the State of New York in any action or proceeding arising out of or relating to the Indenture or the Notes.

24. Abbreviations.  Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TENANT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

25. CUSIP Numbers.  Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Notes and the Trustee may use CUSIP numbers in notices of redemption as a convenience to Holders.  No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

The Company will furnish to any Holder upon written request and without charge a copy of the Indenture and the Collateral Documents.  Requests may be made to:

Catalyst Paper Corporation

2nd Floor

3600 Lysander Lane

Richmond, British Columbia V7B 1C3

Canada

Attention:  Corporate Secretary

Fax Number:  (604) 247-0549

ASSIGNMENT

I or we assign and transfer this Note to:

(Insert assignee’s social security or tax I.D. number)

(Print or type name, address and zip or postal code of assignee)

and irrevocably appoint:

agent to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date:	Your Signature: (Sign exactly as your name appears on the face of this Note)
Signature Guaranteed (Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor acceptable to the Trustee)

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have all or any part of this Note purchased by the Company pursuant to Section 10.09 or Section 10.13 of the Indenture, check the appropriate box:

☐           Section 10.09                                                      ☐           Section 10.13

If you want to have only part of the Note purchased by the Company pursuant to Section 10.09 or Section 10.13 of the Indenture, state the amount you elect to have purchased:

US$ (multiple of US$1,000)
Date:
Your Signature: (Sign exactly as your name appears on the face of this Note)
Signature Guaranteed (Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor acceptable to the Trustee)

SCHEDULE A

CATALYST PAPER CORPORATION.

11% Senior Secured Notes Due December 15, 2016

The initial principal amount of this Global Note is $[ ]. The following increases or decreases in this Global Note have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Custodian

SECTION 2.05 Book-Entry Provisions for Global Notes

(a) The Notes offered and sold in the Exchange Offer to “Qualified Institutional Buyers” and Accredited Investors in the Exchange Offer, or otherwise sold in reliance on Rule 144A, shall be issued in the form of one or more Global Notes in definitive, fully registered form without interest coupons, substantially in the form of Note set forth in Section 2.04, with such applicable legends as are provided for in Section 2.04, except as otherwise permitted herein, and shall be registered in the name of the U.S. Depositary or its nominee and deposited with the Trustee, as custodian for the U.S. Depositary, duly executed by the Company and authenticated by the Trustee as hereinafter provided, for credit by the U.S. Depositary to the respective accounts of beneficial owners of the Notes represented thereby (or such other accounts as they may direct).  Such Global Notes, together with their Successor Securities which are Global Notes other than the Regulation S Global Security (as defined herein), are collectively herein called the “Restricted Global Security.” The aggregate stated amount at maturity of the Restricted Global Security may from time to time be increased or decreased by adjustments made on the records of the Security Registrar, in connection with a corresponding decrease or increase in the aggregate stated amount at maturity of the Regulation S Global Security, as hereinafter provided.

(b) The Notes offered and sold in reliance on Regulation S shall be issued in the form of one or more Global Notes (collectively, the “Regulation S Global Security”) in definitive, fully registered form without interest coupons, substantially in the form of Note set forth in Section 2.04, with such applicable legends as are provided for in Section 2.04, except as otherwise permitted herein.  Such Global Notes shall be registered in the name of the U.S. Depositary or its nominee and deposited with the Trustee, as custodian for the U.S. Depositary, duly executed by the Company and authenticated by the Trustee as hereinafter provided, for credit to the respective accounts at the U.S. Depositary of the depositories for Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear Clearance System (“Euroclear”), or for Clearstream Banking, societe anonyme (“Clearstream”), in turn for credit to the respective accounts of beneficial owners of the Notes represented thereby (or such other accounts as they may direct) in accordance with the rules thereof.  The aggregate stated amount at maturity of the Regulation S Global Security may from time to time be increased or decreased by adjustments made on the records of the Security Registrar in connection with a corresponding decrease or increase in the aggregate stated amount at maturity of the Restricted Global Security, as hereinafter provided.

(c) Neither members of, nor direct or indirect participants in, DTC (“DTC Agent Members”) shall have any rights under this Indenture with respect to any Global Note held on their behalf by DTC, or the Trustee as its custodian, or under the Global Notes, and DTC may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of such Global Note for all purposes whatsoever.  Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by DTC or impair, as between DTC and DTC Agent Members, the operation of customary practices governing the exercise of the rights of a Holder of any Note.

ARTICLE III

THE SECURITIES

SECTION 3.01 Title and Terms.

(a) The Trustee shall authenticate Notes for original issue on the Issue Date in the aggregate principal amount of US$280,434,000 upon receipt of a written order of the Company in the form of an Officers’ Certificate of the Company.  Thereafter, subject to compliance with Section 3.03, at any time and from time to time, the Trustee shall authenticate Notes having identical terms (except as to issue price) in an unlimited amount (provided, that the aggregate principal amount of Notes and Additional Priority Lien Debt together shall not exceed, at any one time outstanding, the Priority Lien Debt Cap) upon a written order of the Company in the form of an Officers’ Certificate of the Company.  In each case, such written order shall specify the amount of Notes to be authenticated and the date on which the Notes are to be authenticated.  The Notes originally issued on the Issue Date, together with any additional Notes subsequently issued, will be treated as a single series under this Indenture for all purposes.

(b) The principal amount of, premium (if any), and interest on the Notes shall be payable at the office or agency of the Company maintained for such purpose or at any other office or agency maintained by the Company for such purpose; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register.

(c) The Notes shall be subject to repurchase by the Company pursuant to an offer to purchase as provided in Sections 10.09 and 10.13.

(d) The Notes shall be redeemable as provided in Article XI.

(e) The Notes shall be subject to defeasance at the option of the Company as provided in Article XII.

SECTION 3.02 Denominations; Original Issue Discount Legend.  The Notes shall be issuable only in registered form without coupons and only in denominations of $1,000 and any integral multiple of $1,000 in excess thereof.

Every Note issued pursuant to this Indenture shall include the following legend on its face:

THIS NOTE MAY BE ISSUED WITH ORIGINAL ISSUE DISCOUNT ("OID") FOR PURPOSES OF SECTIONS 1272, 1273 AND 1275 OF THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED.  IF THIS NOTE IS ISSUED WITH OID, THE ISSUE PRICE, ORIGINAL ISSUE DATE, TOTAL AMOUNT OF OID AND YIELD TO MATURITY OF THE NOTE MAY BE OBTAINED BY CONTACTING THE GENERAL COUNSEL AT CATALYST PAPER CORPORATION, 2ND FLOOR, 3600 LYSANDER LANE, RICHMOND, BRITISH COLUMBIA, V7B 1C3, CANADA, OR AT (604) 247-4400.

SECTION 3.03 Execution, Authentication, Delivery and Dating.

(a) The Notes shall be executed on behalf of the Company by one Officer of the Company.  The signature of any of the Officer on the Notes may be manual or facsimile.

(b) Notes bearing the manual or facsimile signatures of an individual who was at any time the proper Officer of the Company shall bind the Company, notwithstanding that the individual has ceased to hold such office prior to the authentication and delivery of such Notes or did not hold such offices at the date of the Notes.

(c) At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Notes executed by the Company to the Trustee for authentication, together with a written order in the form of an Officers’ Certificate of the Company for the authentication and delivery of such Notes; and the Trustee in accordance with such Officers’ Certificate of the Company shall authenticate and deliver such Notes as in this Indenture provided and not otherwise.

(d) Each Note shall be dated the date of its authentication.

(e) No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder.  Notwithstanding the foregoing, if any Note shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Note to the Trustee for cancellation as provided in Section 3.13, for all purposes of this Indenture such Note shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

Upon prior notice to, and approval by (which approval shall not be unreasonably withheld), the Company, the Trustee may appoint an authenticating agent to authenticate the Notes.  Unless otherwise provided in the appointment, an authenticating agent may authenticate the Notes whenever the Trustee may do so.  Each reference in this Indenture to authentication by the Trustee includes authentication by such agent.  An authenticating agent has the same rights as an Agent to deal with the Company and Affiliates of the Company.

(f) In case the Company, pursuant to Article VIII, shall be amalgamated, consolidated or merged with or into any other Person or shall convey, transfer, lease or otherwise dispose of substantially all of its properties and assets to any Person, and the successor Person resulting from such amalgamation, consolidation, or surviving such merger, or into which the Company shall have been merged, or the successor Person which shall have received a conveyance, transfer, lease or other disposition as aforesaid, shall have executed an indenture supplemental hereto with the Trustee pursuant to Article IX, any of the Notes authenticated or delivered prior to such amalgamation, consolidation, merger, conveyance, transfer, lease or other disposition may, from time to time, at the request of the successor Person, be exchanged for other Notes executed in the name of the successor Person with such changes in phraseology and form as may be appropriate, but otherwise in substance of like tenor as the Notes surrendered for such exchange and of like principal amount; and the Trustee upon a written order in the form of an Officers’ Certificate of the successor Person, shall authenticate and deliver replacement Notes as specified in such request for the purpose of such exchange.  If replacement Notes shall at any time be authenticated and delivered in any new name of a successor Person pursuant to this Section in exchange or substitution for or upon registration of transfer of any Notes, such successor Person, at the option of any Holder but without expense to such Holder, shall provide for the exchange of all Notes at the time outstanding held by such Holder for Notes authenticated and delivered in such new name.

SECTION 3.04 Temporary Notes.

(a) Pending the preparation of definitive Notes, the Company may execute, and upon a written order in the form of an Officer’s Certificate of the Company the Trustee shall authenticate and deliver, temporary Notes which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Notes in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the Officers executing such Notes may determine, as evidenced by their execution of such Notes.

(b) If temporary Notes are issued, the Company will cause definitive Notes to be prepared without unreasonable delay.  After the preparation of definitive Notes, the temporary Notes shall be exchangeable for definitive Notes upon surrender of the temporary Notes at any office or agency of the Company designated pursuant to Section 2.02, without charge to the Holder.  Upon surrender for cancellation of any one or more temporary Notes the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a like principal amount of definitive Notes of authorized denominations.  Until so exchanged the temporary Notes shall in all respects be entitled to the same benefits under this Indenture as definitive Notes.

SECTION 3.05 [Reserved].

SECTION 3.06 Deposit of Moneys.  Prior to 10:00 a.m., New York City time, on each Interest Payment Date and the Maturity Date, the Company shall have deposited with the Paying Agent in immediately available funds money sufficient to make cash payments due on such Interest Payment Date or the Maturity Date, as the case may be, in a timely manner which permits the Trustee to remit payment to the Holders on such Interest Payment Date or the Maturity Date, as the case may be.  Except as otherwise provided herein, the principal and interest on Global Notes shall be payable to DTC or the nominee of DTC, as the case may be, as the sole registered owner and the sole holder of the Global Notes represented thereby.  The principal and interest on Physical Notes shall be payable, either in person or by mail, at the office of the Paying Agent.

SECTION 3.07 Registration, Registration of Transfer and Exchange Generally; Restrictions on Transfer and Exchange; Securities Act Legends.

(a) Registration, Registration of Transfer And Exchange Generally.

(1) The Company shall cause to be kept at the office of the Security Registrar the Security Register in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and of transfers and exchanges of Notes.

(2) Upon surrender for registration of transfer of any Notes at an office or agency of the Company designated pursuant to Section 2.02 for such purpose, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of any authorized denominations and of a like aggregate principal amount of Notes bearing such restrictive legends as may be required by this Indenture.

(3) At the option of the Holder, and subject to the other provisions of this Section 3.07, Notes may be exchanged for other Notes of any authorized denominations and of a like aggregate principal amount, upon surrender of the Notes to be exchanged at such office or agency.  Whenever any Notes are so surrendered for exchange, and subject to the other provisions of this Section 3.07, the Company shall execute, and the Trustee shall authenticate and deliver, the Notes which the Holder making the exchange is entitled to receive.

(4) All Notes issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Notes surrendered upon such registration of transfer or exchange.

(5) Every Note presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Security Registrar) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed, by the Holder thereof or its attorney duly authorized in writing.

(6) No service charge shall be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Notes, other than exchanges pursuant to Sections 3.04, 9.04, 11.06 or in accordance with any offer to purchase pursuant to Section 10.09 or 10.13 not involving any transfer.

(7) The Company shall not be required (i) to issue, register the transfer of or exchange any Note during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Notes selected for redemption under Section 11.04 and ending at the close of business on the day of such mailing, or (ii) to register the transfer of or exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(8) On and after the Resale Restriction Termination Date, Notes bearing the Private Placement Legend required by Section 3.07(c) may be surrendered for exchange for a new Note of like tenor and aggregate principal amount and not bearing the Private Placement Legend, upon the occurrence of the following: (A) surrender of such Note bearing a Private Placement Legend by the Holder to the office of the Security Registrar in accordance with the provisions herein, (B) delivery of an Opinion of Counsel from the Company addressed to the Trustee stating that the Resale Restriction Termination Date has occurred and Notes may be issued and authenticated without the Private Placement Legend, (C) issuance by the Company of a new Note not bearing the Private Placement Legend, (D) such further actions by the Company as may be required by the U.S. Depositary in connection with the exchange of Notes and the issuance of the new Note not bearing the Private Placement Legend and (E) delivery to the Trustee of a written order of authentication of such new Note in the form of an Officers’ Certificate of the Company.

(b) Certain Transfers and Exchanges.

(1) Notwithstanding any other provisions of this Indenture or the Notes, transfers and exchanges of Notes and beneficial interests in a Global Security of the kinds specified in this Section 3.07(b) shall be made only in accordance with this Section 3.07(b).  Transfers and exchanges subject to this Section 3.07(b) shall also be subject to the other provisions of this Indenture that are not inconsistent with this Section 3.07(b).  Each Holder of a Note agrees to indemnify the Company and the Trustee against any liability that may result from the transfer, exchange or assignment of such Holder’s Note in violation of any provision of this Indenture and/or applicable U.S. federal or state securities laws or Canadian provincial securities laws.

(2) Unless and until the Notes are sold under an effective registration statement, the following provisions shall apply:

(i) Restricted Global Security to Regulation S Global Security.  If the holder of a beneficial interest in the Restricted Global Security wishes at any time to transfer such interest to a Person who is required or permitted to take delivery thereof in the form of a beneficial interest in the Regulation S Global Security, such transfer may be effected, subject to the rules and procedures of the U.S. Depositary, Euroclear and Clearstream, in each case to the extent applicable (the “Applicable Procedures”), only in accordance with the provisions of this Section 3.07(b)(2)(i).  Upon receipt by the Security Registrar of (A) written instructions given in accordance with the Applicable Procedures from any DTC Agent Members directing the Security Registrar to credit or cause to be credited to a specified DTC Agent Member’s account a beneficial interest in the Regulation S Global Security in a principal amount equal to that of the beneficial interest in the Restricted Global Security to be so transferred, (B) a written order given in accordance with the Applicable Procedures containing information regarding the account of the DTC Agent Member (and the Euroclear or Clearstream account, as the case may be) to be credited with, and the account of the DTC Agent Member to be debited for, such beneficial interest and (C) a Regulation S Certificate, substantially in the form of Annex A hereto given by the holder of such beneficial interest, the principal amount of the Restricted Global Security shall be reduced, and the principal amount of the Regulation S Global Security shall be increased, by the principal amount of the beneficial interest in the Restricted Global Security to be so transferred, in each case by means of an appropriate adjustment on the records of the Security Registrar, and the U.S. Depositary or its authorized representative shall make a corresponding adjustment to its records and credit or cause to be credited to the account of the Person specified in such instructions (which shall be the DTC Agent Member for Euroclear or Clearstream or both, as the case may be) a beneficial interest in the Regulation S Global Security having a principal amount equal to the amount so transferred.

(ii) Regulation S Global Security to Restricted Global Security.  If the holder of a beneficial interest in the Regulation S Global Security wishes at any time to transfer such interest to a Person who is required or permitted to take delivery thereof in the form of a beneficial interest in the Restricted Global Security, such transfer may be effected, subject to the Applicable Procedures, only in accordance with this Section 3.07(b)(2)(ii).  Upon receipt by the Security Registrar of (A) written instructions given in accordance with the Applicable Procedures from any DTC Agent Member directing the Security Registrar to credit or cause to be credited to a specified DTC Agent Member’s account a beneficial interest in the Restricted Global Security in a principal amount equal to that of the beneficial interest in the Regulation S Global Security to be so transferred, (B) a written order given in accordance with the Applicable Procedures containing information regarding the account of the DTC Agent Member to be credited with, and the account of the DTC Agent Member (and, if applicable, the Euroclear or Clearstream account, as the case may be) to be debited for, such beneficial interest and (C) a Restricted Securities Certificate, substantially in the form of Annex B hereto given by the holder of such beneficial interest, the principal amount of the Restricted Global Security shall be increased, and the principal amount of the Regulation S Global Security shall be reduced, by the principal amount of the beneficial interest in the Regulation S Global Security to be so transferred, in each case by means of an appropriate adjustment on the records of the Security Registrar, and the U.S. Depositary or its authorized representative shall make a corresponding adjustment to its records and credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Restricted Global Security having a principal amount equal to the amount so transferred.

(iii) Non-Global Security for Non-Global Security.  A Note that bears a Securities Act legend that is not a Global Security may be transferred, in whole or in part, to a Person who takes delivery in the form of another Note that is not a Global Security as provided in Section 3.07(a), provided, that, if the Note to be transferred in whole or in part is a Restricted Security, or is a Regulation S Security, then the Trustee shall have received (A) a Restricted Securities Certificate substantially in the form attached hereto as Annex B and duly executed by the transferor Holder or its attorney duly authorized in writing, in which case the transferee Holder shall take delivery in the form of a Restricted Security, or (B) a Regulation S Certificate, substantially in the form attached hereto as Annex A and duly executed by the transferee Holder of its attorney duly authorized in writing, in which case the transferee Holder shall take delivery in the form of a Regulation S Security (subject in each case to Section 3.07(c)).

(iv) Interests in Regulation S Global Security to be Held Through Euroclear or Clearstream.  Interests in the Regulation S Global Security may be held only through DTC Agent Members acting for and on behalf of Euroclear and Clearstream, provided, that this clause (iv) shall not prohibit any transfer in accordance with Section 3.07(b)(2)(ii).

(c) Securities Act Legends.  Restricted Securities and their Successor Securities shall bear a Private Placement Legend and Regulation S Securities and their Successor Securities shall bear a Private Placement Legend, subject to the following:

(1) subject to the following clauses of this Section 3.07(c), a Note or any portion thereof which is exchanged, upon transfer or otherwise, for a Global Security or any portion thereof shall bear the Securities Act Legend borne by such Global Security while represented thereby;

(2) subject to the following clauses of this Section 3.07(c), a new Note which is not a Global Security and is issued in exchange for another Note (including a Global Security) or any portion thereof, upon transfer or otherwise, shall bear the Securities Act Legend borne by such other Note, provided, that, if such new Note is required pursuant to Section 3.07(b)(2)(iii) to be issued in the form of a Restricted Security, it shall bear a Private Placement Legend, and if such new Note is so required to be issued in the form of a Regulation S Security, it shall bear a Private Placement Legend;

(3) Notes that are sold or otherwise disposed of pursuant to an effective registration statement under the Securities Act shall not bear a Securities Act Legend;

(4) notwithstanding the foregoing provisions of this Section 3.07(c), a Successor Security of a Note that does not bear a particular form of Securities Act Legend shall not bear such form of legend unless the Company has reasonable cause to believe that such Successor Security is a “restricted security” within the meaning of Rule 144, in which case the Trustee, at the direction of the Company, shall authenticate and deliver a new Note bearing a Private Placement Legend in exchange for such Successor Security as provided in this Article III; and

(5) until Notes are sold pursuant to an effective registration statement under the Securities Act, no Notes may be transferred except pursuant to Rule 144A or Regulation S under the Securities Act or another applicable exemption from registration under the Securities Act (including Rule 144).  Neither the Security Registrar nor the Trustee shall have any duty or liability with respect to any Holder’s or beneficial owner’s compliance with Rule 144A or Regulation S, as applicable, or any other exemption from registration under the Securities Act.

(d) The provisions of this Section 3.07(d) shall apply only to Global Notes:

(1) Each Global Security authenticated under this Indenture shall be registered in the name of the U.S. Depositary or a nominee thereof and delivered to the U.S. Depositary or a nominee thereof or custodian therefor, and each such Global Security shall constitute a single Note for all purposes of this Indenture.

(2) Notwithstanding any other provision in this Indenture or the Notes, no Global Security may be exchanged in whole or in part for Notes registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the U.S. Depositary or a nominee thereof unless (A) the U.S. Depositary (i) has notified the Company that it is unwilling or unable to continue as U.S. Depositary for such Global Security or (ii) has ceased to be a clearing agency registered under the Exchange Act, and in either case the Company thereupon fails to appoint a successor depositary within 120 days of such notice, (B) the Company, at its option, executes and delivers to the Trustee a Company Order that such Global Security shall be exchanged in whole for Notes that are not Global Notes, or (C) a Holder shall have requested such exchange and there shall have occurred and be continuing an Event of Default with respect to such Global Security.

(3) Notes issued in exchange for a Global Security or any portion thereof pursuant to clause (2) of this Section 3.07(d) shall be issued in definitive, fully registered form, without interest coupons, shall have an aggregate principal amount equal to that of such Global Security or portion thereof to be so exchanged, shall be registered in such names and be in such authorized denominations as the U.S. Depositary shall designate and shall bear any legends required hereunder.  Any Global Security to be exchanged in whole shall be surrendered by the U.S. Depositary to the Security Registrar.  With regard to any Global Security to be exchanged in part, either such Global Security shall be so surrendered for exchange or, if the Trustee is acting as custodian for the U.S. Depositary or its nominee with respect to such Global Security, the principal amount thereof shall be reduced, by an amount equal to the portion thereof to be so exchanged, by means of an appropriate adjustment made on the records of the Trustee.  Upon any such surrender or adjustment, the Trustee shall authenticate and deliver the Note issuable on such exchange to or upon the order of the U.S. Depositary or an authorized representative thereof.

(4) In the event of the occurrence of any of the events specified in clause (2) of this Section 3.07(d), the Company will promptly make available to the Trustee a reasonable supply of certificated Notes in definitive, fully registered form, without interest coupons.

(5) Neither any DTC Agent Members nor any other Persons on whose behalf DTC Agent Members may act (including Euroclear and Clearstream and account holders and participants therein) shall have any rights under this Indenture with respect to any Global Security, or under any Global Security, and the U.S. Depositary or such nominee, as the case may be, may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner and Holder of such Global Security for all purposes whatsoever.  Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the U.S. Depositary or such nominee, as the case may be, or impair, as between the U.S. Depositary, its DTC Agent Members and any other person on whose behalf an DTC Agent Member may act, the operation of customary practices of such Persons governing the exercise of the rights of a Holder of any Note.

SECTION 3.08 Mutilated, Destroyed, Lost and Stolen Notes.  (a)  If any mutilated Note is surrendered to the Trustee, the Company shall execute and upon a written order in the form of an Officers’ Certificate of the Company the Trustee shall authenticate and deliver in exchange therefor a new Note of like tenor and principal amount and bearing a number not contemporaneously outstanding.

(b) If there shall be delivered to the Company and the Trustee (1) evidence to their satisfaction of the destruction, loss or theft of any Note and (2) such security or indemnity bond as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustee that such Note has been acquired by a bona fide purchaser, the Company shall execute and upon a written order in the form of an Officers’ Certificate of the Company the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Note, a new Note of like tenor and principal amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Note has become or will become within 30 days due and payable, the Company in its discretion may, instead of issuing a new Note, pay such Note.

(c) Upon the issuance of any new Note under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

(d) Every new Note issued pursuant to this Section in lieu of any mutilated, destroyed, lost or stolen Note shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes duly issued hereunder.

(e) The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

SECTION 3.09 Outstanding Notes.  (a) The Notes outstanding at any time are all Notes that have been authenticated by the Trustee except for (1) those cancelled by it, (2) those delivered to it for cancellation, (3) to the extent set forth in Sections 12.02 and 12.03, on or after the date on which the conditions set forth in Section 12.02 or 12.03 have been satisfied, those Notes theretofore authenticated and delivered by the Trustee hereunder and (4) those described in this Section 3.09 as not outstanding.  Subject to Section 3.15, a Note does not cease to be outstanding because the Company or one of its Affiliates holds the Note.

(b) If a Note is replaced or paid pursuant to Section 3.08, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a bona fide purchaser in whose hands such Note is a legal, valid and binding obligation of the Company.

(c) If the Paying Agent (other than the Company, a Subsidiary or an Affiliate of any thereof) holds, in its capacity as such, on any Maturity Date or on any optional Redemption Date, money sufficient to pay all accrued interest and principal with respect to the Notes payable on that date and is not prohibited from paying such money to the Holders thereof pursuant to the terms of this Indenture, then on and after that date such Notes cease to be outstanding and interest on them ceases to accrue.

SECTION 3.10 Computation of Interest.  (a)  Interest on the Notes shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

(b) For the purposes of the Interest Act (Canada) where any interest payable hereunder or under the Notes is expressed to be computed on the basis of a 360-day year of twelve 30-day months, the annual rate of interest to which such stated rate is equivalent is calculable by determining, on the following basis for the relevant period, the amount of interest accruing during such period and expressing such amount as a percentage of the outstanding principal multiplied by the number of days in such period and divided by the number of days in the year (being 365 or 366, as the case may be):

(1) for any complete calendar month in respect of which such rate is applicable, the stated rate

(A)	multiplied by the actual number of days in the year in which such month falls and divided by the actual number of days in the month, and

(B)	multiplied by 30 and divided by 360, and

(2) for any part of a calendar month in respect of which such rate is applicable, the stated rate multiplied by the actual number of days in any applicable year, being 365 or 366, as the case may be and divided by 360.

SECTION 3.11 Payment of Interest; Interest Rights Preserved.

(a) Interest on any Note which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Note (or one or more Predecessor Securities) is registered at the close of business on the regular record date for such interest.

(b) Any interest on any Note which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called “Defaulted Interest”) shall forthwith cease to be payable to the Holder on the relevant regular record date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in clause (1) or (2) of this Section 3.11(b):

(1) The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Notes (or their respective Predecessor Securities) are registered at the close of business on a special record date for the payment of such Defaulted Interest, which shall be fixed in the following manner.  The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided.  Thereupon the Trustee shall fix a special record date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment.  The Trustee shall promptly notify the Company of such special record date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the special record date therefor to be mailed, first-class postage prepaid, to each Holder at its address as it appears in the Security Register, not less than 10 days prior to such special record date.  Notice of the proposed payment of such Defaulted Interest and the special record date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Notes (or their respective Predecessor Securities) are registered at the close of business on such special record date and shall no longer be payable pursuant to clause (2) of this Section 3.11(b).

(2) The Company may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

(c) Subject to the foregoing provisions of this Section, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

SECTION 3.12 Persons Deemed Owners.  Prior to due presentment of a Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Note is registered as the owner of such Note for the purpose of receiving, subject to Section 3.11, payment of interest on such Note and for all other purposes whatsoever, whether or not such Note be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

SECTION 3.13 Cancellation.  All Notes surrendered for payment, redemption, registration of transfer or exchange or for credit against any offer to purchase pursuant to Section 10.09 or 10.13 shall, if surrendered to any Person (including the Security Registrar or the Paying Agent) other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it.  The Company shall deliver to the Trustee for cancellation any Notes previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Notes so delivered shall be promptly cancelled by the Trustee.  No Notes shall be authenticated in lieu of or in exchange for any Notes cancelled as provided in this Section, except as expressly permitted by this Indenture.  All cancelled Notes held by the Trustee shall be disposed of by the Trustee in accordance with its customary procedures and certification of their cancellation delivered to the Company.

SECTION 3.14 CUSIP or ISIN Numbers.  The Company in issuing the Notes may use “CUSIP” or “ISIN” numbers and, if so, the Trustee shall use CUSIP or ISIN numbers in notices of redemption and other notices to Holders as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption or other notice and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption or notice shall not be affected by any defect in or such omission of such numbers.  The Company shall promptly notify the Trustee in writing of any such CUSIP or ISIN number used by the Company in connection with the issuance of the Notes and of any change in the CUSIP or ISIN number.

SECTION 3.15 Treasury Notes.  In determining whether the Holders of the required aggregate principal amount of Notes have concurred in any declaration of acceleration or notice of default or direction, waiver or consent or any amendment, modification or other change to this Indenture, Notes owned by the Company or any Person directly or indirectly controlling or controlled by or under common control with the Company shall be disregarded as though they were not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such declaration, notice, direction, waiver or consent or any amendment, modification or other change to this Indenture, only Notes as to which the Trustee has received an Officers’ Certificate of the Company stating that such Notes are so owned shall be so disregarded.  Notes so owned which have been pledged in good faith shall not be disregarded if the pledgee established to the satisfaction of the Trustee the pledgee’s right so to act with respect to the Notes and that the pledgee is not the Company, a Guarantor, any other obligor on the Notes or any of their respective Affiliates.

ARTICLE IV

SATISFACTION AND DISCHARGE

SECTION 4.01 Satisfaction and Discharge of Indenture.

(a) This Indenture shall cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Notes herein expressly provided for), and the Trustee, upon a Company Order and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture (including, but not limited to, Article XII), when:

(1) either,

(A)
all Notes theretofore authenticated and delivered (other than Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.08 and Notes for whose payment money has theretofore been irrevocably deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(B)	all such Notes not theretofore delivered to the Trustee for cancellation,

(i) have become due and payable by reason of the making of a notice of redemption or otherwise,

(ii) will become due and payable within one year, or

(iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of subclause (i), (ii) or (iii) of this Section 4.01(a)(1)(B), has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose cash in U.S. Dollars, U.S. Government Securities or a combination thereof, in an amount sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of maturity or Redemption Date, as the case may be, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at the maturity or redemption, as the case may be;

(2) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(3) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

(b) Notwithstanding the first paragraph of this Section 4.01, the Company’s obligations under Sections 3.07, 3.08, 3.09, 6.06, 7.01, 10.14, 12.05 and 12.06 and if money shall have been deposited with the Trustee pursuant to subclause (B) of clause (a)(1) of this Section 4.01, the obligations of the Trustee under Section 4.02 shall survive until the Notes are no longer outstanding pursuant to the last paragraph of Section 3.09.  After the Notes are no longer outstanding, the Company’s obligations under Sections 6.06, 12.05 and 12.06 shall survive.

(c) In connection with any satisfaction and discharge of the Notes, any Collateral or other security which then secures the Notes will be automatically released.

(d) Notwithstanding any other provision in this Indenture, any Canadian judicial or governmental proceeding which results in the extinguishment of the Company’s obligations under the Notes will constitute a satisfaction and discharge of the Notes for purposes of this Indenture, which satisfaction and discharge will also constitute the satisfaction and discharge of the obligations of the Guarantors.

(e) Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company and the Guarantors under Section 6.06 shall survive.

SECTION 4.02 Application of Trust Money.  All money deposited with the Trustee pursuant to Section 4.01 shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal amount of, premium, if any, and interest payable on the Notes for whose payment such money has been deposited with the Trustee.

SECTION 4.03 Moneys Held by Paying Agent.

In connection with the satisfaction and discharge of this Indenture, all moneys then held by any Paying Agent under the provisions of this Indenture shall, upon written demand of the Company, be paid to the Trustee, or if sufficient moneys have been deposited pursuant to Section 12.04, to the Company upon a Company Request (or, if such moneys had been deposited by any Guarantors, to such Guarantors), and thereupon such Paying Agent shall be released from all further liability with respect to such moneys.

SECTION 4.04 Moneys Held by Trustee.

Any moneys deposited with the Trustee or any Paying Agent or then held by the Company or any Guarantor in trust for the payment of the principal of, or premium, if any, or interest on any Note that are not applied but remain unclaimed by the Holder of such Note for two years after the date upon which the principal of, or premium, if any, or interest on such Note shall have respectively become due and payable, shall be repaid to the Company (or, if appropriate, any Guarantor) upon a Company Request, or if such moneys are then held by the Company or any Guarantor in trust, such moneys shall be released from such trust; and the Holder of such Note entitled to receive such payment shall thereafter, as an unsecured general creditor, look only to the Company and any Guarantors for the payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money shall thereupon cease; provided, that the Trustee or any such Paying Agent, before being required to make any such repayment, may, at the expense of the Company and any Guarantors, either mail to each Holder affected, at the address shown in the Security Register of the Notes maintained by the Security Registrar pursuant to Section 7.02, or cause to be published once a week for two successive weeks, in a newspaper published in the English language, customarily published each Business Day and of general circulation in the City of New York, New York, a notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such mailing or publication, any unclaimed balance of such moneys then remaining will be repaid to the Company.  After payment to the Company or any Guarantor or the release of any money held in trust by the Company or any Guarantor, as the case may be, Holders entitled to the money must look only to the Company and any Guarantors for payment as general creditors unless applicable abandoned property law designates another Person.

ARTICLE V

REMEDIES

SECTION 5.01 Events of Default.

(a) “Event of Default”, wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1) default in the payment of any principal of, or premium, if any, on the Notes when due (whether at maturity, upon redemption or otherwise);

(2) default in the payment of any interest on any Note when due, which default continues for 30 days or more;

(3) default by the Company or any Restricted Subsidiary in the observance or performance of any other covenant in the Notes or this Indenture for 60 days after written notice from the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding, except in the case of a default in the observance or performance of Article VIII, Section 10.09 or Section 10.13, which shall constitute an Event of Default immediately upon such written notice and without any such passage of time requirement;

(4) failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Debt of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of such Debt if, in either case, the aggregate principal amount of such Debt together with the principal amount of any other Debt not paid at final maturity or which has been accelerated, aggregates $25,000,000 or more at any time and such Debt has not been discharged in full, or such acceleration has not been rescinded or annulled within 30 days after such final maturity or acceleration;

(5) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $25,000,000, in excess of amounts covered by insurance and as to which the insurer has acknowledged coverage, is rendered against the Company or any Restricted Subsidiary, and is not discharged or paid for any period of 60 consecutive days after such judgment or judgments become final during which a stay of enforcement is not in effect;

(6) the commencement of any Insolvency or Liquidation Proceeding with respect to the Company or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary);

(7) any of the Guarantees of a Significant Subsidiary that is a Guarantor (or any group of Subsidiaries that together would constitute a Significant Subsidiary) ceases to be in full force and effect or any of the Guarantees of a Significant Subsidiary that is a Guarantor (or any group of Subsidiaries that together would constitute a Significant Subsidiary) are declared to be null and void and unenforceable or any of the Guarantees of a Significant Subsidiary that is a Guarantor (or any group of Subsidiaries that together would constitute a Significant Subsidiary) are found to be invalid or any Significant Subsidiary that is a Guarantor (or any group of Subsidiaries that together would constitute a Significant Subsidiary) denies its liability under its Guarantee, in each case other than by reason of release of a Guarantee in accordance with the terms of this Indenture;

(8) (i) the Liens on any material portion of  the Collateral cease to be valid or enforceable, or the Company or any Guarantor shall assert that such Liens are invalid or unenforceable (in each case, other than in accordance with the terms of this Indenture or the terms of the Collateral Documents), or (ii) the Liens on any material portion of the Collateral shall cease to be perfected, or shall fail to have the priority contemplated by this Indenture, provided, that no Event of Default shall arise under this clause (8) (ii) until the same shall have continued for a period of 15 consecutive days; or

(9)  the failure by the Company or any Guarantor to comply with its agreements contained in the Collateral Documents for 60 days after written notice from the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding, except for a failure that would not be material to the Holders of the Notes and would not materially affect the value of the Collateral taken as a whole.

SECTION 5.02 Acceleration of Maturity; Rescission and Annulment.

(a) If an Event of Default (other than an Event of Default specified in Section 5.01(a)(6)) shall have occurred and be continuing, and if the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding by written notice to the Company and the Trustee so declares, the entire principal amount of all the Notes then outstanding plus accrued and unpaid interest to the date of acceleration shall become immediately due and payable; provided, that in case an Event of Default described in clause (6) of Section 5.01(a) occurs, the principal premium and interest amount with respect to all of the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the Holders.

(b) Notwithstanding clause (a) above, at any time after such a declaration of acceleration has been made (or an Event of Default specified in Section 5.01(a)(6) shall have occurred and be continuing) and before a judgment or decree based on such acceleration has been obtained by the Trustee as hereinafter in this Article V provided, the Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Company and the Trustee, may rescind and annul such declaration (or such Event of Default) and its consequences if:

(1) the Company has paid or deposited with the Trustee a sum sufficient to pay,

(A)	to the extent that payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration, and

(B)	the reasonable compensation owing to the Trustee hereunder and the reimbursement of expenses, disbursements and advances of the Trustee, its agents and counsel;

(C)	all other amounts due to the Trustee under the Priority Lien Documents;

(2) all Events of Default, other than the non-payment of the principal, premium, if any, or interest which has become due solely because of such declaration of acceleration, have been cured or waived as provided in Section 5.13; and

(3) in the event of the cure or waiver of an Event of Default of the type specified in Section 5.01(a)(6), the Trustee shall have received an Officers' Certificate and an Opinion of Counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

SECTION 5.03 Other Remedies.  If an Event of Default occurs and is continuing, subject to the provisions contained in the Intercreditor Agreement and the Collateral Trust Agreement, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, or premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding.  A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default.  No remedy is exclusive of any other remedy.  All available remedies are cumulative to the extent permitted by law.  Any costs associated with actions taken by the Trustee under this Section 5.03 shall be reimbursed to the Trustee by the Company.

SECTION 5.04 Collection of Indebtedness and Suits For Enforcement by Trustee.

(a) The Company covenants that if,

(1) default is made in the payment of any interest on any Note when such interest becomes due and payable and such default continues for a period of 30 days, or

(2) default is made in the payment of the principal amount of (or premium, if any, on) any Note at the Maturity Date thereof or, with respect to any Note required to have been purchased pursuant to an offer to purchase made by the Company, at the required date of purchase thereof and the Redemption Date, the Company will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Notes, the whole amount then due and payable on such Notes for principal amount at maturity (and premium, if any) and interest, and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue interest, at the rate provided by the Notes, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

(b) If the Company fails to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any Guarantor and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any Guarantor, wherever situated.

(c) If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

SECTION 5.05 Trustee May File Proofs of Claim.

(a) In case of any judicial proceeding relative to the Company or any Guarantor, its property or its creditors, the Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions in order to have claims of the Holders and the Trustee allowed in any such proceeding.  In particular, the Trustee shall be authorized to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 6.06.

(b) No provision of this Indenture or any other Priority Lien Documents shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

SECTION 5.06 Trustee May Enforce Claims Without Possession of Notes.  All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Notes in respect of which such judgment has been recovered.

SECTION 5.07 Application of Money Collected.  Subject to Article XII, and subject to the provisions contained in the Intercreditor Agreement and the Collateral Trust Agreement, any money or property collected by the Trustee pursuant to this Article V, shall be applied in the following order, at the date or dates (including record dates) fixed by the Trustee and, in case of the distribution of such money on account of the principal amount of, premium, if any, and interest, upon presentation of the Notes and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST:	To the payment of all amounts due the Trustee under Section 6.06 and any other amounts due to the Trustee under the Priority Lien Documents; and

SECOND:
to Holders for amounts due and unpaid on the Notes for principal, premium, if any, and interest as to each, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes; and

THIRD:	to the Company or, to the extent the Trustee collects any amount from any Guarantor, to such Guarantor.

SECTION 5.08 Limitation On Suits.  Subject to Section 5.16, no Holder of any Note shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

(a) such Holder has previously given written notice to the Trustee of a continuing Event of Default;

(b) the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(c) such Holder or Holders have offered to the Trustee indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

(d) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(e) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of the Notes then outstanding;

it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all the Holders.

SECTION 5.09 Restoration of Rights and Remedies.  If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

SECTION 5.10 Rights and Remedies Cumulative.  Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 3.08, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.  The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 5.11 Delay or Omission Not Waiver.  No delay or omission of the Trustee or of any Holder of any Note to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein.  Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

SECTION 5.12 Control by Holders.  The Holders of a majority in aggregate principal amount of the Notes outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee by this Indenture and other Priority Lien Documents.  The Trustee, however, may refuse to follow any direction that conflicts with law, this Indenture or the other Priority Lien Documents or that the Trustee determines may be unduly prejudicial to the rights of another Holder not taking part in such direction, and the Trustee shall have the right to decline to follow any such direction if the Trustee, being advised by counsel, determines that the action so directed may not lawfully be taken or if the Trustee in good faith shall, by a Responsible Officer, determine that the proceedings so directed may involve it in personal liability; provided, that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

SECTION 5.13 Waiver of Past Defaults and Events of Default.  Subject to Sections 5.02, 5.08 and 9.02, the Holders of a majority in aggregate principal amount of the Notes then outstanding by written notice to the Trustee have the right to waive any existing Default or Event of Default or compliance with any provision of this Indenture, the Notes or any of the Collateral Documents.  The Company shall deliver to the Trustee an Officers’ Certificate stating that the requisite percentage of Holders has consented to such waiver.  Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; provided, that no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

SECTION 5.14 Undertaking For Costs.  In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit, and may assess costs against any such party litigant; provided, that this Section shall not be deemed to authorize any court to require such an undertaking or to make such an assessment in any suit instituted by the Company or the Trustee.  This Section 5.14 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 5.16 or a suit by Holders of more than 10% in aggregate principal amount of the Notes then outstanding.

SECTION 5.15 Waiver of Stay, Extension or Usury Laws.  Each of the Company and the Guarantors covenants (to the extent that they may lawfully do so) that they will not at any time insist upon, or plead (as a defense or otherwise), or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law, wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture or which would prohibit or forgive the Company and any Guarantors from paying all or any portion of the principal of, premium, if any, and/or interest on the Notes as contemplated herein; and the Company and any Guarantors (to the extent that they may lawfully do so) hereby expressly waive all benefit or advantage of any such law and covenant that they will not hinder, delay or impede the execution of any power herein granted to the Trustee, but they will suffer and permit the execution of every such power as though no such law had been enacted.

SECTION 5.16 Rights of Holders to Receive Payment.  Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal of, or premium, (if any), and interest on such Note on or after the respective due dates expressed on such Note, or to bring suit for the enforcement of any such payment on or after such respective dates, is absolute and unconditional and shall not be impaired or affected without the consent of such Holder.

SECTION 5.17 Collection Suit by Trustee.  If an Event of Default in payment of principal, premium or interest specified in clause (1) or (2) of Section 5.01(a) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company or any Guarantor for the whole amount of unpaid principal and accrued interest remaining unpaid, together with interest on overdue principal and, to the extent that payment of such interest is lawful, interest on overdue installments of interest, in each case at the rate set forth in the Notes, and such further amounts as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

ARTICLE VI

THE TRUSTEE

SECTION 6.01 Duties of Trustee.

(a) If an Event of Default actually known to a Responsible Officer of the Trustee has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the same circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default:

(1) The Trustee need perform only those duties that are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture or any other Priority Lien Document against the Trustee.

(2) In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture but, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform on their face to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations, the accuracy of the signatures or other facts stated therein).

(c) The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(1) This paragraph does not limit the effect of paragraph (b) of this Section 6.01.

(2) The Trustee shall not be liable for any error of judgment made in good faith, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

(3) The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to the terms of Sections 5.12 and 5.13, or exercising any trust or power conferred upon the Trustee under this Indenture or any other Priority Lien Documents.

(4) No provision of this Indenture or any other Priority Lien Documents shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its rights, powers or duties if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity satisfactory to it against such risk or liability is not reasonably assured to it.

(d) Whether or not therein expressly so provided, paragraphs (a), (b) and (c) of this Section 6.01 shall govern every provision of this Indenture or any other Priority Lien Documents that in any way relates to the Trustee.

(e) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company or any Guarantor.  Money held in trust by the Trustee need not be segregated from other funds except to the extent required by applicable law.

SECTION 6.02 Rights of Trustee.

Subject to Section 6.01:

(a) The Trustee may conclusively rely and shall be protected from acting upon any resolution, certificate, statement, instruction, opinion, report, notice, request, direction, consent, order, bond or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper person or persons.  The Trustee need not investigate any fact or matter stated in any such document.

(b) Any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution.

(c) Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel, or both, which shall conform in all material respects to the provisions of Section 1.02.  The Trustee shall be protected and shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion.

(d) The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed by it with due care.

(e) The Trustee shall not be liable for any action it takes, suffers or omits to take in good faith which it reasonably believes to be authorized or within its rights or powers.

(f) The Trustee may consult with counsel of its selection, which may include counsel to the Company or the Guarantors, and the advice or opinion of such counsel as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(g) Whenever in the administration of this Indenture or the other Priority Lien Documents, the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder or thereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers’ Certificate.

(h) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, coupon or other paper or document.

(i) The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless the Trustee shall have received written notice thereof at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture.  As used herein, the term “actual knowledge” means the actual fact or statement of knowing, without any duty to make any investigation with regard thereto.

(j) The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder or under any other Priority Lien Documents.

(k) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture or under any other Priority Lien Documents at the request, order or direction of any of the Holders, pursuant to the provisions of this Indenture or any other Priority Lien Documents, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against any loss, liability, cost or expense which may be incurred therein or thereby.

(l) The Trustee shall not be responsible for any information contained in any notice provided to the Trustee by the Company for distribution to the Holders.

(m) It is understood that the relevant rights, powers, benefits, immunities and indemnities of or in favor of the Trustee under this Indenture shall apply and be available to the Trustee in respect of the various capacities in which it acts under this Indenture.

SECTION 6.03 Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may make loans to, accept deposits from, perform services for or otherwise deal with the either of the Company or any Guarantor, or any Affiliates thereof, with the same rights it would have if it were not Trustee.  Any Agent may do the same with like rights.  The Trustee, however, shall be subject to Sections 6.09 and 6.11.

SECTION 6.04 Trustee’s Disclaimer.

(a) The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture, the Notes, any Guarantee, or any other Priority Lien Documents or any Liens purported to be created thereby, it shall not be accountable for the Company’s or any Guarantor’s use of the proceeds from the sale of Notes or any money paid to the Company or any Guarantor pursuant to the terms of this Indenture and it shall not be responsible for any statement in the Notes, any Guarantee, this Indenture or any other Priority Lien Documents other than the Trustee’s certificate of authentication.

(b) Notwithstanding anything to the contrary in this Indenture or any other Priority Lien Document, in no event shall the Trustee be responsible for, or have any duty or obligation with respect to, the recording, filing, registering, perfection, protection or maintenance of the security interests or Liens intended to be created by this Indenture or the other Priority Lien Documents (including without limitation the filing or continuation of any UCC financing or continuation statements or similar documents or instruments), nor shall the Trustee be responsible for, and the Trustee makes no representation regarding, the validity, effectiveness or priority of this Indenture or any of the other Priority Lien Documents or the security interests or Liens intended to be created thereby.

SECTION 6.05 Notice of Defaults.

If a Default occurs and is continuing and if the Trustee has actual knowledge of such Default, the Trustee shall mail to each Holder, as their names and addresses appear in the Security Register, notice of the Default within 90 days after the Trustee obtains such actual knowledge unless such Default shall have been cured or waived.  Except in the case of a Default in payment of the principal of, or premium, if any, or interest on any Note or a Default in the observance or performance of any of the obligations of the Company under Article V, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the best interest of the Holders.

SECTION 6.06 Compensation and Indemnity.

(a) The Company and any Guarantors shall pay to the Trustee and each Agent from time to time such compensation as shall be agreed in writing between the Company and the Trustee or such Agent, as the case may be, for its services hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust).  The Company and any Guarantors shall reimburse the Trustee and each Agent upon request for all reasonable disbursements, expenses and advances incurred or made by it in connection with its duties under this Indenture or any other Priority Lien Documents, including the reasonable compensation, disbursements and expenses of the Trustee’s agents and counsel.

(b) The Company and any Guarantors shall indemnify each of the Trustee and any predecessor Trustee and each Agent for, and hold each of them harmless against, any and all losses, damages, claims, liabilities or expenses, including without limitation taxes (other than taxes based on the income of the Trustee or such Agent) and reasonable attorneys’ fees and expenses incurred by each of them in connection with the acceptance or performance of its duties under this Indenture and the other Priority Lien Documents to which it is a party including the reasonable costs and expenses of defending itself against any claim (whether asserted by the Company, a Guarantor, a Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder or thereunder (including, without limitation, settlement costs).  The Company and any Guarantor need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld.  The Trustee or Agent, as the case may be, shall notify the Company and any Guarantors in writing promptly of any claim asserted against the Trustee or such Agent for which it may seek indemnity.  However, the failure by the Trustee or such Agent to so notify the Company and any Guarantors shall not relieve the Company and any Guarantors of their obligations hereunder.

Notwithstanding the foregoing, the Company and any Guarantors need not reimburse the Trustee or any Agent for any expense or indemnify it against any loss or liability incurred by the Trustee or such Agent, as the case may be, resulting from its own negligence, willful misconduct or bad faith.  To secure the payment obligations of the Company and any Guarantors in this Section 6.06, the Trustee shall have a lien prior to the Notes on all money or property held or collected by the Trustee except such money or property held in trust to pay principal of and interest on particular Notes.  The obligations of the Company and any Guarantors under this Section 6.06 to compensate and indemnify the Trustee and each predecessor Trustee and to pay or reimburse the Trustee and each predecessor Trustee for expenses, disbursements and advances shall be joint and several liabilities of the Company and any Guarantors and shall survive the resignation or removal of the Trustee and the satisfaction, discharge or other termination of this Indenture, including any termination or rejection hereof under any Bankruptcy Law.

When the Trustee incurs expenses (including reasonable fees and expenses of its agents and counsel) or renders services after an Event of Default specified in clause (6) of Section 5.01(a) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

SECTION 6.07 Replacement of Trustee.

(a) The Trustee may resign by so notifying the Company in writing.  The Holders of a majority in aggregate principal amount of the outstanding Notes may remove the Trustee by notifying the Company and the removed Trustee in writing and may appoint a successor Trustee with the Company’s written consent, which consent shall not be unreasonably withheld.  The Company may remove the Trustee at its election if:

(i) the Trustee fails to comply with Section 6.09;

(ii) the Trustee is adjudged a bankrupt or an insolvent;

(iii) a receiver or other public officer takes charge of the Trustee or its property; or

(iv) the Trustee otherwise becomes incapable of performing its duties hereunder.

(b) If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall notify the Holders of such event and shall promptly appoint a successor Trustee.  Within one year after such successor Trustee takes office, the Holders of a majority in aggregate principal amount of the Notes then outstanding may appoint a successor Trustee to replace such successor Trustee appointed by the Company.

(c) If a successor Trustee does not take office within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of a majority in principal amount of the outstanding Notes may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee.

(d) If the Trustee fails to comply with Section 6.09, any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(e) A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company.  Immediately following such delivery, the retiring Trustee shall, subject to its rights under Section 6.06, transfer all property held by it as Trustee to the successor Trustee, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture and any other Priority Lien Documents to which it is a party.  A successor Trustee shall mail notice of its succession to each Holder.  Notwithstanding replacement of the Trustee pursuant to this Section 6.07, the Company’s and any Guarantor’s obligations under Section 6.06 shall continue for the benefit of the retiring Trustee.  No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

SECTION 6.08 Successor Trustee by Consolidation, Merger, Etc.

If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust assets to, another corporation, subject to Section 6.09, the successor corporation without any further act shall be the successor Trustee; provided, that such entity shall be otherwise qualified and eligible under this Article VI.  In case any Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Trustee had itself authenticated such Notes.

SECTION 6.09 Corporate Trustee Required; Eligibility.

This Indenture shall always have a Trustee.  The Trustee shall have a combined capital and surplus of at least US$100,000,000 as set forth in the most recent applicable published annual report of condition.  If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

SECTION 6.10 Paying Agents.

The Company shall cause each Paying Agent other than the Trustee to execute and deliver to it and the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 6.10:

(i) that it will hold all sums held by it as agent for the payment of principal of, or premium, if any, or interest on, the Notes (whether such sums have been paid to it by the Company, any Guarantor or by any other obligor on the Notes) in trust for the benefit of Holders of the Notes or the Trustee;

(ii) that it will at any time during the continuance of any Event of Default, upon written request from the Trustee, deliver to the Trustee all sums so held in trust by it together with a full accounting thereof; and

(iii) that it will give the Trustee written notice within three Business Days of any failure of the Company, any Guarantor or by any obligor on the Notes in the payment of any installment of the principal of, premium, if any, or interest on, the Notes when the same shall be due and payable.

SECTION 6.11 Disqualification: Conflicting Interests.  If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture.

SECTION 6.12 Appointment of Authenticating Agent.  (a)  The Trustee may appoint an Authenticating Agent or Agents which shall be authorized to act on behalf of the Trustee to authenticate Notes issued upon original issue and upon exchange, registration of transfer, partial conversion or partial redemption or pursuant to Section 3.08, and Notes so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder.  Wherever reference is made in this Indenture to the authentication and delivery of Notes by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent.  Each Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation organized and doing business under the laws of any of the states of the United States or the District of Columbia authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by Federal or State authority.  If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published.  If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions to this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

(b) Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to all or substantially all the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation shall otherwise be eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

(c) An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company.  The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company.  Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall mail written notice of such appointment by first-class mail, postage prepaid, to all Holders as their names and addresses appear in the Security Register.  Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent.  No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

(d) The Company agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section.

(e) If an appointment is made pursuant to this Section, the Notes may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternative certificate of authentication in the following form:

“This is one of the Notes described in the within-mentioned Indenture.

WILMINGTON TRUST FSB, as Trustee By: As Authenticating Agent
By: Authorized Signatory”

ARTICLE VII

HOLDERS’ LISTS

SECTION 7.01 Company to Furnish Trustee Names and Addresses of Holders.  If the Trustee is not the Security Registrar, the Company will furnish or cause to be furnished to the Trustee:

(a) at least five Business Days before each Interest Payment Date; and

(b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request,

a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders.

SECTION 7.02 Preservation of Information; Communications to Holders.  The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 7.01 and the names and addresses of Holders received by the Trustee in its capacity as Security Registrar.  As the Security Registrar, the Trustee will maintain the list in the form of the Security Register.  The Trustee may destroy any list furnished to it as provided in Section 7.01 upon receipt of a new list so furnished.

ARTICLE VIII

AMALGAMATIONS, MERGERS, CONSOLIDATIONS

AND CERTAIN SALES AND PURCHASES OF ASSETS

SECTION 8.01 The Company May Consolidate, Etc.  Only On Certain Terms.

(a) The Company shall not, and shall not cause or permit any of its Restricted Subsidiaries to, consolidate with, amalgamate with, merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company (determined on a consolidated basis for the Company and its Restricted Subsidiaries) in one transaction or a series of related transactions to, any Person unless:

(1) (A)  the Company or such Restricted Subsidiary, as the case may be, shall be the continuing Person, (B) in the case of a Restricted Subsidiary, the Person is also a Restricted Subsidiary, and one of the Restricted Subsidiaries is the continuing Person, or (C) the Person formed by such consolidation or amalgamation (if other than the Company or such Restricted Subsidiary) or into which the Company or such Restricted Subsidiary, as the case may be, is merged or assigned, transferred, leased, conveyed or otherwise disposed of shall be an entity organized and existing under the laws of the United States or any State thereof or the District of Columbia or the laws of Canada or any province or territory thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company or such Restricted Subsidiary, as the case may be, under this Indenture, the Notes, any Guarantee, the Collateral Documents and other Priority Lien Documents, as the case may be, and the obligations thereunder shall remain in full force and effect;

(2) immediately before and immediately after giving effect to such transaction (including, without limitation, giving effect to any Debt and Acquired Debt incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction on a pro forma basis the Company or such Person (A) could incur at least US$1.00 of additional Debt (other than Permitted Debt) pursuant to Section 10.05 or (B) shall have a Consolidated Fixed Charge Coverage Ratio that is greater than or equal to the Consolidated Fixed Charge Coverage Ratio of the Company immediately prior to such transaction; provided, that the Company or a Guarantor may merge into or amalgamate with or sell all or substantially all of its assets to the Company or another Guarantor, as the case may be, without complying with clause (2) above or this clause (3); and

(4) the Collateral transferred to the continuing Person (a) will continue to constitute Collateral under this Indenture and the Collateral Documents and (b) will be subject to the Lien in favor of the Collateral Trustee for the benefit of the Trustee and the Holders of the Notes.

(b) In connection with any consolidation, merger, amalgamation or transfer of assets contemplated by this Section 8.01, prior to the closing of any such transaction, the Company shall deliver, or cause to be delivered, to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent provided for in this Indenture relating to such transaction or transactions have been complied with.

(c) For purposes of clauses (a) and (b) of this Section 8.01, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

(d) Upon any consolidation, amalgamation or merger, or any transfer of all or substantially all of the assets of the Company or any Restricted Subsidiary in accordance with the foregoing (in any such case, a “Merger”), the successor Person formed by such consolidation or amalgamation or into which the Company or a Restricted Subsidiary is merged or to which such transfer is made will succeed to, and be substituted for, and may exercise every right and power of, the Company or such Restricted Subsidiary under this Indenture and the Notes with the same effect as if such successor Person had been named as the Company or such Restricted Subsidiary in this Indenture and the Notes, and thereafter the predecessor Person will have no continuing obligations under this Indenture (and, for greater certainty, such change shall not in any way constitute or be deemed to constitute a novation, discharge, rescission, extinguishment or substitution of the existing indebtedness and any indebtedness so effected shall continue to be the same obligation and not a new obligation).

(e) The restrictions of this Article VIII shall not apply to any transaction involving a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction.  In addition, notwithstanding the foregoing, (1) any Guarantor may merge into, consolidate with, or amalgamate with the Company or any other Guarantor and (2) Norske Skog Canada Services (Hungary) Limited Liability Company may be liquidated at any time (so long as any assets owned by such entity which constitute Collateral remain Collateral following any such liquidation).

ARTICLE IX

AMENDMENTS, SUPPLEMENTS AND WAIVERS

SECTION 9.01 Without Consent of Holders.  The Company and any Guarantors, when authorized by a Board Resolution of each of them, and the Trustee and Collateral Trustee, when an Officers’ Certificate and Opinion of Counsel complying with Section 9.05 are provided stating that such amendment or supplement complies with the provisions of this Section 9.01, may amend, waive or supplement this Indenture, the Notes, the Collateral Documents or any other Priority Lien Documents without notice to or consent of any Holder:

(i) in accordance with Section 8.01;

(ii) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(iii) to cure any ambiguity, defect or inconsistency;

(iv) to add a Guarantor, or add covenants or add Collateral or designate Collateral as Notes Priority Lien Collateral, in each case for the benefit of the Holders, or surrender any right or power conferred on the Company or a Guarantor, or make any change that would provide any additional rights or benefits to the Holders;

(v) to provide for the assumption of the Company’s or a Guarantor’s obligations to Holders in the event of a merger, amalgamation or consolidation in accordance with the terms of this Indenture;

(vi) to make any other change that does not adversely affect the rights of any Holders in any material respect;

(vii) to comply with any requirements of the Commission or make other changes requested by the Commission or necessary to comply with Commission rules and regulations;

(viii) to conform the text of this Indenture, the Notes, or any other Priority Lien Document to any provision of the “Description of the Notes” contained in the Amended and Restated Offering Memorandum and Consent Solicitation, dated as of February 16, 2010, to the extent that such provision in the Description of Notes was intended by the Company to be a verbatim recitation of any such text, which intention shall be evidenced by an Officers’ Certificate of the Company;

(ix) to provide for the release or addition of Collateral or Guarantees in accordance with the terms of this Indenture and the Collateral Documents; or

(x) to appoint a successor trustee, in the event that the Trustee is disqualified from acting or ineligible to act as such because of a conflict of interest, provided, that, the successor trustee be otherwise qualified and eligible to act as such under Article VI.

The Trustee and the Collateral Trustee are hereby authorized to join with the Company and any Guarantors in the execution of any supplemental indenture or supplemental agreement authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations which may be therein contained, but the Trustee and the Collateral Trustee shall not be obligated to enter into any such supplemental indenture or supplemental agreement which adversely affects its own rights, duties or immunities under this Indenture or other Priority Lien Documents.

After an amendment, supplement or waiver under this Section 9.01 becomes effective, the Company shall mail to the Holders a notice briefly describing the amendment, supplement or waiver.

SECTION 9.02 With Consent of Holders.  The Company (when authorized by a Board Resolution) and any Guarantors (when authorized by a Board Resolution) may, subject to Section 9.05, direct the Trustee and/or the Collateral Trustee to modify or supplement this Indenture, the Guarantees, the Collateral Documents, the Notes and/or other Priority Lien Documents with the written consent of the Holders of at least a majority in aggregate principal amount of the outstanding Notes.  Subject to Sections 5.12 and 5.13, the Holders of not less than a majority in aggregate principal amount of the outstanding Notes may waive compliance in a particular instance by the Company or any Guarantor with any provision of this Indenture, the Notes or other Priority Lien Documents.  Subject to Section 9.03 and notwithstanding anything to the contrary contained herein, without the consent of each Holder affected, any such amendment, modification, supplement or waiver, including a waiver pursuant to Section 5.13, may not:

(i) reduce the amount of Notes whose Holders must consent to an amendment, supplement or waiver of this Indenture, the Guarantees, the Collateral Documents, the Notes and/or other Priority Lien Documents;

(ii) reduce the rate of, change the method of calculation of or change the time for payment of interest, including Defaulted Interest, on any Note;

(iii) reduce the principal of or premium on or change the stated maturity of any Note or change the date on which any Notes may be subject to redemption or repurchase or reduce the redemption or repurchase price therefor;

(iv) make any Note payable in money other than that stated in the Note;

(v) waive a default on the payment of the principal of, interest on, or redemption payment with respect to any Note (except a rescission of acceleration of the Notes in accordance with the terms of this Indenture or a waiver of the payment default that resulted from such acceleration in accordance with the terms of this Indenture);

(vi) make any change in provisions of this Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in aggregate principal amount of Notes to waive Defaults or Events of Default related thereto;

(vii) amend, change or modify in any material respect the obligation of the Company to make and consummate an Excess Proceeds Offer pursuant to Section 10.09 or modify in any material respect any of the provisions or definitions with respect thereto;

(viii) modify or change any provision of this Indenture, the Guarantees, the Collateral Documents, the Notes and/or other Priority Lien Documents or the related definitions affecting the ranking of the Notes or any Guarantee as senior indebtedness in a manner which adversely affects the Holders; or

(ix) release any Guarantor from any of its obligations under its Guarantee or this Indenture otherwise than in accordance with the terms of this Indenture.

In addition, without the consent of the Holders of at least two thirds in aggregate principal amount of the Notes then outstanding, no amendment, supplement, modification or waiver may release all or substantially all of the Collateral from the Lien of this Indenture and the Collateral Documents unless the sale, release or transfer of such Collateral is otherwise permitted under the terms of this Indenture.

After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Company shall mail to the Holders a notice briefly describing the amendment, supplement or waiver.

Upon the written request of the Company, accompanied by a Board Resolution authorizing the execution of any such supplemental indenture or supplemental agreement, and upon the receipt by the Trustee and the Collateral Trustee of evidence reasonably satisfactory to the Trustee and the Collateral Trustee of the consent of the Holders as aforesaid and upon receipt by the Trustee and the Collateral Trustee of the documents described in Section 9.05, the Trustee and the Collateral Trustee shall join with the Company and any Guarantors in the execution of such supplemental indenture or supplemental agreement unless such supplemental indenture or supplemental agreement affects the Trustee’s or the Collateral Trustee’s own rights, duties or immunities under this Indenture and other Priority Lien Documents, in which case the Trustee or the Collateral Trustee, as the case may be, may, but shall not be obligated to, enter into such supplemental indenture or supplemental agreement.

It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

SECTION 9.03 Revocation And Effect Of Consents.  Until an amendment, supplement, waiver or other action becomes effective, a consent to it by a Holder is a continuing consent conclusive and binding upon such Holder and every subsequent Holder of the same Note or portion thereof, and of any Note issued upon the transfer thereof or in exchange therefor or in place thereof, even if notation of the consent is not made on any such Note.  Any such Holder or subsequent Holder, however, may revoke the consent as to its Note or portion of a Note, if the Trustee receives the written notice of revocation before the date the amendment, supplement, waiver or other action becomes effective.

The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement, or waiver.  If a record date is fixed, then, notwithstanding the preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only such Persons, shall be entitled to consent to such amendment, supplement, or waiver or to revoke any consent previously given, whether or not such Persons continue to be Holders after such record date.  No such consent shall be valid or effective for more than 120 days after such record date unless the consent of the requisite number of Holders has been obtained.

An amendment, supplement, waiver or other action becomes effective in accordance with its terms and thereafter shall bind every Holder, unless it makes a change described in any of clauses (i) through (ix) of Section 9.02.  In that case, the amendment, supplement, waiver or other action shall bind each Holder who has consented to it and every subsequent Holder or portion of a Note that evidences the same debt as the consenting Holder’s Note.

SECTION 9.04 Notation On Or Exchange Of Notes.  If an amendment, supplement, or waiver changes the terms of a Note, the Trustee (in accordance with the specific written direction of the Company) shall request the Holder of the Note (in accordance with the specific written direction of the Company) to deliver it to the Trustee.  In such case, the Trustee shall at the expense of the Company place an appropriate notation on the Note about the changed terms and return it to the Holder.  Alternatively, if the Company so determines, the Company in exchange for the Note shall issue, any Guarantors shall endorse and the Trustee shall authenticate, a new Note that reflects the changed terms.  Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

SECTION 9.05 Trustee and Collateral Trustee To Sign Amendments, Etc.  The Trustee and the Collateral Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article IX if the amendment, supplement or waiver does not adversely affect the rights, duties, liabilities or immunities of the Trustee and the Collateral Trustee.  If it does, the Trustee and the Collateral Trustee may, but need not, sign it.  In signing or refusing to sign such amendment, supplement or waiver the Trustee and the Collateral Trustee shall be entitled to receive and, subject to Sections 6.01 and 6.02, shall be fully protected in relying upon an Officers’ Certificate and an Opinion of Counsel each stating, in addition to the matters required by Section 1.02, that such amendment, supplement or waiver complies with the terms of and is authorized or permitted by this Indenture and the other Priority Lien Documents and is a legal, valid and binding obligation of the Company and any Guarantors, enforceable against the Company and any Guarantors in accordance with its terms (subject to customary exceptions).

SECTION 9.06 Effect Of Supplemental Indentures.  Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Notes theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

SECTION 9.07 Reference In Notes To Supplemental Indentures.  Notes authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture.  If the Company shall so determine, new Notes so modified as to conform, in the opinion of the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for outstanding Notes.

ARTICLE X

COVENANTS

SECTION 10.01 Payment Of Notes.  The Company shall pay the principal of and interest on the Notes on the dates and in the manner provided in the Notes and this Indenture.  An installment of principal or interest shall be considered paid on the date it is due if the Trustee or Paying Agent (if other than the Company, a Subsidiary of the Company or any Guarantor) holds on that date money designated for and sufficient to pay such installment.

The Company shall pay interest on overdue principal (including post-petition interest in a proceeding under any Bankruptcy Law), and overdue installments of interest, to the extent lawful, at the rate specified in the Notes.

SECTION 10.02 Reports To Holders.  So long as any Notes are outstanding:

(a) if the Company is subject to the reporting requirements under the securities laws of Canada and is required to file information with one or more securities commissions in Canada (the "Canadian Commissions"), the Company will furnish to the Trustee (and the Holders of the Notes and, upon request, beneficial owners of the Notes), as promptly as practicable after such information has been filed:

(1) all quarterly and annual financial information that the Company would be required to file (on or before the date that such financial information would be required to be filed for the applicable quarter or year) with the Canadian Commissions as if it were a reporting issuer under the securities laws of Canada or the Province of British Columbia, including in each case a "Management's Discussion and Analysis" and with respect to annual information only, a report on the Company's annual financial statements by the Company's independent chartered accountants; and

(2) all material change reports that the Company would be required to file with the Canadian Commissions, as if it were a reporting issuer under the securities laws of Canada or the Province of British Columbia; and

(b) if the Company is not subject to the reporting requirements under the securities laws of Canada or the Province of British Columbia or is otherwise not required to file information with the Canadian Commissions, the Company will furnish to the Trustee and, upon request, to beneficial owners of the Notes and prospective investors in the Notes a copy of all the financial information and reports required to be delivered in subclauses (1) and (2) of clause (a) above, on or before the date such financial information would have been required to be filed for the applicable quarter or year if it were so subject to such securities laws.

In addition, the Company will furnish to the Holders of the Notes and to prospective investors, upon request, any information required to be delivered under Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

Notwithstanding anything herein to the contrary, the Company will be deemed not to have failed to comply with any of its agreements hereunder for purposes of Section 5.01(a)(3) herein until 45 days after the date any report hereunder is required to be furnished to the Trustee pursuant to this Section 10.02.  Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

SECTION 10.03 Compliance Certificate.

(a) The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, commencing with the fiscal year ending December 31, 2009, of the Company and on or before 60 days after the end of the first, second and third quarters of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during such fiscal year or fiscal quarter, as the case may be, has been made under the supervision of the signing Officers with a view to determining whether the Company and each Guarantor has kept, observed, performed and fulfilled their obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge, the Company and each Guarantor has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action they are taking or propose to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company and any Guarantors are taking or propose to take with respect thereto.

(b) The Company and any Guarantors shall, so long as any of the Notes are outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company and any Guarantors are taking or propose to take with respect thereto.

(c) The Company’s fiscal year currently ends on December 31.  The Company will promptly provide written notice to the Trustee of any change in its fiscal year.

SECTION 10.04 Taxes.  The Company and any Guarantors shall, and shall cause each of their Subsidiaries to, pay prior to delinquency all material taxes, assessments, and governmental levies except as contested by appropriate proceedings.

SECTION 10.05 Limitation On Additional Debt.  (a)  The Company shall not, and shall not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, incur any Debt (including, without limitation, any Acquired Debt), except Permitted Debt and except that, if no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Debt, the Company or any Restricted Subsidiary may incur Debt (including any Acquired Debt) if the Company’s Consolidated Fixed Charge Coverage Ratio is at least 2.0 to 1.  Even if the Company’s Consolidated Fixed Charge Coverage Ratio is less than 2.0 to 1, the Company and its Restricted Subsidiaries may incur Permitted Debt.

(b) For purposes of determining compliance with this Section 10.05, in the event that an item of Debt meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (20) of the definition thereof or is entitled to be incurred pursuant to the first paragraph of this Section 10.05 (other than debt outstanding under the Credit Facilities on the date on which the Notes are first issued under this Indenture, which shall be treated as incurred pursuant to clause (1) of the definition of “Permitted Debt”), the Company shall classify (and subsequently may reclassify one or more times) such Debt in its sole discretion, and such item of Debt will, upon such classification or reclassification, as the case may be, be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph of this Section 10.05.  In addition, Debt may be incurred in reliance in part on one clause in the definition of “Permitted Debt” (or the first paragraph of this covenant) and in part in reliance on another clause in the definition of “Permitted Debt” (or the first paragraph of this covenant).  Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Debt, in each case in accordance with the terms of the underlying Debt at its time of incurrence by the Company or a Restricted Subsidiary, as the case may be, will not be deemed to be an incurrence of Debt for purposes of this Section 10.05; provided, that the underlying Debt is incurred in accordance with the terms of this Indenture.  Any increase in the Canadian dollar equivalent of outstanding Debt of the Company or any of its Restricted Subsidiaries denominated in a currency other than Canadian dollars resulting from fluctuations in the exchange values of currencies shall not be deemed to be an incurrence of Debt for purposes of this Section 10.05; provided, that the amount of Debt of the Company outstanding at any time for purposes of covenant compliance shall be the Canadian dollar equivalent of all such Debt of the Company outstanding at such time.  Any incurrence of Debt which complied with this Indenture at the time incurred shall be deemed not to violate this Indenture if the amount of Debt incurred later changes as a result of currency fluctuation.

(c) This Indenture shall not treat (1) unsecured Debt as subordinated or junior to secured Debt merely because it is unsecured or (2) senior Debt as subordinated or junior to any other senior Debt merely because it has a junior priority with respect to the same collateral.

SECTION 10.06 Limitation On Restricted Payments.  (a) The Company shall not make, and shall not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, make, any Restricted Payment, unless:

(1) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

(2) immediately after giving pro forma effect to such Restricted Payment, the Company could incur US$1.00 of additional Debt (other than Permitted Debt) pursuant to Section 10.05; and

(3) immediately after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments declared or made after the Issue Date does not exceed the sum (without duplication) of:

(A)
50% of the Company’s cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) for the period beginning January 1, 2010 and ending on the last day of the fiscal quarter immediately preceding the date of such proposed Restricted Payment (treating such period as a single accounting period); plus

(B)
100% of the aggregate net cash proceeds (together with the Fair Market Value of assets other than cash, including consideration received part in cash and part in assets other than cash) received by the Company from Capital Contributions or from the issuance or sale after the Issue Date (other than to a Restricted Subsidiary) of (i) Capital Stock of the Company, other than (x) Disqualified Capital Stock, (y) the proceeds of Capital Stock referred to in the proviso to clause (5) of Section 10.06(b) below to the extent used to purchase, redeem or otherwise acquire shares of Capital Stock of the Company pursuant to such clause (5) or (z) Excluded Contributions, or (ii) any Debt or other securities of the Company that are convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Capital Stock) of the Company which have been so converted, exercised or exchanged, as the case may be; plus

(C)
without duplication of any amounts included in subclause (A) of this clause (3), so long as the Designation thereof was treated as a Restricted Payment made after the Issue Date, with respect to any Unrestricted Subsidiary that has been redesignated as a Restricted Subsidiary after the Issue Date in accordance with the definition of “Restricted Subsidiary,” the Company’s proportionate interest in an amount equal to the Fair Market Value of the Company’s interest in such Subsidiary at the time of such redesignation as a Restricted Subsidiary; plus

(D)
in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after the Issue Date, to the extent not otherwise included in the Company’s Consolidated Net Income, the amount of cash proceeds (or Cash Equivalents) received by the Company or any Restricted Subsidiary with respect to such Investment, net of any costs of disposition and taxes paid or payable in connection with such disposition or repayment; plus

(E)
to the extent not otherwise included in the Company’s Consolidated Net Income, the amount of the cash proceeds (or Cash Equivalents) received by the Company or any Restricted Subsidiary (1) upon the sale of any Unrestricted Subsidiary after the Issue Date, net of any costs of disposition and taxes paid or payable in connection with such sale, or (2) through distributions from an Unrestricted Subsidiary; plus

(F)	$40,000,000.

For purposes of determining the amount expended for Restricted Payments under this clause (3), property other than cash shall be valued at its Fair Market Value.

(b) The provisions of this Section 10.06 shall not prevent,

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of this Indenture;

(2) the repurchase, redemption or other acquisition or retirement of any shares of Capital Stock of the Company or Debt of the Company or any Guarantor by conversion into, or by or in exchange for, shares of Capital Stock of the Company (other than Disqualified Capital Stock), or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of other shares of Capital Stock of the Company (other than Disqualified Capital Stock); provided, that any such net cash proceeds are excluded from Section 10.06(a)(3)(B) for the purposes of this calculation (and were not included in Section 10.06(a)(3)(B) at any time), and such net cash proceeds were received by the Company in respect of sales made after the Issue Date;

(3) the redemption, repayment or retirement of Debt of the Company or any Guarantor in exchange for, by conversion into, or out of the net cash proceeds of, (x) a substantially concurrent sale or incurrence of Debt of the Company or such Guarantor, as the case may be (other than any Debt owed to a Restricted Subsidiary), that is not more senior in right of payment or as to the proceeds of collateral securing such debt than the Debt being redeemed, repaid or retired, or (y) a substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of shares of Capital Stock of the Company; provided, that any such net cash proceeds are excluded from Section 10.06(a)(3)(B) (and were not included in Section 10.06(a)(3)(B) at any time);

(4) the retirement of any shares of Disqualified Capital Stock of the Company (a) by conversion into, or by exchange for, other shares of Disqualified Capital Stock of the Company, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of other shares of Disqualified Capital Stock of the Company (provided, that any such net cash proceeds are an Excluded Contribution) or (b) out of the net cash proceeds from the incurrence of Refinancing Debt (with respect to such Disqualified Capital Stock) incurred in compliance with Section 10.05;

(5) the purchase, redemption or other acquisition for value of shares of Capital Stock of the Company, other than Disqualified Capital Stock, held by employees, officers, directors, consultants, and former employees, officers, directors and consultants of the Company (or any of its Restricted Subsidiaries) or their estates or beneficiaries under their estates, provided, that the aggregate cash consideration paid, or distributions made, under this clause (5) do not exceed $2,000,000 in any calendar year (plus the cash proceeds from the sale of Capital Stock (other than Disqualified Capital Stock) of the Company to employees, officers, directors and consultants of the Company or any of its Restricted Subsidiaries subsequent to the Issue Date;

(6) the payment of any dividend in respect of shares of the Company’s Capital Stock or the repurchase of the Company’s Capital Stock, provided, that (A) the aggregate amount of all such dividends paid or repurchases conducted pursuant to this clause (6) in any twelve-month period shall not exceed $25,000,000 and (B) immediately after giving pro forma effect to such payment, the Company could incur US$1.00 of additional Debt, other than Permitted Debt, under Section 10.05;

(7) any purchase, redemption, repurchase, defeasance or other acquisition or retirement of Debt of the Company or any Guarantor (x) following the occurrence of a change of control (or other similar event described herein as a "Change of Control"), but only if the Company (or a third party to the extent permitted by this Indenture) shall have complied with Section 10.13 and, if required thereby, purchased all Notes tendered pursuant to the Change of Control Offer required thereby, prior to purchasing or repaying such Debt, or (y) with the proceeds of asset sales pursuant to an offer to purchase Notes similar to the Excess Proceeds Offer described in Section 10.09 but only if the Company (or a third party to the extent permitted by this Indenture) shall have purchased all Notes tendered pursuant to the Excess Proceeds Offer required thereby prior to purchasing or repaying such Debt;

(8) the declaration and payment of dividends to holders of any class or series of Disqualified Capital Stock of the Company or any of its Restricted Subsidiaries issued after the Issue Date in accordance with Section 10.05, provided, that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Disqualified Capital Stock or Preferred Stock, after giving effect to such issuance on a pro forma basis, the Company and its Restricted Subsidiaries on a consolidated basis would have had a Consolidated Fixed Charge Coverage Ratio of at least 2:1;

(9) Investments acquired as a Capital Contribution to, or in exchange for, or out of the proceeds of a substantially concurrent offering or issuance of, Capital Stock (other than Disqualified Capital Stock) of the Company;

(10) (a) the repurchase of shares of the Company's Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible securities if such shares of Capital Stock represent (i) a portion of the exercise price thereof or (ii) withholding incurred in connection with such exercise; (b) payments or distributions to dissenting stockholders required by applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets of the Company that complies with the provisions of this Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; or (c) payments by the Company, or loans, advances, dividends or distributions by the Company to make payments, to holders of Capital Stock of the Company in lieu of the issuance of fractional shares of the Company not to exceed $2,000,000 in the aggregate;

(11)  Investments or other Restricted Payments in an aggregate amount outstanding at any time not to exceed the amount of Excluded Contributions, so long as such Excluded Contributions were not used to permit Restricted Payments under any other provision of this covenant or are not used to increase EBITDA pursuant to clause (k) of the definition of “EBITDA”;

(12)  distributions or payments of Receivables Fees; and

(13)  any purchase, defeasance, repurchase, redemption or other acquisition or retirement of (x) any of the 2011 Old Notes, (y) any of the 2014 Notes, provided, that after giving effect thereto, the sum of (i) the total cash and Cash Equivalents of the Company and its Restricted Subsidiaries, plus (ii) the total amount then available to be drawn by the Company under the ABL Facility (determined after giving effect to any minimum excess availability required to be maintained thereunder) shall not be less than $100 million, or (z) any other Junior Debt, provided, that after giving effect thereto, (I) the sum of (i) the total cash and Cash Equivalents of the Company and its Restricted Subsidiaries, plus (ii) the total amount then available to be drawn by the Company under the ABL Facility (determined after giving effect to any minimum excess availability required to be maintained thereunder) shall not be less than $100 million and (II) the Consolidated Secured Leverage Ratio of the Company would not be greater than 3.00 to 1.00.

In calculating the aggregate amount of Restricted Payments made after the Issue Date for purposes of clause (3) of the first paragraph of this Section 10.06, amounts expended under subclauses (1), (5), (7) and (13) of the immediately preceding paragraph will be included in such calculation and amounts expended pursuant to subclauses (2), (3), (4), (6), (8) through (12) of the immediately preceding paragraph will not be included in such calculation; provided, that amounts under subclause (1) of the immediately preceding paragraph will only be included if the declaration thereof had not been counted in a prior period.

For purposes of determining compliance with this Section 10.06, (x) the amount, if other than in cash, of any Restricted Payment shall be determined in good faith by the Board of Directors or a committee thereof, and (y) in the event that a Restricted Payment or Investment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, including the first paragraph of this Section 10.06 or the definition of “Permitted Investment,” the Company, in its sole discretion, may order and classify, and from time to time may reclassify, such Restricted Payment or Investment if it would have been permitted at the time such Restricted Payment or Investment was made and at the time of such reclassification. In addition, a Restricted Payment or Investment may be made in reliance in part on one clause and in part on another clause.

If the Company or a Restricted Subsidiary makes a Restricted Payment which, at the time of the making of such Restricted Payment, would in the good faith determination of the Company be permitted under the provisions of this Indenture, such Restricted Payment shall be deemed to have been made in compliance with this Indenture, notwithstanding any subsequent adjustments or restatements made in good faith to the Company's financial statements.

SECTION 10.07 Limitation On Liens.  The Company shall not, and shall not cause or permit any of its Restricted Subsidiaries, directly or indirectly, to create, incur or otherwise cause or suffer to exist or become effective any Liens on the Collateral that secure obligations under any Debt or related guarantee of the Company or any Guarantor, other than Permitted Liens.  Subject to the foregoing, the Company will not, and will not cause or permit any of its Restricted Subsidiaries, directly or indirectly, to create, incur or otherwise cause or suffer to exist or become effective any Liens, other than Permitted Liens, that secure obligations under any Debt or related guarantee of the Company or any Guarantor, upon or with respect to any property or assets of the Company or any of its Restricted Subsidiaries (other than property or assets constituting Collateral), unless:

(i) if such Lien secures Debt which is ranked equally and ratably with the Notes or any Guarantee, then the Notes or such Guarantee, as the case may be, are secured by such asset or property on an equal and ratable basis with such Debt so secured until such time as such obligations are no longer secured by such Lien or the Lien is a Permitted Lien, or

(ii) if such Lien secures Debt which is subordinated to the Notes or any Guarantee, then the Notes or such Guarantee, as the case may be, are secured by such asset or property, and the Lien securing such other Debt shall be subordinated to the Lien granted to the Holders of the Notes or such Guarantee, as the case may be, at least to the same extent as such Debt is subordinated to the Notes or such Guarantee, as the case may be, until such time as such obligations are no longer secured by a Lien.

Any Lien created for the benefit of the Holders of the Notes pursuant to the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the triggering Lien, which release and discharge in the case of any sale of any such asset or property shall not affect any Lien that the Collateral Trustee may have on the proceeds from such sale.

The Company and Restricted Subsidiaries may create, incur or cause or permit to exist Permitted Liens as described in the definition of “Permitted Liens”.

Notwithstanding the foregoing, the Company will not, and will not cause or permit any of its Restricted Subsidiaries, directly or indirectly, to create, incur or otherwise cause or suffer to exist or become effective any Liens on any Excluded Equity Interests, other than involuntary Permitted Liens of the types referred to in clauses (8), (18), (25)(a), (30) and (31) of the definition of Permitted Liens.

SECTION 10.08 Limitation On Transactions With Affiliates.

(a) The Company shall not, and shall not cause or permit any of its Restricted Subsidiaries to enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate (each an “Affiliate Transaction”) or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the Issue Date, unless:

(1) such Affiliate Transaction is between or among the Company and its Restricted Subsidiaries or between or among Restricted Subsidiaries; or

(2) the terms of such Affiliate Transaction are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than the terms which could reasonably be obtained by the Company or such Restricted Subsidiary, as the case may be, at such time in a comparable transaction made on an arm’s-length basis between unaffiliated parties.

In any Affiliate Transaction (or any series of related Affiliate Transactions) involving an amount or having a Fair Market Value in excess of $10,000,000 which is not permitted under clause (a)(1) of this Section 10.08, the Company shall obtain a resolution of the disinterested members of the Board of Directors of the Company certifying that they have approved such Affiliate Transaction and determined that such Affiliate Transaction complies with clause (a)(2) of this Section 10.08, and in any Affiliate Transaction or any series of related Affiliate Transactions involving an amount or having a Fair Market Value in excess of $75,000,000 which is not permitted under clause (a)(1) of this Section 10.08, the Company must obtain an opinion as to the fairness to the Company or the applicable Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by a nationally recognized accounting, investment banking or appraisal firm.

(b) The provisions of Section 10.08(a) will not apply to:

(1) any Restricted Payment made in compliance with Section 10.06 or any Permitted Investment;

(2) any employment agreement or compensation arrangement with officers, directors and employees in effect on the Issue Date, or entered into thereafter by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(3) transactions in the ordinary course of business pursuant to any pension, share or partnership unit option, profit sharing, partnership unit or share appreciation rights or other employee benefit plan or agreement (including insurance, indemnification and reimbursement plans and arrangements for directors, officers and employees);

(4) loans to employees not to exceed $10,000,000 in aggregate amount at any one time outstanding;

(5) issuances of Capital Stock, other than Disqualified Capital Stock, of the Company; or any Capital Contribution to the Company;

(6) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes;

(7) any agreement as in effect or entered into as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) and any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders of the Notes in any material respect than the original agreement as in effect on the Issue Date;

(8) any transaction in the ordinary course of business, or approved by a majority of the disinterested members of the Board of Directors, between the Company or any Restricted Subsidiary and any Affiliate of the Company controlled by the Company that is a joint venture or similar entity;

(9) transactions with Affiliates solely in their capacity as holders of Debt or Capital Stock of the Company or any of its Subsidiaries, where such Affiliates receive the same consideration as non-Affiliates in such transactions;

(10) any transaction with any Person who is not an Affiliate immediately before the consummation of such transaction that becomes an Affiliate as a result of such transaction;

(11) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business, and that are on terms at least as favorable to the Company and its Restricted Subsidiaries as might reasonably have been obtained at such time from an unaffiliated party, or that are considered fair to the Company and its Restricted Subsidiaries in the view of the Board of Directors of the Company;

(12) any reasonable and customary payment approved by a majority of the disinterested members of the Board of Directors of the Company in connection with the registration for sale or distribution by any Affiliate of the Company of any Capital Stock of the Company, including reimbursements for reasonable and customary offering expenses, underwriting discounts and commissions;

(13) sales of accounts receivable, or participations therein, in connection with any Receivables Facility; and

(14) any transaction in connection with which the Company obtains a written opinion from an Independent Financial Advisor that such transaction is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view.

SECTION 10.09 Limitation On Asset Sales.

(a) The Company shall not, and shall not cause or permit any of its Restricted Subsidiaries to, complete an Asset Sale unless:

(1) the Company or such applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the Fair Market Value of the assets sold or otherwise disposed of;

(2) not less than 75% of the consideration received by the Company or such applicable Restricted Subsidiary, as the case may be, is in the form of (A) cash or Cash Equivalents, or (B) Replacement Assets, and in each case set forth in subclauses (A) and (B) of this clause (a)(2), is received at the time of such sale or other disposition; provided, that the amount of (i) any Debt or other liabilities that would appear as liabilities on a balance sheet prepared in accordance with GAAP (other than subordinated Debt) of the Company or any such applicable Restricted Subsidiary that is actually assumed by the transferee in such Asset Sale (or a third party on behalf of the transferee) and from which the Company or such applicable Restricted Subsidiaries are fully and unconditionally released, (ii) any securities or notes received by the Company or any such applicable Restricted Subsidiary which are converted into cash or Cash Equivalents within 180 days of such Asset Sale (to the extent of the cash or Cash Equivalents received), and (iii) any Designated Non-Cash Consideration received by the Company or such applicable Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (iii) that is at that time outstanding, not to exceed $37,500,000 (with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value), will be deemed to be cash for purposes of this clause (a)(2) and to have been received at the time of such sale; and

(3) The Asset Sale Proceeds received by the Company or such Restricted Subsidiary, as the case may be, may be applied, at the option of the Company or such Restricted Subsidiary:

(A) if the assets subject of such Asset Sale constitute Notes Priority Lien Collateral, to prepay, repay or purchase (or offer to prepay, repay or purchase, as applicable) the Notes and any other Priority Lien Obligations on a pro rata basis; provided, that any repayment, prepayment or purchase of (or offer to prepay, repay or purchase) obligations under the Notes shall be made as provided under “Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof plus accrued unpaid interest) or by making an offer (in accordance with the procedures set forth below for an Excess Proceeds Offer) to all Holders of Notes to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be purchased;

(B) if the assets subject of such Asset Sale do not constitute Notes Priority Lien Collateral, to prepay, repay or purchase (or offer to prepay, repay or purchase, as applicable) indebtedness under any Credit Facilities or any other secured Debt of the Company (including the Notes) or any Restricted Subsidiary (other than Subordinated Lien Debt); provided, that any repayment, prepayment or purchase of (or offer to prepay, repay or purchase) obligations under the Notes shall be made as provided under “Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof plus accrued unpaid interest) or by making an offer (in accordance with the procedures set forth below for an Excess Proceeds Offer) to all Holders of Notes to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be purchased; or

(C) with respect to the proceeds of any Asset Sale, to make capital expenditures or to make an investment in properties and assets that are used or useful in the business of the Company or its Restricted Subsidiaries or in businesses reasonably similar to or ancillary to the business of the Company or its Restricted Subsidiaries as conducted at the time of such Asset Sale (including the acquisition of Capital Stock of any such business or businesses); provided, that (i) such investment occurs or (ii) the Company or any such Restricted Subsidiary enters into contractual commitments to so apply such Asset Sale Proceeds, subject only to customary conditions (other than the obtaining of financing), in each case, within 365 days following the receipt of such Asset Sale Proceeds (and, in the case of any commitment referred to in the preceding clause (ii), the transactions contemplated thereby are consummated within 180 days of the date such commitment is entered into); provided, further, to the extent Asset Sale Proceeds of Collateral are used to acquire additional assets, such additional assets (other than, for avoidance of doubt, Excluded Assets) are pledged subject to the Intercreditor Agreement and the Collateral Trust Agreement, as Collateral for the benefit of the Collateral Trustee, the Trustee and the Holders of Notes.  Pending any such reinvestment (x) Asset Sale Proceeds of Notes Priority Lien Collateral shall, as promptly as practicable, subject to the Intercreditor Agreement, be deposited in a Noteholder Proceeds Collateral Account pledged as Notes Priority Lien Collateral for the benefit of the Priority Lien Obligations, ABL Debt Obligations and Subordinated Lien Obligations in accordance with the Intercreditor Agreement and the Collateral Trust Agreement, and (y) Asset Sale Proceeds of ABL Priority Lien Collateral shall, as promptly as practicable, subject to the Intercreditor Agreement, be deposited in a deposit account or securities account pledged as ABL Priority Lien Collateral for the benefit of the ABL Debt Obligations, Priority Lien Obligations and Subordinated Lien Obligations in accordance with the Intercreditor Agreement and the Collateral Trust Agreement.

If on such 365th day following any Asset Sale, the Available Asset Sale Proceeds from such Asset Sale exceed $15,000,000, the Company will apply an amount equal to such Available Asset Sale Proceeds to an offer to repurchase the Notes and, at its option, other Debt that is secured on an equal and ratable basis at a purchase price in cash equal to 100% of the principal amount of the Notes and such other Debt, plus accrued and unpaid interest, if any, to the purchase date (an "Excess Proceeds Offer").  The Company may satisfy the foregoing obligations with respect to any such Available Asset Sale Proceeds by making an Excess Proceeds Offer with respect to such Available Asset Sale Proceeds prior to the expiration of the relevant 365 day period (or such longer period provided above) or with respect to Available Asset Sale Proceeds of less than $15,000,000.

If an Excess Proceeds Offer is not fully subscribed, the Company may retain and use for general corporate purposes the portion of the Available Asset Sale Proceeds not required to repurchase Notes.  Upon completion of any Excess Proceeds Offer, the amount of Available Asset Sale Proceeds shall be reset to zero.

(b) If the Company is required to make an Excess Proceeds Offer, the Company shall mail, within 30 days of the 365th day following the receipt of the Available Asset Sale Proceeds exceeding $15,000,000 as specified in Section 10.09(a), a notice to the Holders, at the address appearing in the Security Register maintained by the Security Registrar, stating the information set forth below.  The notice, which shall govern the terms of the Excess Proceeds Offer, shall state:

(A)
that the Company is offering to apply the Available Asset Sale Proceeds to repurchase such Notes at a purchase price in cash equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the purchase date;

(B)	the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed);

(C)	the instructions that each Holder must follow in order to have such Notes purchased, which shall be reasonable and customary for transactions of this nature; and

(D)	the calculations used in determining the amount of Available Asset Sale Proceeds to be applied to the purchase of such Notes.

The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes in connection with an Excess Proceeds Offer.  To the extent that the provisions of any securities laws or regulations conflict with this Section 10.09, the Company shall comply with the applicable securities laws and regulations and shall be deemed not to have breached its obligations under this Section 10.09 by virtue of such compliance.

SECTION 10.10 Limitation On Dividend And Other Payment Restrictions Affecting Restricted Subsidiaries.  The Company shall not, and shall not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(a) pay dividends or make any other distributions to the Company or any Restricted Subsidiary (A) on its Capital Stock or (B) with respect to any other interest or participation in, or measured by, its profits, or

(b) repay any Debt or any other obligation owed to the Company or any Restricted Subsidiary, or

(c) make loans or advances or Capital Contributions to the Company or any Restricted Subsidiary, or

(d) transfer any of its properties or assets to the Company or any Restricted Subsidiary,

Notwithstanding the foregoing, this Section 10.10 shall not apply to encumbrances or restrictions existing under or by reason of:

(1) encumbrances or restrictions existing on the Issue Date to the extent and in the manner such encumbrances and restrictions are in effect on the Issue Date,

(2) encumbrances or restrictions in (1) any Credit Facilities (other than a Borrowing Base Facility) to the extent and in the manner such encumbrances and restrictions are in effect on the Issue Date, and (2) any Borrowing Base Facility,

(3) this Indenture, the Notes, any Guarantees or any of the Collateral Documents,

(4) any applicable law, rule, regulation, or order required by any governmental authority,

(5)  any instrument governing Acquired Debt, or other agreement or instrument of a Person acquired by the Company or any Restricted Subsidiary, as in effect at the time of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the property or assets of the Person (including any Subsidiary of the Person), so acquired,

(6) customary non-assignment provisions in leases or other agreements entered in the ordinary course of business and consistent with past practices, and customary restrictions imposed on the transfer and assignment of intellectual property,

(7) Refinancing Debt; provided, that such restrictions are not on the whole materially more restrictive than those contained in the agreements governing the Debt being extended, refinanced, renewed, replaced, defeased or refunded,

(8) restrictions in security agreements or mortgages securing Debt of the Company or a Restricted Subsidiary only to the extent such restrictions restrict the transfer of the property subject to such security agreements and mortgages,

(9) restrictions with respect to a Restricted Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary to be consummated in accordance with the terms of this Indenture solely in respect of the Capital Stock or assets to be sold or disposed of,

(10)  purchase money obligations for property acquired in the ordinary course of business and Capitalized Lease Obligations in each case that impose restrictions of the nature described in clause (d) of this Section 10.10 on the property so acquired,

(11)  any agreement for the sale of assets (including any Asset Sale) that restricts transfers of such assets pending their sale,

(12)  secured Debt otherwise permitted to be incurred pursuant to the provisions of the covenant described above under Section 10.07 that limits the right of the debtor to dispose of the assets securing such Debt,

(13)  any encumbrance or restriction contained in Purchase Money Debt to the extent that such encumbrance or restriction (A) only restricts the transfer of the Property financed with such Purchase Money Debt and (B) solely relates to the Property financed with such Purchase Money Debt,

(14)  restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business,

(15)  customary encumbrances or restrictions existing under or by reason of provisions in joint venture or similar agreements, asset sale agreements, stock sale agreements and sale and leaseback transactions required in connection with the entering into of such transactions, which encumbrances and restrictions are applicable only to the assets that are the subject of such agreements,

(16)  agreements entered into between a Restricted Subsidiary and another Restricted Subsidiary which second Restricted Subsidiary is not a Subsidiary of the first Restricted Subsidiary provided, that such agreement does not limit dividends or distributions to the direct parent or direct subsidiary of either such Restricted Subsidiary,

(17)  restrictions contained in any Debt incurred in compliance with Section 10.05, provided, that, such restrictions, taken as a whole, are, in the good faith judgment of the Company’s Board of Directors, no more materially restrictive with respect to such encumbrances and restrictions than those contained in the existing agreements referenced in clauses (1), (2) and (3) above and the Company determines in good faith that any such restriction will not affect the Company's ability to make principal or interest payments on the Notes,

(18)  restrictions created in connection with any Receivables Facility solely with respect to the Subsidiary which is the holder of the applicable receivables, or

(19)  encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (18) above, provided, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company’s Board of Directors, not materially more restrictive with respect to such encumbrance and other restrictions that those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Nothing contained in this Section 10.10 shall prevent the Company or any Restricted Subsidiary from creating, incurring, assuming or suffering to exist any Liens otherwise permitted in Section 10.07.

SECTION 10.11 Limitation On Subsidiaries.

(a) If (x) the Company or any Guarantor acquires or creates a Wholly-owned Restricted Subsidiary (other than an Immaterial Subsidiary), or (y) if any Restricted Subsidiary ceases to be an Immaterial Subsidiary, or (z) if any other Restricted Subsidiary shall guaranty any other Debt of the Company or any Guarantor, then within 20 Business Days of such event, such Restricted Subsidiary shall (1) execute and deliver to the Trustee and the Collateral Trustee a supplemental indenture pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Company’s obligations under the Notes and this Indenture in the form set forth in Annex C hereto; (2) execute and deliver to the Trustee and the Collateral Trustee the applicable Collateral Documents (or joinders thereto) required to be delivered pursuant to this Indenture and the other Priority Lien Documents and (3) deliver to the Trustee and the Collateral Trustee an Opinion of Counsel that such supplemental indenture and Collateral Documents (or joinders thereto) have been duly authorized, executed and delivered by such Restricted Subsidiary and constitute legal, valid, binding and enforceable obligations of such Restricted Subsidiary.  Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of this Indenture.

(b) At or prior to the Issue Date, the Company shall have transferred all Capital Stock owned by it or any Guarantor in the Powell River Energy Joint Venture into a Wholly-owned Restricted Subsidiary that (a) is a Guarantor and (b) shall at all times qualify as a Passive Holding Company.  If at any time after the Issue Date the Company or any Guarantor acquires or creates a Restricted Subsidiary (other than an Immaterial Subsidiary) that is not a Wholly-owned Restricted Subsidiary (whether by acquisition or disposition of Capital Stock or otherwise), then within 20 Business Days of such event, the Company shall cause all Capital Stock owned by it or any Guarantor in such non-Wholly-owned Restricted Subsidiary to be transferred to or acquired by a Wholly-owned Restricted Subsidiary that (a) is a Guarantor and (b) shall at all times qualify as a Passive Holding Company.

SECTION 10.12 Insurance.  The Company and its Subsidiaries shall (1) keep their properties insured and maintain such general liability, automobile liability, workers’ compensation, property casualty insurance and any excess umbrella coverage related to any of the foregoing as is customary for companies in the same or similar businesses operating in the same or similar locations; (2) maintain such other insurance as may be required by law; and (3) maintain such other insurance as may be required by the Collateral Documents.  The Company shall (x) provide the Trustee and the Collateral Trustee with notice of cancellation or modification with respect to its property and casualty policies before the effective date of such cancellation or modification and (y) name the Collateral Trustee as a co-loss payee on property and casualty policies and as an additional insured as its interests may appear on the liability policies listed in clause (1) above.  For the avoidance of doubt, the Company shall not be required to deliver copies of any insurance certificates or other evidence of coverage to the Trustee.

SECTION 10.13 Change Of Control Offer.

(a) Upon the occurrence of a Change of Control Triggering Event, the Company shall be obligated to make an offer to purchase (the “Change of Control Offer”) all outstanding Notes at a purchase price (the “Change of Control Purchase Price”) equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the Change of Control Payment Date, in accordance with this Section 10.13.

(b) Within 30 days of the occurrence of a Change of Control Triggering Event, the Company shall (1) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (2) send by first-class mail, postage prepaid, to the Trustee and to each Holder, at the address appearing in the Security Register, a notice stating:

(A)	that the Change of Control Offer is being made pursuant to this Section 10.13 and that all Notes tendered will be accepted for payment;

(B)
the Change of Control Purchase Price and the purchase date (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”));

(C)	that any Note not tendered will continue to accrue interest;

(D)
that, unless the Company defaults in the payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on and after the Change of Control Payment Date;

(E)
that Holders accepting the offer to have a Note purchased pursuant to any Change of Control Offer will be required to surrender the Notes to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day preceding the Change of Control Payment Date;

(F)
that Holders will be entitled to withdraw their acceptance if the Paying Agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Notes the Holder delivered for purchase, and a statement that such Holder is withdrawing its election to have such Notes purchased;

(G)
that Holders whose Notes are being purchased only in part will be issued new Notes, representing the same indebtedness to the extent not repurchased, equal in principal amount to the unpurchased portion of the Notes surrendered; provided, that each Note purchased and each such new Note issued shall be in an original principal amount in minimum denominations of US$1,000 and integral multiples of US$1,000 in excess thereof;

(H)	any other procedures that a Holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance; and

(I)	the name and address of the Paying Agent.

(c) On the Change of Control Payment Date, the Company shall, to the extent lawful, (1) accept for payment Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent money sufficient to pay the Change of Control Purchase Price of all Notes or portions thereof properly tendered and (3) deliver or cause to be delivered to the Trustee Notes so accepted together with an Officers’ Certificate stating the Notes or portions thereof tendered to the Company.  The Paying Agent shall promptly mail to each Holder of Notes so accepted payment in an amount equal to the Change of Control Purchase Price for such Notes, and the Company shall execute and issue, and the Trustee shall promptly authenticate and mail to such Holder, a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; provided, that each such new Note shall be issued in an original principal amount in minimum denominations of US$1,000 and integral multiples of US$1,000 in excess thereof.

The Company will not be required to make a Change of Control Offer following a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.  In addition, notwithstanding anything herein to the contrary, a Change of Control Offer may be made in advance of a Change of Control Triggering Event, conditional upon such Change of Control Triggering Event, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.  The Company also will not be required to make a Change of Control Offer to the extent it has previously or concurrently elected to redeem the Notes, and timely redeemed in full the Notes in accordance with such election pursuant to Section 11.07.

The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes in connection with a Change of Control Offer.  To the extent that the provisions of any securities laws or regulations conflict with this Section 10.13, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 10.13 by virtue of such compliance.

The provisions under this Section 10.13 may be waived or modified with the written consent of the Holders (other than Holders that are the Company or any of its Restricted Subsidiaries, whose vote shall not be counted) of a majority in aggregate principal amount of the Notes.

SECTION 10.14 Payment Of Additional Amounts.

(a) All amounts paid or credited by the Company under or with respect to the Notes, or by any Guarantor under or in respect of its Guarantee shall be made free and clear of and without withholding or deduction for or on account of any present or future Taxes, unless the Company or such Guarantor is required to withhold or deduct any amount for or on account of Taxes by law or by interpretation or administration of law.  If the Company or any Guarantor is required to withhold or deduct any amount for or on account of Taxes from any amount paid or credited under or with respect to the Notes or the Guarantees, the Company or such Guarantor shall pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction (including any withholding or deduction in respect of Additional Amounts) shall not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; provided, that no Additional Amounts will be payable with respect to a payment made to a Holder (an “Excluded Holder”) (1) with whom the Company or such Guarantor does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, (2) who is subject to the Taxes in question by reason of its being connected with the jurisdiction imposing such Taxes otherwise than by the mere acquisition or holding of the Notes or the receipt of payments thereunder or the enforcement of its rights thereunder, or (3) who is subject to such Taxes because the Holder is or is deemed to be resident in Canada or uses or holds or is deemed or considered to use or hold the Notes in carrying on business in Canada for purposes of the Income Tax Act (Canada).  The Company and any Guarantors will also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with and in the time required under applicable law.  The Company and any Guarantors shall furnish to the Holders of Notes that are outstanding on the date of the withholding or deduction, within 30 days after the date of the payment of any Taxes due under applicable law, certified copies of tax receipts evidencing such payment by the Company or such Guarantor.

(b) The Company and any Guarantors shall, upon written request of any Holder (other than an Excluded Holder), reimburse each such Holder, for the amount of (1) any such Taxes so required to be withheld or deducted which are levied or imposed on and paid by such Holder or the beneficial owner of the Notes as a result of payments made under or with respect to the Notes or the Guarantees and reasonable expenses related thereto; and (2) any such Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (1) so that the net amount received by such Holder or beneficial owner after such reimbursement will not be less than the net amount the Holder or beneficial owner would have received if the Taxes described in subclauses (1) and (2) of this paragraph had not been imposed, but excluding any such Taxes on such Holder’s or beneficial owner’s net income generally.

(c) At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Company or any Guarantor shall be obligated to pay Additional Amounts with respect to such payment, the Company or such Guarantor shall deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts shall be payable and specifying the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date.  Whenever in this Indenture there is mentioned, in any context, principal, premium, if any, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(d) The Company or any Guarantor shall pay any present or future stamp, court, documentary or other similar taxes, charges or levies that arise in any Taxing Jurisdiction from the execution, delivery or registration of, or enforcement of rights under the Notes, this Indenture or any related document (“Documentary Taxes”).

(e) The obligation to pay Additional Amounts (and any reimbursement) and Documentary Taxes under the terms and conditions described above will survive any termination defeasance or discharge of this Indenture.

SECTION 10.15 Payments for Consent.  Neither the Company nor any Subsidiary of the Company shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of the Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to all such Holders and is paid to all such Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

SECTION 10.16 Maintenance of Office or Agency.

The Company shall maintain a Security Registrar in accordance with Section 2.02(a).

SECTION 10.17 Corporate Existence.

Subject to Article VIII hereof, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect:

(1) its corporate existence, and the corporate, partnership or other existence of each of its Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company or any such Restricted Subsidiary; and

(2) the rights (charter and statutory), licenses and franchises of the Company and its Restricted Subsidiaries;

provided, however, that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of its Restricted Subsidiaries, if the loss thereof would not have a material adverse effect on the Company and its Subsidiaries, taken as a whole.

ARTICLE XI

REDEMPTION OF SECURITIES

SECTION 11.01 Election To Redeem; Notices To Trustee.  If the Company elects to redeem Notes pursuant to Section 11.07 or 11.08, at least 45 days prior to the Redemption Date (unless a shorter notice shall be agreed to in writing by the Trustee) but not more than 65 days before the Redemption Date, the Company shall notify the Trustee in writing of the Redemption Date, the aggregate principal amount of Notes to be redeemed and the Redemption Price, and deliver to the Trustee an Officers’ Certificate stating that such redemption will comply with the conditions contained in Section 11.07 or 11.08.

SECTION 11.02 Selection By Trustee Of Notes To Be Redeemed.  In the event that fewer than all of the Notes are to be redeemed (subject in all cases to DTC procedures), the Trustee shall select the Notes to be redeemed, if the Company notifies the Trustee that the Notes are listed on a national securities exchange, in accordance with the rules of such exchange or, if the Notes are not so listed, either on a pro rata basis, by lot or in such other manner as the Trustee shall deem fair and equitable; provided, however, that if a partial redemption is made with the proceeds of an Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee by lot or on a pro rata basis or on as nearly a pro rata basis as is practicable, unless such method is otherwise prohibited.  The Trustee shall promptly notify the Company of the Notes selected for redemption and, in the case of any Notes selected for partial redemption, the principal amount thereof to be redeemed.  The Trustee may select for redemption portions of the principal of the Notes that have denominations larger than US$1,000.  Notes and portions thereof the Trustee selects shall be redeemed in amounts of US$1,000 or whole multiples of US$1,000 in excess thereof.  For all purposes of this Indenture unless the context otherwise requires, provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption.

SECTION 11.03 Notice of Redemption.  At least 30 days, and no more than 60 days, before a Redemption Date, the Company shall mail, or cause to be mailed, a notice of redemption by first-class mail to each Holder of Notes to be redeemed at its last address as the same appears on the Security Register.

(a) The notice shall identify the Notes to be redeemed (including the CUSIP or ISIN numbers thereof, if any) and shall state:

(1) the Redemption Date;

(2) the Redemption Price and, if known on the date of such notice, the amount of premium, if any, and accrued and unpaid interest to be paid;

(3) if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the Redemption Date and upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion will be issued;

(4) the name and address of the Paying Agent;

(5) that Notes called for redemption must be surrendered to the Paying Agent to collect the Redemption Price;

(6) that unless the Company defaults in making the redemption payment, interest on Notes called for redemption ceases to accrue on and after the Redemption Date;

(7) the provision of this Indenture pursuant to which the Notes called for redemption are being redeemed;

(8) the aggregate principal amount of Notes that are being redeemed; and

(9) that no representation is made as to the correctness or accuracy of the CUSIP or ISIN number, if any, listed in such notice or printed on the Notes.

(b) At the Company’s written request made at least five Business Days prior to the date on which notice is to be given, the Trustee shall give the notice of redemption in the Company’s name and at the Company’s sole expense; provided, however, that the Company shall deliver to the Trustee at least 45 days prior to the Redemption Date an Officers’ Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

SECTION 11.04 Effect of Notice of Redemption.  Once the notice of redemption described in Section 11.03 is mailed, Notes called for redemption become due and payable on the Redemption Date and at the Redemption Price, including premium, if any, plus accrued and unpaid interest to the Redemption Date.  Upon surrender to the Paying Agent, such Notes shall be paid at the Redemption Price, including premium, if any, plus accrued and unpaid interest to the Redemption Date; provided, that if the Redemption Date is after a regular record date and on or prior to the Interest Payment Date, the accrued interest shall be payable to the Holder of the redeemed Notes registered on the relevant record date; provided, further, that if a Redemption Date is a Legal Holiday, payment shall be made on the next succeeding Business Day and no interest shall accrue for the period from such Redemption Date to such succeeding Business Day.

SECTION 11.05 Deposit Of Redemption Price.  (a) On or prior to 10:00 a.m., New York City time, on each Redemption Date, the Company shall deposit with the Paying Agent in immediately available funds money sufficient to pay the Redemption Price of, including premium, if any, and accrued and unpaid interest on all Notes to be redeemed on that date other than Notes or portions thereof called for redemption on that date which have been delivered by the Company to the Trustee for cancellation.

(b) On and after any Redemption Date, if money sufficient to pay the Redemption Price of, including premium, if any, and accrued and unpaid interest on Notes called for redemption shall have been deposited with the Paying Agent in accordance with the preceding paragraph, the Notes called for redemption will cease to accrue interest and the only right of the Holders of such Notes will be to receive payment of the Redemption Price of, premium, if any, and, subject to the first proviso in Section 11.04, accrued and unpaid interest on such Notes to the Redemption Date.  If any Note surrendered for redemption shall not be so paid, interest will be paid, from the Redemption Date until such redemption payment is made, on the unpaid principal of the Note and any interest not paid on such unpaid principal, in each case, at the rate and in the manner provided in the Notes.

SECTION 11.06 Notes Redeemed in Part.  Any Note which is to be redeemed only in part shall be surrendered at an office or agency of the Company designated for that purpose pursuant to Section 11.03 (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or its attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note, of any authorized denomination as requested by such Holder, in aggregate stated amount at maturity equal to and in exchange for the unredeemed portion of the stated amount at maturity of the Note so surrendered.

SECTION 11.07 Optional Redemption.  The Company, at its option, may redeem the Notes, in whole at any time, or in part from time to time, in each case, on or after December 15, 2012, at the Redemption Prices (expressed as percentages of the aggregate principal amount thereof) set forth below, together, in each case, with accrued and unpaid interest to the Redemption Date, if redeemed during the twelve month period beginning on December 15 of each year listed below:

Year	Redemption Price
2012	103.000%
2013 and thereafter	100.000%

Notwithstanding the foregoing, the Company, at its option, may redeem in the aggregate up to 35% of the principal amount of Notes issued under this Indenture (including additional Notes issued under this Indenture in the future) at any time and from time to time prior to December 15, 2012 at a Redemption Price equal to 110% of the aggregate principal amount so redeemed, plus accrued and unpaid interest to the Redemption Date, out of the net cash proceeds of one or more Equity Offerings; provided, that at least 60% of the aggregate principal amount of Notes issued under this Indenture remains outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 90 days following the closing of any such Equity Offering.

In addition, at any time prior to December 15, 2012, the Company may also redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice to Holders of the Notes, at a Redemption Price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the Redemption Date, subject to the rights of Holders of the Notes on the relevant record date to receive interest due on the relevant Interest Payment Date.

SECTION 11.08 Tax Redemption.  (a) The Notes are redeemable, in whole but not in part, at the option of the Company at any time, upon not less than 30 nor more than 60 calendar days’ prior written notice, mailed by first class mail to each Holder at its last address appearing in the Security Register, at 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the Redemption Date, if the Company or any Guarantor is or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes or the Guarantees, any Additional Amounts as a result of a change in, or amendment to, the laws (or any regulations promulgated thereunder) of any Taxing Authority, or any changes in, or amendment to, any official position of any governmental authority, Taxing Authority, or regulatory authority regarding the application or interpretation of such laws or regulations, which change or amendment is announced on or after the Issue Date; provided, that the Company or such Guarantor determines, in its business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to the Company or such Guarantor (not including substitution of the obligor under the Notes); and provided, further, that (1) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Company or such Guarantor would but for such redemption be obligated to pay such Additional Amounts or later than 270 days after the Company or such Guarantor first becomes liable to pay any Additional Amounts as a result of any changes in or amendments to laws, regulations or official positions described above and (2) at the time such notice is given, the Company’s or such Guarantor’s obligation to pay such Additional Amounts remains in effect.

(b) Prior to the publication of any notice of redemption pursuant to this provision, the Company will deliver to the Trustee (1) an Officers’ Certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company so to redeem have occurred and (2) an Opinion of Counsel qualified under the laws of the relevant jurisdiction to the effect that the Company or such Guarantor has or will likely become obligated to pay such Additional Amounts as a result of such amendment or change as described above.

SECTION 11.09 Purchase of Notes.  To the extent otherwise permitted by this Indenture, the Company or any of its Subsidiaries shall have the right at any time and from time to time to purchase Notes in the open market (which shall include purchase from or through an investment dealer, investment bank or firm holding membership in a stock exchange) or by tender or by private contract or otherwise, at any price, provided, that the Company complies with any securities laws or regulations applicable to any such purchase including, but not limited to Rule 14e-1 under the Exchange Act.

ARTICLE XII

DEFEASANCE AND COVENANT DEFEASANCE

SECTION 12.01 Company’s Option to Effect Defeasance or Covenant Defeasance.  The Company may at its option by Board Resolution, at any time, elect to have either Section 12.02 or Section 12.03 applied to the Notes then outstanding upon compliance with the conditions set forth below in this Article XII.

SECTION 12.02 Defeasance and Discharge.  Upon the Company’s exercise of the option provided in Section 12.01 applicable to this Section, the Company shall be deemed to have been discharged from its obligations with respect to the Notes on the date the conditions set forth below are satisfied (hereinafter, “defeasance”).  For this purpose, such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the Notes and to have satisfied all its other obligations under such Notes and this Indenture insofar as such Notes are concerned (and the Trustee, at the request and expense of the Company, shall execute instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (i) the rights of Holders of such Notes to receive, solely from the trust fund described in Section 12.04 and as more fully set forth in such Section, payments in respect of the principal amount of, premium, if any and interest on such Notes when such payments are due, (ii) the Company’s obligations with respect to such Notes under Sections 3.05, 3.06, 3.07, 3.08, 5.15, 10.03, 10.14, 10.16 and 10.17 (iii) the rights, powers, trusts, duties and immunities of the Trustee hereunder (including, claims of, or payments to the Trustee under Section 6.06) and (iv) this Article XII.  Subject to compliance with this Article XII, the Company may exercise its option under this Section 12.02 notwithstanding the prior exercise of its option under Section 12.03.

SECTION 12.03 Covenant Defeasance.  Upon the Company’s exercise of the option provided in Section 12.01 applicable to this Section, (a) the Company shall be released from its obligations under Section 8.01(a)(3), Section 10.02, Sections 10.05 through 10.13, inclusive, and (b) the occurrence of an event specified in Sections 5.01(a)(3) (with respect to clauses (3), (4), (5), (7), (8) and (9) of Section 5.01(a), , Section 8.01(a)(3), Section 10.02, Sections 10.05 through 10.13, inclusive), 5.01(a)(4), 5.01(a)(5), 5.01(a)(7), 5.01(a)(8) and 5.01(a)(9) shall not be deemed to be an Event of Default (hereinafter, “covenant defeasance”).  For this purpose, such covenant defeasance means that the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such Section, clause or Article, whether directly or indirectly by reason of any reference elsewhere herein to any such Section, clause or Article or by reason of any reference in any such Section, clause or Article to any other provision herein or in any other document, but the remainder of this Indenture and such Notes shall be unaffected thereby.

SECTION 12.04 Conditions To Defeasance Or Covenant Defeasance.

(a) The following shall be the conditions to application of either Section 12.02 or Section 12.03 to the then outstanding Notes:

(1) The Company shall irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Notes, (A) cash in U.S. dollars in an amount, or (B) non-callable U.S. Government Securities which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (C) a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally-recognized firm of independent public accountants or other nationally recognized appraisal firm or investment bank, expressed in a written certification thereof delivered to the Trustee, to pay and discharge the principal of, premium, if any, and accrued and unpaid interest on the Notes, at the Maturity Date of such principal, premium, if any, or interest, or on dates for payment and redemption of such principal, premium, if any, and interest selected in accordance with the terms of this Indenture and the Notes; provided, that the Trustee shall have been irrevocably instructed in writing to apply such money or the proceeds of such U.S. Government Securities to the payment of such principal, premium, if any, and interest with respect to the Notes;

(2) In the case of an election under Section 12.02, the Company shall have delivered to the Trustee an Opinion of Counsel stating that:

(A) the Company has received from, or there has been published by, the Internal Revenue Service or Canada Revenue Agency a ruling, or

(B) the applicable U.S. federal or Canadian income tax law provides or since the date of this Indenture there has been a change in the applicable U.S. or Canadian federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the Notes or Persons in their positions will not recognize income gain or loss for U.S. or Canadian federal income tax purposes as a result of such defeasance and will be subject to U.S. or Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred;

(3) In the case of an election under Section 12.03, the Company shall have delivered to the Trustee an Opinion of Counsel stating to the effect that the Holders of the Notes will not recognize income, gain or loss for U.S. or Canadian federal income tax purposes as a result of covenant defeasance and will be subject to U.S. or Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

(4) No Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith);

(5) Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) The Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit under clause (a)(1) of this Section 12.04 was not made by the Company with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; and

(7) The Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the defeasance under Section 12.02 or the covenant defeasance under Section 12.03 (as the case may be) have been complied with.

SECTION 12.05 Deposited Money and U.S. Government Securities to be Held in Trust: Other Miscellaneous Provisions.

(a) Subject to the provisions of Section 12.04, all money and non-callable U.S. Government Securities (including the proceeds thereof) deposited with the Trustee pursuant to Section 12.04 in respect of the Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Notes, of all sums due and to become due thereon in respect of principal (and premium, if any) and interest, but such money need not be segregated from other funds except to the extent required by law.

(b) The Company and any Guarantors shall (on a joint and several basis) pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable U.S. Government Securities deposited pursuant to Section 12.04 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of Notes.

(c) Anything in this Article XII to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or U.S. Government Securities held by it as provided in Section 12.04 which, in the opinion of a nationally recognized firm of independent public accountants or other naturally recognized appraisal firm or investment bank expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent defeasance or covenant defeasance.

SECTION 12.06 Reinstatement.  If the Trustee or the Paying Agent is unable to apply any money or U.S. Government Securities in accordance with Section 12.02 or 12.03 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s and each Guarantor’s obligations under this Indenture, the Notes and the Guarantees, as the case may be, shall be revived and reinstated as though no deposit had occurred pursuant to this Article XII until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 12.02 or 12.03; provided, that if the Company or any Guarantors have made any payment of principal of, premium, if any, or accrued interest on any Notes because of the reinstatement of their obligations, the Company or such Guarantor, as the case may be, shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or U.S. Government Securities, as the case may be, held by the Trustee or Paying Agent.

ARTICLE XIII

COLLATERAL AND SECURITY

SECTION 13.01 Collateral and Collateral Documents.

(a) The due and punctual payment of the principal of and interest on the Notes when and as the same shall be due and payable, whether on an Interest Payment Date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of and interest on the Notes and performance of all other obligations of the Company and the Guarantors to the Holders, the Trustee or the Collateral Trustee under this Indenture, the Notes and the Collateral Documents, according to the terms hereunder or thereunder, shall be secured by Liens granted in favor of and held by the Collateral Trustee on the Notes Priority Lien Collateral and the ABL Priority Lien Collateral as provided in the Collateral Documents, which define the terms of the Liens that secure the Notes and the Guarantees, subject to the terms of the Intercreditor Agreement and the Collateral Trust Agreement.  Pursuant and subject to the terms of the Intercreditor Agreement, (1) the Liens on the Notes Priority Lien Collateral securing the Notes rank senior to the Liens on the Notes Priority Lien Collateral securing the ABL Debt Obligations and any future Subordinated Lien Obligations and (2) the Liens on the ABL Priority Lien Collateral securing the Notes rank junior to the Liens on the ABL Priority Lien Collateral securing the ABL Debt Obligations, but senior to the Liens on the ABL Priority Lien Collateral securing any future Subordinated Lien Obligations.

(b) The Collateral Trustee holds the Notes Priority Lien Collateral in trust for the benefit of the Trustee and the Holders, in each case pursuant to the terms of the Collateral Documents.  Each Holder, by accepting a Note, consents and agrees to the terms of the Collateral Documents (including the provisions providing for the possession, use, release and foreclosure of the Collateral) as the same may be in effect or may be entered into and delivered to the Collateral Trustee and/or amended from time to time in accordance with their terms and this Indenture, and authorizes and directs (i) the Collateral Trustee to enter into the Collateral Documents and to perform its obligations and exercise its rights thereunder in accordance therewith and (ii) the Trustee to enter into the Collateral Trust Agreement and to perform its obligations and exercise its rights thereunder in accordance therewith.

(c) The Company shall, and shall cause the Guarantors to, deliver to the Collateral Trustee copies of all documents pursuant to the Collateral Documents, and will do or cause to be done all such acts and things as may be reasonably required by the next sentence of this Section 13.01, to assure and confirm to the Collateral Trustee the security interest in the Collateral contemplated hereby, by the Collateral Documents or any part thereof, as from time to time constituted, so as to render the same available for the security and benefit of this Indenture and of the Notes secured hereby, according to the intent and purposes herein expressed.

(d) The Company shall, and shall cause the Guarantors to, use its commercially reasonable efforts to take any and all actions reasonably required to cause the Collateral Documents to create and maintain, as security for the Notes and Guarantees and other Priority Lien Obligations, a valid and enforceable perfected Lien (subject to Permitted Liens) and security interest in and on all of the Collateral (subject to the terms of the Intercreditor Agreement and the Collateral Trust Agreement), in favor of the Collateral Trustee for the benefit of the Secured Parties.  Notwithstanding anything stated herein or in the Collateral Documents, however, the Collateral shall not include the Excluded Assets.

(e) If the validity or effectiveness of the grant and creation of a security interest over any part of any Leasehold Collateral Pending Consent is dependent on the Company or any Guarantor obtaining consent, authorization, approval or waiver of any third party, then the Company or such Guarantor, as the case may be, will use reasonable commercial efforts in order to obtain the applicable consent, authorization, approval or waiver, provided, that the Company is not required to give up any economic concessions (other than economic concessions that, in the sole good faith judgment of the Company, are not material in relation to the economic value of such Leasehold  Collateral Pending Consent in question) to obtain any such consent, authorization of approval.  To the extent that such consent is not obtained within 90 days after the Issue Date, the aggregate book value of such Leasehold Collateral Pending Consent will count towards the $25,000,000 basket referred to in the proviso to paragraph (2) of the definition of Excluded Assets.

(f) To the extent that any waterlot or foreshore leases forming part of the Leasehold Collateral are not registered against title to the lands leased under such leases by the Company or any of the Guarantors, the security interest granted over such leases shall constitute an unregistered security interest. For greater certainty, the Company and the Guarantors shall be under no obligation to take any steps to register, in any applicable land title office, any unregistered waterlot or foreshore leases forming part of the Leasehold Collateral.

(g) The Collateral Trustee shall deliver to the Trustee copies of all notices, directions and other documents delivered to the Collateral Trustee under the Collateral Documents.

SECTION 13.02 Equal and Ratable Sharing of Collateral.  Notwithstanding (1) anything to the contrary contained in the Collateral Documents; (2) the time of incurrence of any Series of Priority Lien Debt; (3) the order or method of attachment or perfection of any Lien securing any Series of Priority Lien Debt; (4) the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Liens securing any Series of Priority Lien Debt; (5) the time of taking possession or control over any Collateral securing any Series of Priority Lien Debt; (6) that any Priority Lien may not have been perfected or may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or (7) the rules for determining priority under any law governing relative priorities of Liens, all Liens granted at any time by the Company or any Guarantor in the Collateral to secure Priority Lien Obligations will secure, equally and ratably, all present and future Priority Lien Obligations of the Company or such Guarantor, as the case may be.

The foregoing provision is intended for the benefit of, and are enforceable by, each present and future holder of Priority Lien Obligations, each present and future Priority Lien Representative and the Collateral Trustee, as holder of Priority Liens, in each case, as a party to the Collateral Trust Agreement or as a third party beneficiary thereof.  The Priority Lien Representative of each future Series of Priority Lien Debt is required pursuant to the Collateral Trust Agreement to deliver a Lien Sharing and Priority Confirmation to the Collateral Trustee and the Trustee at the time of incurrence of such Series of Priority Lien Debt.

SECTION 13.03 Ranking of Subordinated Liens.  Notwithstanding (1) anything to the contrary contained in the Collateral Documents; (2) the time of incurrence of any Series of Secured Debt; (3) the order or method of attachment or perfection of any Liens securing any Series of Secured Debt; (4) the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Lien upon any Collateral; (5) the time of taking possession or control over any Collateral; (6) that any Priority Lien may not have been perfected or may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or (7) the rules for determining priority under any law governing relative priorities of Liens, all Liens granted at any time by the Company or any Guarantor in the Collateral to secure Subordinated Lien Obligations are subject and subordinate to all Priority Liens securing all present and future Priority Lien Obligations of the Company or such Guarantor, as the case may be.

The Subordinated Lien Documents, if any, shall require that the foregoing provision is intended for the benefit of, and is enforceable by, each present and future holder of Priority Lien Obligations, each present and future Priority Lien Representative and the Collateral Trustee as holder of Priority Liens, in each case, as a party to the Collateral Trust Agreement or as a third party beneficiary thereof. The Subordinated Lien Representative of each future Series of Subordinated Lien Debt is required pursuant to the Collateral Trust Agreement to deliver a Lien Sharing and Priority Confirmation to the Collateral Trustee at the time of incurrence of such Series of Subordinated Lien Debt.

SECTION 13.04 Relative Rights.  Nothing in the Priority Debt Documents will:

(1) impair, as between the Company and the Holders, the obligation of the Company to pay principal, interest, premium, if any, on the Notes in accordance with their terms or any other obligation of the Company or any Guarantor under this Indenture, the Notes or the Collateral Documents;

(2) affect the relative rights of the Holders as against any other creditors of the Company or any Guarantor (other than as expressly specified in the Intercreditor Agreement or the Collateral Trust Agreement);

(3) restrict the right of any Holder to sue for payments that are then due and owing (but not the right to enforce any judgment in respect thereof against any Collateral to the extent specifically prohibited by the provisions of the Intercreditor Agreement or the Collateral Trust Agreement);

(4) restrict or prevent any holder of Notes or other Priority Lien Obligations, the Trustee, the Collateral Trustee or any other Person from exercising any of its rights or remedies upon a Default or Event of Default not specifically restricted or prohibited by the provisions of the Intercreditor Agreement or the Collateral Trust Agreement; or

(5) restrict or prevent any holder of Notes or other Priority Lien Obligations, the Trustee, the Collateral Trustee or any other Person from taking any lawful action in an Insolvency or Liquidation Proceeding not specifically restricted or prohibited by the provisions of the Intercreditor Agreement or the Collateral Trust Agreement.

SECTION 13.05 Further Assurances.  The Company and each of the Guarantors will do or cause to be done all acts and things that may be reasonably required to assure and confirm that the Collateral Trustee holds, for the benefit of the holders of Obligations under the Priority Lien Documents, duly created and enforceable and perfected Liens upon the Collateral (including any property or assets that are acquired or otherwise become Collateral after the Notes are issued), in each case, as and to the extent contemplated by, and with the Lien priority required under, the Secured Debt Documents.

SECTION 13.06 Use of Collateral.  Subject to the terms of the Collateral Documents, the Company and the Guarantors will have the right to remain in possession and retain exclusive control of the Collateral securing the Notes, the Guarantee and other Priority Lien Obligations, to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

SECTION 13.07 Release of Collateral.

(a) The Collateral may be released from the Lien and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Collateral Documents or as provided hereby.  The Company and the Guarantors will be entitled to a release of property and other assets included in the Collateral from the Liens securing the Notes and this Indenture, without the consent or direction of any Holder, and the Trustee (subject to its receipt of an Officers’ Certificate and Opinion of Counsel as provided below) shall release, or instruct the Collateral Trustee to release, as applicable, the same from such Liens at the Company’s request and sole cost and expense, under one or more of the following circumstances:

(1) payment in full of the principal of, together with accrued and unpaid interest on the Notes and all other Obligations under this Indenture and other Priority Lien Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, are paid;

(2) to enable the Company or any Guarantor to sell, exchange or otherwise dispose of any of the Collateral to a Person other than the Company or a Guarantor to the extent not prohibited under Section 10.09 or Article VIII;

(3) in the case of a Guarantor that is released from its Guarantee with respect to the Notes, the release of the property and assets of such Guarantor;

(4) in the case of a Guarantor which is designated an Unrestricted Subsidiary in accordance Section 10.06, the release of the property and assets of such Guarantor;

(5) pursuant to an amendment or waiver in accordance with Article IX;

(6) if the Notes have been discharged or defeased pursuant to Section 4.01, Section 12.02 or Section 12.03; or

(7) if and to the extent required by the provisions of the Intercreditor Agreement.

Upon receipt of (i) an Officers’ Certificate and an Opinion of Counsel certifying that all conditions precedent under this Indenture and the other Priority Lien Documents to such release have been satisfied and (ii) any necessary or proper instruments of termination, satisfaction or release prepared by the Company, the Trustee shall, or shall request the Collateral Trustee to, execute, deliver or acknowledge (at the Company’s expense) such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to this Indenture or the Collateral Documents.  The Trustee shall not be liable for any such release undertaken in reliance upon any such Officers’ Certificate or Opinion of Counsel, and notwithstanding any term hereof or in any Collateral Document to the contrary, the Trustee shall not be under any obligation to release any such Lien and security interest, or execute and deliver any such instrument of release, satisfaction or termination, unless and until it receives such Officers’ Certificate and Opinion of Counsel.  The Collateral Trustee shall not be liable for any such release undertaken in good faith in reliance upon instructions from the Trustee, and the Collateral Trustee shall not be under any obligation to release any such Lien and security interest, or execute and deliver any such instrument of release, satisfaction or termination, unless and until it receives such instructions from the Trustee.

Subject to the rights of the holders of Permitted Liens, neither the Company nor any of its Restricted Subsidiaries may take any action, or knowingly or negligently omit to take any action, which action or omission would reasonably be expected to have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Trustee and the Holders.  However, any release of Collateral in accordance with the provisions of this Indenture will be deemed not to impair the security under this Indenture and any Person may rely on this provision in delivering a certificate requesting release so long as all other provisions of this Indenture with respect to such release have been complied with.

SECTION 13.08 Suits To Protect the Collateral.  Subject to the provisions of this Indenture, the Intercreditor Agreement and the Collateral Trust Agreement, the Trustee, on behalf of the Holders, may or may direct the Collateral Trustee to take all actions necessary or appropriate in order to:

(a) enforce any of the terms of the Collateral Documents; and

(b) collect and receive any and all amounts payable in respect of the Obligations hereunder.

Subject to the provisions of the Collateral Documents, the Trustee shall have power to institute and to maintain such suits and proceedings as it may determine to preserve or protect its interests and the interests of the Holders in the Collateral.  Nothing in this Section 13.08 shall be considered to impose any such duty or obligation to act on the part of the Trustee.

SECTION 13.09 Authorization of Receipt of Funds by the Trustee Under the Collateral Documents.  Subject to the provisions of the Intercreditor Agreement and the Collateral Trust Agreement, the Trustee is authorized to receive any funds for the benefit of the Holders distributed under the Collateral Documents, and to make further distributions of such funds to the Holders according to the provisions of this Indenture.

SECTION 13.10 Purchaser Protected.  In no event shall any purchaser in good faith of any property purported to be released hereunder be bound to ascertain the authority of the Collateral Trustee or the Trustee to execute the release or to inquire as to the satisfaction of any conditions required by the provisions hereof for the exercise of such authority or to see to the application of any consideration given by such purchaser or other transferee; nor shall any purchaser or other transferee of any property or rights permitted by this Article XIII to be sold be under any obligation to ascertain or inquire into the authority of the Company or the applicable Guarantor to make any such sale or other transfer.

SECTION 13.11 Powers Exercisable by Receiver or Trustee.

(a) In case the Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article XIII upon the Company or a Guarantor with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Company or a Guarantor or of any officer or officers thereof required by the provisions of this Article XIII; and if the Collateral Trustee shall be in the possession of the Collateral under any provision of this Indenture, then such powers may be exercised by the Collateral Trustee.

(b) The parties hereto and the Holders hereby agree and acknowledge that in the exercise of its rights under this Indenture and other Priority Lien Documents, the Trustee may hold or obtain indicia of ownership primarily to protect the security interest of the Trustee in the Collateral, including without limitation the properties under the Mortgages, and that any such actions taken by the Trustee shall not be construed as or otherwise constitute any participation in the management of such Collateral, including without limitation the properties under the Mortgages.

SECTION 13.12 Collateral Trustee.

(a) The Company has appointed Computershare Trust Company of Canada to serve as the Collateral Trustee for the benefit of the Trustee and the holders of (1) the Notes; (2) all other Priority Lien Obligations outstanding from time to time, if any; and (3) all Subordinated Lien Obligations outstanding from time to time, if any.  The Trustee and each of the Holders by acceptance of the Notes hereby designates and appoints the Collateral Trustee as its agent under this Indenture and the Collateral Documents and the Trustee and each of the Holders by acceptance of the Notes hereby irrevocably authorizes the Collateral Trustee to take such action on its behalf under the provisions of this Indenture and the Collateral Documents and to exercise such powers and perform such duties as are expressly delegated to the Collateral Trustee by the terms of this Indenture and the Collateral Documents, together with such powers as are reasonably incidental thereto.

(b) The Collateral Trustee agrees to act as such on the express conditions contained in this Section 13.12.  The provisions of this Section 13.12 are solely for the benefit of the Collateral Trustee and none of the Trustee, any of the Holders nor any of the Grantors shall have any rights as a third party beneficiary of any of the provisions contained herein other than as expressly provided in Section 13.05.  Notwithstanding any provision to the contrary contained elsewhere in this Indenture and the Collateral Documents, the Collateral Trustee shall not have any duties or responsibilities, except those expressly set forth herein, nor shall the Collateral Trustee have or be deemed to have any fiduciary relationship with the Trustee, any Holder or any Grantor, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Indenture and the Collateral Documents or otherwise exist against the Collateral Trustee.  Without limiting the generality of the foregoing sentence, the use of the term “agent” in this Indenture with reference to the Collateral Trustee is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law.  Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.  Except as expressly otherwise provided in this Indenture, the Collateral Trustee shall have and may use its sole discretion with respect to exercising or refraining from exercising any discretionary rights or taking or refraining from taking any actions which the Collateral Trustee is expressly entitled to take or assert under this Indenture and the Collateral Documents, including the exercise of remedies pursuant to Article V, and any action so taken or not taken shall be deemed consented to by the Holders.

(c) Neither the Company nor any of its Affiliates may act as Collateral Trustee.  No Secured Debt Representative may serve as Collateral Trustee; provided, that the Trustee under this Indenture may serve as Collateral Trustee if the Notes are the only Secured Obligations outstanding.

(d) The Collateral Trustee holds (directly or through co-trustees or agents), and is entitled to enforce on behalf of the holders of Priority Lien Obligations and Subordinated Lien Obligations, if any, all Liens on the Collateral created by the applicable Collateral Documents for their benefit, subject to the provisions of the Intercreditor Agreement and the Collateral Trust Agreement, in each case as described below.

(e) Except as provided in the Collateral Trust Agreement or as directed by an Act of Required Debtholders in accordance with the Collateral Trust Agreement, the Collateral Trustee will not be obligated:

(1) to act upon directions purported to be delivered to it by any Person;

(2) to foreclose upon or otherwise enforce any Lien; or

(3) to take any other action whatsoever with regard to any or all of the applicable Collateral Documents, the Liens created thereby or the Collateral.

(f) the Company will deliver to each Secured Debt Representative, copies of all Collateral Documents delivered to the Collateral Trustee.

(g) The Collateral Trustee may execute any of its duties under this Indenture or the Collateral Documents by or through agents, employees, attorneys-in-fact or through its Related Persons and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Collateral Trustee shall not be responsible for the negligence or misconduct of any agent, employee, attorney-in-fact or Related Person that it selects as long as such selection was made without gross negligence or willful misconduct.

(h) None of the Collateral Trustee or any of its Related Persons shall (i) be liable for any action taken or omitted to be taken by any of them under or in connection with this Indenture or the transactions contemplated hereby (except for its own gross negligence or willful misconduct) or under or in connection with the Collateral Document or the transactions contemplated thereby (except for its own gross negligence or willful misconduct), or (ii) be responsible in any manner to any of the Trustee or any Holder for any recital, statement, representation, warranty, covenant or agreement made by the Company or any Grantor or Affiliate of any Grantor, or any officer or Related Person thereof, contained in this or any Indenture, or in any certificate, report, statement or other document referred to or provided for in, or received by the Collateral Trustee under or in connection with, this Indenture or any other indenture or the Collateral Documents, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Indenture or any other Indenture or the Collateral Documents, or for any failure of any Grantor or any other party to this Indenture or the Collateral Documents to perform its obligations hereunder or thereunder.  None of the Collateral Trustee or any of its respective Related Persons shall be under any obligation to the Trustee or any Holder to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this or any other Indenture or the Collateral Documents or to inspect the properties, books, or records of any Grantor or any Grantor’s Affiliates.

(i) The Collateral Trustee shall be entitled to rely conclusively, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, facsimile, telex, or telephone message, statement, or other document or conversation believed by it to be genuine and correct and to have been signed, sent, or made by the proper Person or Persons, and upon advice and statements of legal counsel (including, without limitation, counsel to any Grantor), independent accountants and other experts and advisors selected by the Collateral Trustee.  The Collateral Trustee shall be fully justified in failing or refusing to take any action under this Indenture, any other indenture or the Collateral Documents unless it shall first receive such request or concurrence of the Trustee as it deems appropriate and direction as provided for in the Collateral Trust Agreement and, if it so requests, it shall first be indemnified and funded to its satisfaction by the Holders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action.  The Collateral Trustee shall in all cases be fully protected in acting, or in refraining from acting, under this Indenture, any other indenture or the Collateral Documents in accordance with a request or consent of the Trustee or an Act of Required Debtholders and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Holders.

(j) The Collateral Trustee shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, unless the Collateral Trustee shall have received written notice from the Trustee or a Grantor or an Act of Required Debtholders referring to this Indenture, describing such Default or Event of Default and stating that such notice is a “notice of default.”  Subject to the terms of the Intercreditor Agreement and the Collateral Trust Agreement, the Collateral Trustee shall take such action with respect to such Default or Event of Default as may be requested by the Trustee in accordance with Article V (subject to this Section 13.12); provided, however, that unless and until the Collateral Trustee has received any such request, the Collateral Trustee may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable.

(k) Computershare Trust Company of Canada and its respective Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire equity interests in and generally engage in any kind of banking, trust, financial advisory, underwriting, or other business with any Grantor and its Affiliates as though it was not the Collateral Trustee hereunder and without notice to or consent of the Trustee. The Trustee and the Holders acknowledge that, pursuant to such activities, Computershare Share Trust Company of Canada or its respective Affiliates may receive information regarding any Grantor or its Affiliates (including information that may be subject to confidentiality obligations in favor of any such Grantor or such Affiliate) and acknowledge that the Collateral Trustee shall not be under any obligation to provide such information to the Trustee or the Holders. Nothing herein shall impose or imply any obligation on the part of the Computershare Share Trust Company of Canada to advance funds.

(l) The Collateral Trustee may resign at any time upon thirty (30) days prior written notice to the Trustee and the Grantors, such resignation to be effective upon the acceptance of a successor agent to its appointment as Collateral Trustee.  If the Collateral Trustee resigns under this Indenture, the Company shall appoint a successor collateral trustee.  If no successor collateral trustee is appointed prior to the intended effective date of the resignation of the Collateral Trustee (as stated in the notice of resignation), the Collateral Trustee may, at the expense of the Company, petition a court of competent jurisdiction for the appointment of a successor collateral trustee.  Upon the acceptance of its appointment as successor collateral trustee hereunder, such successor collateral trustee shall succeed to all the rights, powers and duties of the retiring Collateral Trustee, and the term “Collateral Trustee” shall mean such successor collateral trustee, and the retiring Collateral Trustee’s appointment, powers and duties as the Collateral Trustee shall be terminated.  After the retiring Collateral Trustee’s resignation hereunder, the provisions of this Section 13.12 (and Section 6.06) shall continue to inure to its benefit and the retiring Collateral Trustee shall not by reason of such resignation be deemed to be released from liability as to any actions taken or omitted to be taken by it while it was the Collateral Trustee under this Indenture.

(m) Computershare Trust Company of Canada shall initially act as Collateral Trustee and shall be authorized to appoint co-Collateral Trustees as necessary in its sole discretion.  Except as otherwise explicitly provided herein or in the Collateral Documents, neither the Collateral Trustee nor any of its respective officers, directors, employees or agents or other Related Persons shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof.  The Collateral Trustee shall be accountable only for amounts that it actually receives as a result of the exercise of such powers, and neither the Collateral Trustee nor any of its officers, directors, employees or agents shall be responsible for any act or failure to act hereunder, except for its own willful misconduct or gross negligence.

(n) The Collateral Trustee is authorized and directed to (i) enter into the Collateral Documents, (ii)  bind the Holders on the terms as set forth in the Collateral Documents and (iii) perform and observe its obligations under the Collateral Documents.

(o) The Trustee shall not be obliged to, and shall not be obliged to instruct the Collateral Trustee to, unless specifically requested to do so by the Holders of a majority in aggregate principal amount of the Notes, take or cause to be taken any action to enforce its rights under this Indenture or the other Priority Lien Documents or against any Grantor, including the commencement of any legal or equitable proceedings to foreclose any Lien on, or otherwise enforce any security interest in, any of the Collateral.

If at any time or times the Trustee shall receive (i) by payment, foreclosure, set-off or otherwise, any proceeds of Collateral or any payments with respect to the Obligations arising under, or relating to, this Indenture, except for any such proceeds or payments received by the Trustee from the Collateral Trustee pursuant to the terms of this Indenture, or (ii) payments from the Collateral Trustee in excess of the amount required to be paid to the Trustee pursuant to Article V, the Trustee shall promptly turn the same over to the Collateral Trustee, in kind, and with such endorsements as may be required to negotiate the same to the Collateral Trustee.

(p) The Collateral Trustee is each Holder’s agent for the purpose of perfecting the Holders’ security interest in assets which, in accordance with Article 9 of the Uniform Commercial Code can be perfected only by possession and for the purpose of obtaining control of such assets pursuant to the Personal Property Security Act (British Columbia) and such other applicable law.  Should the Trustee obtain possession of any such Collateral, upon request from the Company, the Trustee shall notify the Collateral Trustee thereof, and, promptly deliver such Collateral to the Collateral Trustee.

(q) The Collateral Trustee shall have no obligation whatsoever to the Trustee or any of the Holders to assure that the Collateral exists or is owned by any Grantor or is cared for, protected, or insured or has been encumbered, or that the Collateral Trustee’s Liens have been properly or sufficiently or lawfully created, perfected, protected, maintained or enforced or are entitled to any particular priority, or to determine whether all or any part of the Grantor’s property constituting collateral intended to be subject to the Lien and security interest of the Collateral Documents has been properly and completely listed or delivered, as the case may be, or the genuineness, validity, marketability or sufficiency thereof or title thereto, or to exercise at all or in any particular manner or under any duty of care, disclosure, or fidelity, or to continue exercising, any of the rights, authorities, and powers granted or available to the Collateral Trustee pursuant to this Indenture or any Collateral Document, it being understood and agreed that in respect of the Collateral, or any act, omission, or event related thereto, the Collateral Trustee may act in any manner it may deem appropriate, in its sole discretion given the Collateral Trustee’s own interest in the Collateral and that the Collateral Trustee shall have no other duty or liability whatsoever to the Trustee or any Holder as to any of the foregoing.

(r) No provision of this Indenture or any Collateral Document shall require the Collateral Trustee (or the Trustee) to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or thereunder or to take or omit to take any action hereunder or thereunder.

(s) The Collateral Trustee (i) shall not be liable for any action it takes or omits to take in good faith which it reasonably believes to be authorized or within its rights or powers, or for any error of judgment made in good faith by a Responsible Officer, (ii) shall not be liable for interest on any money received by it except as the Collateral Trustee may agree in writing with the Company (and money held in trust by the Collateral Trustee need not be segregated from other funds except to the extent required by law) and (iii) Collateral Trustee may consult with counsel of its selection and the advice or opinion of such counsel as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it in good faith and in accordance with the advice or opinion of such counsel. The grant of permissive rights or powers to the Collateral Trustee shall not be construed to impose duties to act.

(t) Neither the Collateral Trustee nor the Trustee shall be liable for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters.  Neither the Collateral Trustee nor the Trustee shall be liable for any indirect, special, punitive or consequential damages (included but not limited to lost profits) whatsoever, even if it has been informed of the likelihood thereof and regardless of the form of action.

(u) In no event shall the Trustee have any duty, liability or obligation to pay any fees, expenses or other amounts, including any indemnification, to the Collateral Trustee.

ARTICLE XIV

GUARANTEE OF NOTES

SECTION 14.01 Guarantee.  (a) Subject to the provisions of this Article XIV, each Guarantor hereby jointly and severally unconditionally guarantees, on a senior basis, to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors, irrespective of (i) the validity and enforceability of this Indenture, the Notes or the Obligations of the Company or any other Guarantors to the Holders or the Trustee hereunder or thereunder or (ii) the absence of any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or default of a Guarantor, that: (a) the principal of, premium, if any, and interest on and any Additional Amounts, if any, with respect to the Notes will be duly and punctually paid in full when due, whether at maturity, by acceleration or otherwise, and interest on the overdue principal and (to the extent permitted by law) interest on and Additional Amounts, if any, with respect to the Notes and all other Obligations of the Company or any Guarantor to the Holders or the Trustee hereunder or thereunder (including amounts due the Trustee under Section 6.06) and all other Obligations under this Indenture or the Notes will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and (b) in case of any extension of time of payment or renewal of any Notes or any of such other Obligations, the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise.  Failing payment when due of any amount so guaranteed, or failing performance of any other Obligation of the Company to the Holders and/or the Trustee, for whatever reason, each Guarantor will be obligated to pay, or to perform or cause the performance of, the same immediately.  An Event of Default under this Indenture or the Notes shall constitute an event of default under this Guarantee, and shall entitle the Holders of Notes or the Trustee to accelerate the Obligations of the Guarantors hereunder in the same manner and to the same extent as the Obligations of the Company.

(b) Each Guarantor, by execution of this Indenture, agrees that its obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of this Indenture or the Notes, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, any release of any other Guarantor, the recovery of any judgment against the Company, any action to enforce the same, whether or not a Guarantee is affixed to any particular Note, or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor.  Each Guarantor, by execution of this Indenture, waives the benefit of diligence, presentment, demand for payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenants that such Guarantee will not be discharged except by complete performance of the obligations contained in the Notes, this Indenture and such Guarantee.  The Guarantee is a guarantee of payment and not of collection.  If any Holder or the Trustee is required by any court or otherwise to return to the Company or to any Guarantor, or any custodian, trustee, liquidator or other similar official acting in relation to the Company or such Guarantor, any amount paid by the Company or such Guarantor to the Trustee or such Holder, the Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.  Each Guarantor further agrees that, as between it, on the one hand, and the Holders and the Trustee, on the other hand, (a) subject to this Article XIV, the maturity of the obligations guaranteed hereby may be accelerated as provided in Article V for the purposes of the Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (b) in the event of any acceleration of such obligations as provided in Article V, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of such Guarantee.

(c) The Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against the Company for liquidation or reorganization, should the Company become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the Company’s assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Notes are pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes, whether as a “voidable preference,” “fraudulent transfer” or otherwise, all as though such payment or performance had not been made.  In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Notes shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

SECTION 14.02 Execution and Delivery of Guarantee.  (a) To further evidence the Guarantee set forth in Section 14.01, each Guarantor hereby agrees that a notation of such Guarantee, substantially in the form included in Annex C hereto, shall be endorsed on each Note authenticated and delivered by the Trustee after this Article XIV with respect to such Guarantor becomes effective in accordance with Section 10.11 and such Guarantee shall be executed by either manual or facsimile signature of an Officer of each Guarantor.  The validity and enforceability of any Guarantee shall not be affected by the fact that it is not affixed to any particular Note.

(b) Each of the Guarantors hereby agrees that its Guarantee set forth in Section 14.01 shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Guarantee.

(c) If an Officer of a Guarantor whose signature is on this Indenture or a Guarantee no longer holds that office at the time the Trustee authenticates the Note on which such Guarantee is endorsed or at any time thereafter, such Guarantor’s Guarantee of such Note shall be valid nevertheless.

(d) The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of any Guarantee set forth in this Indenture on behalf of the Guarantor.

SECTION 14.03 Limitation Of Guarantee.  The obligations of each Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under this Indenture, result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.  Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the net assets of each Guarantor, determined in accordance with GAAP.

SECTION 14.04 Additional Guarantors.  Any Person may become a Guarantor by executing and delivering to the Trustee a supplemental indenture in accordance with Section 10.11.

SECTION 14.05 Release Of Guarantor.  (a) A Guarantor shall be released from all of its obligations under its Guarantee if:

(1) the Guarantor has sold, disposed of or otherwise transferred (or a sale, disposition or other transfer of such Guarantor’s Capital Stock occurs following which such Guarantor is no longer a Restricted Subsidiary) all or substantially all of its assets or the Company and its Restricted Subsidiaries have sold all of the Capital Stock of the Guarantor owned by them, in each case in a transaction in compliance with the terms of this Indenture (including Sections 10.09 and 8.01);

(2) the Guarantor merges or amalgamates with or into or consolidates with, or transfers all or substantially all of its assets to, the Company or another Guarantor in a transaction in compliance with Section 8.01, and the successor entity formed thereby is no longer required to be a Guarantor under the terms of this Indenture;

(3) the Guarantor is designated an Unrestricted Subsidiary in compliance with Section 10.06 or the Guarantor becomes an Immaterial Subsidiary;

(4) the Company has effected defeasance or covenant defeasance with respect to the Notes in accordance with Section 12.02 or 12.03;

(5) the Notes are satisfied and discharged in accordance with Section 4.01; or

(6) in the case of a non-Wholly-owned Restricted Subsidiary which had become a Guarantor as a result of such Subsidiary guaranteeing any other Debt of the Company or any other Guarantor, the guarantee which gave rise to the requirement that such Subsidiary become a Guarantor has been released;

and in each such case, the Guarantor has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to such transactions have been complied with and that such release is authorized and permitted hereunder and under the other Priority Lien Documents.  If a Guarantee is released, any Collateral which secures such Guarantee will also be automatically released.

(b) If all of the conditions to release contained in this Section 14.05 have been satisfied, the Trustee shall execute any documents reasonably requested by the Company or any Guarantor, at the sole cost and expense of the Company, in order to evidence the release of such Guarantor from its obligations under its Guarantee endorsed on the Notes and under this Article XIV.

SECTION 14.06 Waiver of Subrogation.  Each Guarantor, by execution of its Guarantee, waives to the extent permitted by law any claim or other rights which it may now or hereafter acquire against the Company that arise from the existence, payment, performance or enforcement of such Guarantor’s obligations under such Guarantee and this Indenture, including, without limitation, any right of subrogation, reimbursement, exoneration, indemnification, and any right to participate in any claim or remedy of any Holder against the Company, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including, without limitation, the right to take or receive from the Company, directly or indirectly, in cash or other property or by set-off or in any other manner, payment on account of such claim or other rights.  If any amount shall be paid to any Guarantor in violation of the preceding sentence and the Notes shall not have been paid in full, such amount shall have been deemed to have been paid to such Guarantor for the benefit of, and held in trust for the benefit of, the Holders of the Notes, and shall forthwith be paid to the Trustee for the benefit of such Holders to be credited and applied upon the Notes, whether matured or unmatured, in accordance with the terms of this Indenture.  Each Guarantor, by execution of its Guarantee, will acknowledge that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the waiver set forth in this Section 14.06 is knowingly made in contemplation of such benefits.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

ISSUER:

CATALYST PAPER CORPORATION

By:             (signed)  “Valerie Seager”_________
Name: Valerie Seager
Title:   Vice President and General Counsel

THE CANADIAN GUARANTORS:

0606890 B.C. LTD.

By:             (signed)  “Valerie Seager”_________
Name: Valerie Seager
Title:   Corporate Secretary and Legal Counsel

CATALYST PAPER

By: CATALYST PAPER CORPORATION, its managing partner

By:             (signed)  “Valerie Seager”_________
Name: Valerie Seager
Title:   Vice President and General Counsel

CATALYST PAPER ENERGY HOLDINGS INC.

By:             (signed)  “Valerie Seager”_________
Name: Valerie Seager
Title:   Corporate Secretary and Legal Counsel

CATALYST PAPER FINANCE LIMITED

By:             (signed)  “Valerie Seager”_________
Name: Valerie Seager
Title:   Corporate Secretary and Legal Counsel

CATALYST PULP AND PAPER SALES INC.

By:             (signed)  “Valerie Seager”_________
Name: Valerie Seager
Title:   Corporate Secretary and Legal Counsel

CATALYST PULP OPERATIONS LIMITED

By:             (signed)  “Valerie Seager”_________
Name: Valerie Seager
Title:   Corporate Secretary and Legal Counsel

CATALYST PULP SALES INC.

By:             (signed)  “Valerie Seager”_________
Name: Valerie Seager
Title:   Corporate Secretary and Legal Counsel

ELK FALLS PULP AND PAPER LIMITED

By:             (signed)  “Valerie Seager”_________
Name: Valerie Seager
Title:   Corporate Secretary and Legal Counsel

PACIFICA POPLARS LTD.

By:             (signed)  “Valerie Seager”_________
Name: Valerie Seager
Title:   Corporate Secretary and Legal Counsel

THE U.S. GUARANTORS:

CATALYST PAPER HOLDINGS INC.

By:             (signed)  “Valerie Seager”_________
Name: Valerie Seager
Title:   Corporate Secretary and Legal Counsel

CATALYST PAPER RECYCLING INC.

By:             (signed)  “Valerie Seager”_________
Name: Valerie Seager
Title:   Secretary

CATALYST PAPER (SNOWFLAKE) INC.

By:             (signed)  “Valerie Seager”_________
Name: Valerie Seager
Title:   Secretary

CATALYST PAPER (USA) INC.

By:             (signed)  “Valerie Seager”_________
Name: Valerie Seager
Title:   Corporate Secretary and Legal Counsel

PACIFICA PAPERS SALES INC.

By:             (signed)  “Valerie Seager”_________
Name: Valerie Seager
Title:   Corporate Secretary and Legal Counsel

PACIFICA PAPERS US INC.

By:             (signed)  “Valerie Seager”_________
Name: Valerie Seager
Title:   Corporate Secretary and Legal Counsel

PACIFICA POPLARS INC.

By:             (signed)  “Valerie Seager”_________
Name: Valerie Seager
Title:   Corporate Secretary and Legal Counsel

THE APACHE RAILWAY COMPANY

By:             (signed)  “Valerie Seager”_________
Name: Valerie Seager
Title:   Secretary

THE HUNGARY GUARANTOR:

CATALYST PAPER SERVICES (HUNGARY) LIMITED LIABILITY COMPANY

By:             (signed)  “Patricia Sakai”_________
Name: Patricia Sakai
Title:  Managing Director

CATALYST PAPER SERVICES (HUNGARY) LIMITED LIABILITY COMPANY

By:             (signed)  “Erzsebet Gati”_______  __
Name: Erzsebet Gati
Title:  Managing Director

WILMINGTON TRUST FSB, AS TRUSTEE

By:             (signed)  “Timothy A. Mowdy”
Name: Timothy A. Mowdy
Title:   Vice President

COMPUTERSHARE SHARE TRUST COMPANY OF CANADA, AS COLLATERAL TRUSTEE

By:             (signed) “Nicole H. Clement”
Name: Nicole H. Clement
Title:   General Manager

ANNEX A — Form of

Regulation S Certificate

REGULATION S CERTIFICATE

Wilmington Trust FSB
Attn: Joseph O’Donnell
246 Goose Lane, Suite 105
Guilford, CT 06437
Fax No.: (203) 453-1183

Re:           Catalyst Paper Corporation

11% Senior Secured Notes Due December 15, 2016 (the “Notes”)

Reference is hereby made to the Indenture, dated as of March 10, 2010 (the “Indenture”), among Catalyst Paper Corporation, the Guarantors named therein, Wilmington Trust FSB, as Trustee, and Computershare Trust Company of Canada, as Collateral Trustee.  Terms used but not defined herein and defined in Regulation S or in the Indenture shall have the meanings given to them in Regulation S or the Indenture, as the case may be.

This certificate relates to US$_______________ aggregate principal amount of Notes, which are evidenced by the following certificate(s) (the “Specified Notes”):

ISIN No(s)._____________________________________

CERTIFICATE No(s).______________________________

The person in whose name this certificate is executed below (the “Undersigned”) hereby certifies that either (i) it is the sole beneficial owner of the Specified Notes or (ii) it is acting on behalf of all the beneficial owners of the Specified Notes and is duly authorized by them to do so.  Such beneficial owner or owners are referred to herein collectively as the “Owner”.  If the Specified Notes are represented by a Global Security, they are held through the U.S. Depositary or an DTC Agent Member in the name of the Undersigned, as or on behalf of the Owner.  If the Specified Notes are not represented by a Global Security, they are registered in the name of the Undersigned, as or on behalf of the Owner.

The Owner has requested that the Specified Notes be transferred to a person (the “Transferee”) who will take delivery in the form of a Regulation S Security or an interest therein.  In connection with such transfer, the Owner hereby certifies that, unless such transfer is being effected pursuant to an effective registration statement under the Securities Act, such transfer is being effected in accordance with Rule 904 or Rule 144 under the Securities Act and with all applicable securities laws of the states of the United States and other jurisdictions.  Accordingly, the Owner hereby further certifies as follows:

(a) the Owner is not a distributor of the Notes, an affiliate of the Company or any such distributor or a person acting on behalf of any of the foregoing;

(b) the offer of the Specified Notes was not made to a person in the United States;

(c) either:

(i) at the time the buy order was originated, the Transferee was outside the United States or the Owner and any person acting on its behalf reasonably believed that the Transferee was outside the United States, or

(ii) the transaction is being executed in, on or through the facilities of the Eurobond market, as regulated by the Association of International Bond Dealers, or another designated offshore securities market and neither the Owner nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States;

(d) no directed selling efforts in contravention of the requirements of Rule 904(b) have been made in the United States by or on behalf of the Owner or any affiliate thereof;

(e) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; and

(f) we have advised the Transferee of the transfer restrictions applicable to the Notes.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.  You and the Company are each entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Dated:   ___________________

(Print the name of the Undersigned, as such term is defined in the second paragraph of this certificate.)

 By:_______________________________________Name:

Title:

(If the Undersigned is a corporation, partnership or fiduciary, the title of the person signing on behalf of the Undersigned must be stated.)

A-

ANNEX B — Form of

Restricted Securities Certificate

RESTRICTED SECURITIES CERTIFICATE

Wilmington Trust FSB
Attn: Joseph O’Donnell
246 Goose Lane, Suite 105
Guilford, CT 06437
Fax No.: (203) 453-1183

Re:           Catalyst Paper Corporation

11% Senior Secured Notes Due December 15, 2016 (the “Notes”)

Reference is hereby made to the Indenture, dated as of March 10, 2010 (the “Indenture”), among Catalyst Paper Corporation, the Guarantors named therein, Wilmington Trust FSB, as Trustee, and Computershare Trust Company of Canada, as Collateral Trustee.  Terms used but not defined herein and defined in Rule 144A or in the Indenture shall have the meanings given to them in Rule 144A or the Indenture, as the case may be.

This certificate relates to US$_______________ aggregate principal amount of Notes, which are evidenced by the following certificate(s) (the “Specified Notes”):

CUSIP No(s).  _____________________________________

CERTIFICATE No(s).________________________________

The person in whose name this certificate is executed below (the “Undersigned”) hereby certifies that either (i) it is the sole beneficial owner of the Specified Notes or (ii) it is acting on behalf of all the beneficial owners of the Specified Notes and is duly authorized by them to do so.  Such beneficial owner or owners are referred to herein collectively as the “Owner”.  If the Specified Notes are represented by a Global Security, they are held through the U.S. Depositary or an DTC Agent Member in the name of the Undersigned, as or on behalf of the Owner.  If the Specified Notes are not represented by a Global Security, they are registered in the name of the Undersigned, as or on behalf of the Owner.

The Owner has requested that the Specified Notes be transferred to a person (the “Transferee”) who will take delivery in the form of a Restricted Security or an interest therein.  In connection with such transfer, the Owner hereby certifies that such transfer is being effected in accordance with Rule 144A under the Securities Act and all applicable securities laws of the states of the United States and other jurisdictions.  Accordingly, the Owner hereby further certifies as:

(a) the Specified Notes are being transferred to a person that the Owner and any person acting on its behalf reasonably believe is a “qualified institutional buyer” within the meaning of Rule 144A, acquiring for its own account or for the account of a qualified institutional buyer; and

(b) the Owner and any person acting on its behalf have taken reasonable steps to ensure that the Transferee is aware that the Owner may be relying on Rule 144A in connection with the transfer; and

(c) the Specified Notes are being transferred in compliance with any applicable blue sky securities law of all applicable states of the United States.

Upon giving effect to this request to exchange a beneficial interest in Regulation S Global Securities for a beneficial interest in the Restricted Global Security, the resulting beneficial interest shall be subject to the restrictions on transfer applicable to the Restricted Global Securities pursuant to the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.  You and the Company are each entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Dated:   ___________________

(Print the name of the Undersigned, as such term is defined in the second paragraph of this certificate.)

By: _____________________________________Name:

Title:

(If the Undersigned is a corporation, partnership or fiduciary, the title of the person signing on behalf of the Undersigned must be stated.)

B-

ANNEX C — Form of

Guarantee

[FORM OF GUARANTEE]

Each of the undersigned (the “Guarantors”) hereby jointly and severally unconditionally guarantees, to the extent set forth in the Indenture dated as of March 10, 2010 by and between Catalyst Paper Corporation, as issuer, the Guarantors, Wilmington Trust FSB, as Trustee and Computershare Trust Company of Canada, as Collateral Trustee (as amended, restated or supplemented from time to time, the “Indenture”), and subject to the provisions of the Indenture, (a) the due and punctual payment of the principal of, and premium, if any, and interest on the Notes, when and as the same shall become due and payable, whether at maturity, by acceleration or otherwise, the due and punctual payment of interest on overdue principal of, and premium and, to the extent permitted by law, interest, and the due and punctual performance of all other obligations of the Company to the Holders or the Trustee, all in accordance with the terms set forth in Article XIV of the Indenture, and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise.

The obligations of the Guarantors to the Holders and to the Trustee pursuant to this Guarantee and the Indenture are expressly set forth in Article XIV of the Indenture and reference is hereby made to the Indenture for the precise terms and limitations of this Guarantee.

[Signatures on Following Pages]

IN WITNESS WHEREOF, each of the Guarantors has causes this Guarantee to be signed by a duly authorized officer.

THE CANADIAN GUARANTORS:

0606890 B.C. LTD.

By:           _____________________________
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PAPER

By: CATALYST PAPER CORPORATION, its managing partner

By:           _____________________________
Name: Valerie Seager
Title: Vice President and General Counsel

B-

CATALYST PAPER ENERGY HOLDINGS INC.

By:           _____________________________
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PAPER FINANCE LIMITED

By:           _____________________________
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PULP AND PAPER SALES INC.

By:           _____________________________
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PULP OPERATIONS LIMITED

By:           _____________________________
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PULP SALES INC.

By:           _____________________________
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

ELK FALLS PULP AND PAPER LIMITED

By:           _____________________________
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

PACIFICA POPLARS LTD.

By:           _____________________________
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

THE U.S. GUARANTORS:

CATALYST PAPER HOLDINGS INC.

By:           _____________________________
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PAPER RECYCLING INC.

By:           _____________________________
Name: Valerie Seager
Title: Secretary

CATALYST PAPER (SNOWFLAKE) INC.

By:           _____________________________
Name: Valerie Seager
Title: Secretary

CATALYST PAPER (USA) INC.

By:           _____________________________
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

PACIFICA PAPERS SALES INC.

By:           _____________________________
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

PACIFICA PAPERS US INC.

By:           _____________________________
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

PACIFICA POPLARS INC.

By:           _____________________________
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

THE APACHE RAILWAY COMPANY

By:           _____________________________
Name: Valerie Seager
Title: Secretary

THE HUNGARY GUARANTOR:

CATALYST PAPER SERVICES (HUNGARY) LIMITED LIABILITY COMPANY

By:           _____________________________
Name: Patricia Sakai
Title: Managing Director